
13003469

2013 ANNUAL REPORT

Notice of Annual General Meeting of Shareholders | Proxy Statement


Vistaprint N.V.

Vistaprint empowers millions of people worldwide to Make a Living • Make a Connection • Make a Difference

Annual Revenue (Consolidated)
U.S. Dollars in Millions



$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$152.1
$255.9
$400.7
$515.8
$670.0
$817.0
$1,020.3
$1,167.5
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013

Diluted Earnings Per Share (Consolidated)
U.S. Dollars



$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.45
$0.60
$0.87
$1.25
$1.49
$1.83
$1.13
$0.85
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013

Number of Unique Customers (Organic*)
Millions



16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
2.7
4.1
6.2
8.0
9.6
11.4
14.4
15.8
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013

Average Bookings Per Unique Customer (Organic*)
U.S. Dollars



$80
$70
$60
$50
$40
$30
$20
$10
$0
$53
$58
$61
$63
$70
$72
$68
$69
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013

*Organic metrics exclude the fiscal 2012 acquisitions of Webs and Albumprinter

Dear Fellow Shareholder:

Fiscal year 2013 was another year of progress as we continued to turn Vistaprint toward the new bearing we publicly announced just over two years ago. As part of this multi-year strategic reorientation, we have been implementing major changes and improvements across most parts of our business, including the following achievements during the last fiscal year:

- We raised the value that we provide to customers of our core Vistaprint brand through improved pricing transparency, enhanced user experience, upgraded substrate quality and expanded customer service.
- Through process improvements, manufacturing engineering and supply chain management, we increased delivery reliability and product quality, extended our leadership in mass customization, and lowered our costs of production.
- We invested heavily in advertising, the financial justification of which we based upon multi-year customer lifetime value.
- We continued our multi-year transition of the Vistaprint brand away from predominantly free and deeply discounted prices toward a brand which small business owners recognize as simply a better place to promote their business.
- In the European Home & Family market we strongly grew our Albelli brand, part of Albumprinter, as we rolled out improved products and user experience functionality.
- For digital products such as websites and small business Facebook pages, we continued with the integration of the Webs technology into our much larger Vistaprint brand's digital business while maintaining strong growth for the Webs brand as a leader in the "freemium" space of this market.
- We began to lay foundations for future growth in Asia by building out and launching our India manufacturing, website, customer service and marketing operations. Likewise, we began sharing our manufacturing and management knowledge with Namex, our minority equity investment in China.
- Strong investment in technology and development powered many of the above projects. We are driving our technology capabilities forward through themes of enabling strategic priorities, effective delivery and platform development.

None of the above is a short-term initiative: we expect to continue progressing on each of them for the foreseeable future. While progress was made, not everything went according to plan in FY 2013. In Europe and Australia we faced significant revenue shortfalls relative to our budget due in part to our own execution errors and in part to headwinds associated with our move away from direct marketing tactics focused predominantly on hard discounts. Although these prior practices were effective in driving near-term revenue, we believe we need to improve our relevance to customers who seek not only great prices, but also other value drivers such as quality, pricing transparency, service and great graphic content. Finally, our slower revenue growth forced us to re-assess the speed at which we could drive profit growth relative to the objectives we set two years ago.

Last year we grew revenue 14 percent to $1.2 billion. Our GAAP earnings per share of $0.85 exceeded the target we set at the beginning of the fiscal year, although it declined 25 percent year over year as we continued to invest consistent with the strategy discussed above. Cash from operations remained strong at $140 million. We purchased 1.9 million of our ordinary shares during FY 2013, in addition to the 9.9 million shares that we purchased in FY 2012. As a result, our share count is 4% lower than it was at the end of fiscal 2012 and 24% lower than it was at the end of fiscal 2011.

Importantly, I would like to thank each of our employees for their hard work and dedication last year. At year end Vistaprint employed over 4,000 team members in 19 different locations. Without their talents we could never have moved forward as we did over the past fiscal year and as we expect to do in the future.

Looking to that future – as the founder, as the CEO, and as a shareholder – my expectations for Vistaprint remain high. I continue steadfast in my belief that we are building a transformational and enduring business for the long term. Thank you for your confidence and support of Vistaprint as we continue to create value for our customers, provide rewarding opportunities for our employees, and seek strong financial returns for our long-term shareholders.

Sincerely,



Robert S. Keane
Chairman of the Management Board, President and CEO

Special Note Regarding Forward-Looking Statements

The statements in this letter concerning our expectations for the future growth and development of our business and anticipated effects of our strategy and investments constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including but not limited to those contained in the Risk Factors section of this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-51539

Vistaprint N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	**98-0417483**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

Hudsonweg 8
5928 LW Venlo
The Netherlands
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: 31-77-850-7700
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Ordinary Shares, €0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
	Smaller reporting company ☐	(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the ordinary shares held by non-affiliates of the registrant was approximately $1.03 billion on December 31, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) based on the last reported sale price of the registrant's ordinary shares on the NASDAQ Global Select Market.

As of August 9, 2013, there were outstanding 32,879,497 ordinary shares, par value €0.01 per share, of Vistaprint N.V.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended June 30, 2013. Portions of such proxy statement are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K.

VISTAPRINT N.V.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2013

TABLE OF CONTENTS

PART I

Item 1. *Business*

Overview

We are a leading online provider of coordinated portfolios of customized marketing products and services to micro businesses worldwide. We offer a broad spectrum of brand identity and promotional products, marketing services and digital solutions. While we focus primarily on micro business marketing products and services, consumers also purchase many of our products, such as invitations and announcements, greeting cards, photo books and calendars.

We offer value to our customers through innovative technology, a broad selection of customized products and services, low pricing and personalized customer service. While we offer a broad selection of designs and formats, we seek to reduce manufacturing complexity and costs by using limited characteristics that can be reconfigured and combined. This reduces our costs versus comparable marketing of products and services produced using traditional methods. This approach has allowed us to successfully penetrate the large, fragmented and geographically dispersed micro business and home and family markets.

We have standardized, automated and integrated the design and production process, from design conceptualization to product shipment and service delivery. Customers can use our proprietary design software to easily create and order full-color, personalized, professional-looking marketing physical and digital products and services, without any prior design training or experience. Customers have access to extensive graphic designs, design templates, photographs and illustrations as well as logo design services and content suggestions. We are also able to automatically match and adapt graphic content from one product format to another, which allows us to generate and display complementary products and services as part of the ordering process.

Our proprietary Internet-based order processing systems receive and store tens of thousands of individual orders on a daily basis and, using complex algorithms, organize these orders for efficient production and delivery to our customers. Through our production technologies and highly automated manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional production and can provide customized finished products in as little as two days from design to delivery. During the fiscal year ended June 30, 2013, our customers placed approximately 29.1 million orders.

Market and Industry Background

The Marketplace for Micro Business Marketing Products and Services

We focus on providing marketing products and services for the micro business market, generally businesses or organizations with fewer than 10 employees and usually 2 or fewer. We believe that there are approximately 60 million businesses with fewer than 10 employees in the United States, Canada, and the European Union and that these micro businesses undergo frequent changes with many forming and dissolving each year, creating a large market for business identity products and services in addition to marketing products and services. We also believe that, in response to the growth of the Internet and the emergence of digital production technologies, micro businesses are shifting from traditional suppliers of customized marketing products and media toward online alternatives.

In the past, a business seeking customized marketing products and services could either hire a designer to develop and coordinate the production of marketing materials or produce printed materials themselves using desktop software and an inkjet or laser printer. A designer can produce a professionally coordinated portfolio of marketing products and services, but this is a significantly more costly and time-consuming alternative, whereas a traditional self-service model typically produces less sophisticated and lower quality output. We believe that neither alternative satisfies the needs of micro businesses, which typically lack the resources or skills to generate satisfactory results using either approach. As a result, we believe the micro business market has been underserved historically.

Online commerce provides significant advantages and opportunities to micro business customers seeking customized marketing products and services at affordable prices. These customers do not typically need the large quantities that are traditionally required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditionally procuring customized marketing products and services have historically dissuaded micro business customers from purchasing these products and services. We believe that the highly fragmented, geographically dispersed nature of the micro business market is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services, and the opportunity to efficiently aggregate individual orders into larger and more efficient production units.

In addition to physical marketing materials and promotional items, micro businesses are also increasingly seeking to establish an online marketing presence, via websites, email marketing, and social media. While adoption of digital marketing approaches has been slower among micro businesses than it has in large companies, it is a growing component of their marketing spend for micro businesses. We believe that a coordinated portfolio of marketing products and services, including digital marketing services, can help micro businesses appear more competent and professional, which can enhance their customer relationships and prospects for success.

The Marketplace for Customized Products and Services for the Home and Family

While we focus primarily on micro business marketing products and services, many of our product formats are also purchased by consumers seeking customized announcements, greeting cards, calendars, stationery, apparel, personalized gifts, photo books and related photo products. In the past, many such products were supplied by an industry comprising print manufacturing wholesalers and local retailers, such as stationery stores. Compared with today's Internet-based alternatives, traditional offerings were relatively limited, prices were significantly higher, and delivery often required longer lead times. Graphic designs were limited and it was rarely possible to incorporate full color photography into the design.

Online commerce combined with digital production technologies provides significant advantages and opportunities to consumers seeking high quality personalized products at affordable prices. The overall market opportunity for these types of products is very large, and we believe it could be a longer-term source of growth even though it is not our primary focus today. Our home and family efforts have gained significant traction in Europe, where the consumer market is highly fragmented. As a result, we have invested more in our home and family efforts in Europe, including an entry into the photo book market via an acquisition in fiscal 2012. In North America and Asia Pacific, we primarily market our consumer-oriented products to our existing base of micro business customers, many of whom also have a desire to purchase personalized products for home and family use.

Customer Value, Design and Purchase Experience

As of June 30, 2013, we serve customers in more than 130 countries and we have approximately 30 localized websites serving countries in North America, Europe and Asia Pacific. We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of products, price points and customer service options. Our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Customers in many markets around the world who have started the design process but find that they require some guidance or design help can, with the assistance of our customer service, sales and design support personnel, obtain real-time design or ordering assistance in their local language. We also offer email support to customers of our other localized websites.

Low Prices and Small Quantities

We believe a key reason that our customers try Vistaprint and stay with us is our ability to sell custom designed and manufactured products and services in quantities that are appropriate for micro businesses, which can often be a single unit. At the same time, our high volume, highly automated production facilities produce small quantity orders at low cost, allowing us to sell at low prices. Our manufacturing facilities operate in a controlled environment as our quality assurance systems employ principles of world-class manufacturing designed to ensure that we consistently deliver quality products.

Broad Range of Products and Services

Customers visiting our websites can select the type of product they wish to design from our broad range of available products and services for the business and home and family markets, including:

Paper based

- brochures
- business cards
- data sheets
- desk and wall calendars
- envelopes
- flyers
- folded business cards
- folded cards
- holiday cards
- invitations and announcements
- letterhead
- mailing labels
- note cards and note pads
- personalized notebooks
- personalized stickers
- photo books
- postcards
- presentation folders
- return address labels
- standard and oversized postcards
- sticky notes

Non-paper based

- banners
- bottle openers
- calculators
- car door magnets
- decals
- drink koozies
- embroidered apparel
- hats
- iPhone cases
- key chains
- lawn signs
- letter openers
- luggage tags
- magnetic clips
- mouse pads
- mugs
- printed and engraved pens
- refrigerator magnets
- rubber stamps
- rulers
- stress cubes
- t-shirts
- tape measures
- tote bags
- USB flash drives

Digital and Marketing Services

- blogs
- custom Facebook pages
- design tools and content
- email marketing services
- logos
- mailing services
- online CRM tool
- online search profiles
- personalized email domains
- search engine optimization
- website design and hosting

Designing Online

When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer's own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer's keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based application enables the customer to quickly and easily perform a wide range of design and editing functions on the selected design, for example, cropping images or entirely replacing images with other images or uploading customer images or logos.

Portfolios of Coordinated Marketing Products and Services

Once customers choose a pre-designed template or upload their own content for a product, they can instantly see what their design looks like on a wide array of other Vistaprint products and related services, including signage, websites and email marketing, business identity, direct mail services, apparel and promotional gifts.

Customer Support Experience

Customers who need help with their design or ordering process are able to reach our customer service agents via phone, email, and chat. The agent support is augmented by a robust set of online tools and self-help options.

We have six customer service facilities: Montego Bay, Jamaica; Berlin, Germany; the Hague, the Netherlands; Tunis, Tunisia; Sydney, Australia; and Mumbai, India. These centers provide phone, email and chat support for customers who speak English, Dutch, German, French, Italian, Spanish, Portuguese, Polish, Czech, Swedish, Norwegian, Finnish, Danish, Turkish, Japanese and Hindi. These facilities were staffed by over 950 customer service, sales and design support employees as of June 30, 2013. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, our agents and designers provide a high quality customer service experience.

Post-Design Check-Out Process

Customers purchasing products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the currencies, customs and practices of each of our localized sites. These payment alternatives include credit or debit card, PayPal, check, wire transfer or other methods. Customers can choose processing and delivery speeds that match their needs, so they can have their custom-produced product in as little as 3 days.

Our Competitive Advantage

We have invested significantly in three core areas to build a strong advantage versus traditional competitors:

- Proprietary technology and intellectual property
- Mass customization manufacturing
- Direct marketing expertise

Our Competitive Advantage: Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, enable customers to create graphic designs and place orders on our websites, and aggregate and produce multiple orders from all over the world. This technology includes:

Design and Document Creation Technologies

Our design creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high quality marketing materials from their homes or offices. Our document model architecture and technology employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized initial and later matching product design options automatically in real time.

Our auto-matching design software algorithmically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer's computer from our server and runs in the customer's browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and an extensive selection of high quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

Our Internet-based, remote, real-time, co-creativity and project management application and database enables customers and our design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Albumprinter Downloadable and *Online Editors* enable the creation of a wide range of photo products such as calendars, canvas prints, and greeting cards through an intuitive user interface. These editors allow our customers the choice of creating their personalized products on their own computer or utilizing their preferred browser and enable functionality such as auto generated layouts, creation of content, and font selection. Various upgrade options are available for each product.

Our website creation tools enable customers with limited or no technical skills to quickly design and layout websites. Some features available to our customers include adding personal images, maps, electronic payment processing, downloadable files and contact forms. Our products include the following:

- Customers seeking to improve their ranking among search engines can modify their content and search keywords through a simple interface. This platform also provides customers with the option to self-manage e-mail marketing solutions for their business.
- The *Webs SiteBuilder* tool is a "what-you-see-is-what-you-get' platform by which customers can customize their websites through the use of a drag-and-drop interface to add rich content. This tool includes an application platform enabling one-click additions of integrated apps like blogs, calendars, web stores, and discussion forums. Customers can also use a simple theme designer to modify any theme to match their brand.

Pagemodo offers small businesses an easy way to create a professional looking custom Facebook page. *Pagemodo* allows customers to select from a variety of templates to create custom tabs for their Fanpage including welcome tabs, lead capture tabs, video tabs, and more. *Pagemodo* also offers a template driven cover image designer that lets customers create cover images for their Facebook pages through a simple click and edit interface.

Pre-Press and Print Production Technologies

Our pre-production and production technologies efficiently process and aggregate customer orders, prepare orders for high-quality production and manage production, addressing and shipment of these orders.

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. *DrawDocs* ensures that the high-resolution press-ready version of the customer's design will produce a product that matches the graphic design that was displayed in the customer's Internet browser.

Our *VistaBridge* technology allows us to efficiently store, process and aggregate tens of thousands of Internet orders every day. The system automates the workflow into our high-volume production facilities by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single production run or set of homogenous production runs. The technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type and format of raw material, color versus black and white, single or double-sided print, delivery date, shipping location, type of production system being used and type of product. For printed products, the *VistaBridge* software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. *Viper* monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

We use our marketing technologies to automatically generate and display additional products incorporating the customer's initial design, facilitating the cross-sale of related products and services.

VistaMatch Software automatically generates and displays one or more additional customized product designs based upon a customer's existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, T-Shirts, pens, websites and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

Automated Cross-Sell and Up-Sell technology permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use this technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer's purchase history, the contents of the customer's shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Technology Development

We intend to continue developing and enhancing our proprietary and licensed software programs and our manufacturing processes. Our technology and development expenses were approximately $165 million (14% of total revenues), $129 million (13% of total revenues) and $94 million (12% of total revenues) in the years ended June 30, 2013, 2012, and 2011, respectively.

We have designed our website technologies and infrastructure to scale to accommodate future geographic expansion and growth in the number of customer visits, orders, and product and service offerings. This Internet-based architecture makes our applications highly scalable and offers our customers fast system responsiveness when editing document designs. Our production technologies for aggregating jobs in preparation for manufacturing are designed to readily scale as we grow. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the production capacity and increasing overall system throughput.

The majority of customer-facing systems infrastructure, web and database servers and all payment operations are hosted in Bermuda and we maintain data centers for backend server operations, uploads and limited pre-sales customer-facing activities in our production facilities. Additionally, we host fulfillment of our electronic offerings from a datacenter facility in Canada and our production facility in the Netherlands and a limited amount on cloud-hosting providers. Our site systems are operated 24 hours a day, seven days a week. We believe our IT solution is highly scalable, requiring only the addition of relatively inexpensive servers and processors.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer payment information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

In addition to our software engineering and IT disciplines, we have a focused research and development center in Winterthur, Switzerland that is consistently seeking to strengthen our manufacturing and supply chain capabilities through engineering disciplines such as automation, manufacturing, facilities and new product design, and process and color control.

Our Competitive Advantage: Intellectual Property

We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold 159 issued patents worldwide, and we continue to file new patent applications around the world. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2017 and May 2030. Our primary brand is "Vistaprint," and we hold trademark registrations for the Vistaprint trademark in 38 jurisdictions, including registrations in our major markets in North America, Europe, and Asia Pacific. We also hold trademarks for other brands through which we do business in jurisdictions worldwide.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and related names. Most of our localized sites use local country code domain names, such as Vistaprint.it for our Italian site.

From time to time, we are involved in lawsuits or disputes in which third parties claim that we have violated their intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. You can find more information about the risks relating to our intellectual property rights in Item 1A of Part I, "Risk Factors" in this Annual Report on Form 10-K.

Our Competitive Advantage: Mass Customization Manufacturing

Our high-volume, standardized, scalable production processes are driven by sophisticated proprietary software described above. Our technologies are designed to readily scale as the number of orders received per day increases. As more individual print jobs are received, similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing capacity and increasing overall system throughput. The global scale of our production facilities, located in Canada, the Netherlands, Australia, and India, as well as our proprietary workflow and production management software allows us to deliver final products to customers in as few as two days. We believe that our strategy of seeking to automate and systematize our service and production systems enables us to reach and serve small-scale customers more effectively than our competitors.

With the improvements we have made in automating the design and production process, we can produce and ship an order the same day we receive it, which results in minimal inventory levels and reduced working capital requirements. Our manufacturing technology facilitates the production of complementary custom products in a highly synchronized manner, allowing us to produce and deliver multi-part orders quickly and efficiently. This allows us to produce high-quality, low-priced products at high margins even though our average order values are low by traditional standards.

As orders are received, we automatically route production jobs, often aggregated by our *VistaBridge* technology, to the type and location of production system that is most appropriate and cost efficient for the type of product ordered. Printed paper products ordered in larger quantities, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, offset, professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, apparel, signage, invitations, return address labels, photo books and magnets, are typically produced on digital equipment. In most cases, individual orders from multiple customers are aggregated to create larger jobs, allowing multiple orders to be simultaneously produced.

Our proprietary *Viper* software and sophisticated automation solutions combined with software from our suppliers allow us to integrate and automate the manufacturing process. This process includes:

- the pre-press process, during which digital files are transferred directly from our computer servers to the manufacturing system at the appropriate production facility;
- automatic plate loading systems that eliminate all manual steps of offset printing other than a quick insertion and removal of plates;
- automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates; and
- automated color management, which adjusts digital images prior to printing, assuring that colors match when processed across different printing presses and substrates.

Once printed, individual paper product orders are separated using computerized cutting systems, assembled, packaged, addressed, and shipped to the customer. *Viper* processes and then communicates electronically with numerous shipping carriers, selecting an optimum mix of carriers while assuring smooth tracking and information flow to the customer until final confirmation of delivery.

Requiring as little as 13 seconds of pre-press, printing, cutting and boxing labor for a typical order of 250 business cards, versus an hour or more for traditional printers, this process enables us to print many high quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world-class manufacturing to ensure that we consistently deliver high quality products.

Supply Chain Management

We are focused on achieving the lowest total cost of ownership in our strategic sourcing efforts by concentrating on quality, logistics, technology and cost. Our efforts include the procurement of high quality materials and equipment that meet our strict specifications at a low total cost across a growing number of geographic manufacturing locations. Additionally, we work to develop and implement logistics, warehousing, and outbound shipping strategies to provide a balance of low-cost material availability while limiting our inventory exposure. We believe investing in a strategic supply chain management capability that is tightly integrated with our other manufacturing teams helps us improve efficiency and reduce costs.

Our Competitive Advantage: Direct Marketing Expertise

We have developed expertise in direct marketing to target new customers across various channels and to drive more traffic to our websites, as well as to retain existing customers. Our marketing centers in Australia, India, Spain and the United States execute focused marketing strategies to each region but leverage our global organization in terms of expertise, knowledge sharing, and marketing best practices.

To acquire new customers, we employ sophisticated direct marketing approaches leveraging digital media and technologies as well as traditional media such as direct mail and broadcast. We also acquire customers through channels such as organic search and direct URL type-in. In addition, many of the products that we offer our customers contain the Vistaprint logo and reference our website. Our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts. Our customer base is an important marketing asset, providing beneficial word-of-mouth advertising and brand visibility through online and offline business forums. We have also run television broadcast campaigns in the United States and have tested this channel in other markets. We utilize both mobile and social media platforms to promote our brand and engage with our customers. Over the years, our offers have evolved as e-commerce norms have evolved. Historically, our lead acquisition offer was free business cards with optional fee-based attributes. More recently, we have been successful leading with a low all-in offer price (for example, 250 business cards for $10 including shipping).

We have developed tools and techniques for measuring the efficiency of each marketing partner and product or service placement. In addition, our split-run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product and service selections, prices and/or marketing messages. This allows us to test or introduce new products and services on a limited basis, test various price points on products and services or test different marketing messages related to product or service offerings. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and roll-out the most promising and profitable ideas and promotions to maximize our long-term customer value proposition.

We advertise on the websites of companies such as eBay and Amazon, contract for targeted e-mail marketing services from vendors such as MyPoints, and contract for placement on leading search engines such as Google, Bing, and Yahoo!. We maintain affiliate programs with companies which permit program partners to include hyperlinks to our websites from their sites and include our site address in promotional materials.

Competition

The markets for small business marketing products and services and home and family custom products, including the printing and graphic design market, are intensely competitive, highly fragmented and geographically dispersed, with many existing and potential competitors. We compete on the basis of breadth of product offerings, price, convenience, quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high quality design, production and marketing services at low price points and in doing so, offer our customers an attractive value proposition. Our current competition includes one or a combination of the following:

- traditional storefront printing and graphic design companies;
- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets;
- wholesale printers;
- online printing and graphic design companies, many of which provide printed products and services similar to ours;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- email marketing services companies;
- website design and hosting companies;
- suppliers of custom apparel, promotional products and customized gifts;
- online photo product companies;
- Internet firms and retailers; and
- other digital marketing such as social media, local search directories and other providers.

As we expand our geographic reach, product and service portfolio and customer base, our competition increases. Our geographic expansion creates competition with competitors with a multi-national presence and experienced local vendors. Recent product offerings such as websites, email marketing, apparel and photo products have resulted in new competition as a result of us entering those markets. We encounter competition from large retailers offering a wide breadth of products and highly focused companies concentrated on a subset of our customers or product offerings.

Business Segment and Geographic Information

As of June 30, 2013, our reportable operating segments consist of North America, Europe and Most of World. For more segment and geographic information about our revenues, operating income and long-lived assets, see Item 8 of Part II, "Financial Statements and Supplementary Data — Note 15 — Segment Information" and Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The descriptions of our business, products, and markets in this section apply to all of our operating segments.

Seasonality

Our second fiscal quarter, ending December 31, includes the majority of the holiday shopping season and has become our strongest quarter for sales of our consumer-oriented products, such as holiday cards, calendars, photo books, and personalized gifts. This second fiscal quarter seasonality has increased with our fiscal 2012 acquisition of Albumprinter Holding B.V. ("Albumprinter"), which also has a highly seasonal business. Net income during the second fiscal quarter represented 78%, 72%, and 41% of annual net income in the years ended June 30, 2013, 2012, and 2011, respectively.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet, consumer protection, or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business.

Employees

As of June 30, 2013, we had approximately 3,900 full-time and approximately 150 temporary employees worldwide. None of our employees are represented by a labor union. We are required to provide certain employees in the Netherlands with compensation and benefits equal to or greater than those provided in a collective bargaining agreement covering employees in the Dutch printing trade, and compensation and benefits for employees in our Barcelona office are equal to or greater than those of the Catalonian collective bargaining agreement for office businesses. We have not experienced any work stoppages and believe that relations with our employees are favorable.

Corporate Information

Vistaprint N.V. was incorporated under the laws of the Netherlands on June 5, 2009 and on August 30, 2009 became the publicly traded parent company of the Vistaprint group of entities. We maintain our registered office at Hudsonweg 8, 5928 LW Venlo, the Netherlands. Our telephone number in the Netherlands is +31-77-850-7700. As a result of our change of domicile from Bermuda to the Netherlands on August 30, 2009, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint N.V. became the publicly traded parent company of the Vistaprint group of entities. Vistaprint Limited, the immediate predecessor corporation to Vistaprint N.V., was incorporated under the laws of Bermuda in April 2002.

Available Information

We are registered as a reporting company under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Accordingly, we file or furnish with the U.S. Securities and Exchange Commission, or the SEC, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements as required by the Exchange Act and the rules and regulations of the SEC. The public may read and copy our reports, proxy statements and other materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, such as Vistaprint N.V, that file electronically with the SEC. The address of this website is *www.sec.gov*. We make available, free of charge through our United States website, the reports, proxy statements, amendments and other materials we file with or furnish to the SEC as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. The address of our United States website is *www.vistaprint.com*. We are not including the information contained on our website, or information that can be accessed by links contained on our website, as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

We caution that our future results may vary materially from those contained in forward-looking statements that we make in this Report and other filings with the SEC, press releases, communications with investors and oral statements due to the following important factors, among others. Our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Related to Our Business

If our long-term growth strategy is not successful or if our financial projections relating to the effects of our strategy turn out to be incorrect, our business and financial results could be harmed.

We may not achieve the objectives of the long-term investment and financial strategy we originally announced in July 2011, our associated financial projections relating to the long-term growth of our business may turn out to be incorrect, and our investments in our business may fail to positively impact our revenue or earnings per share, or EPS, growth as anticipated. Some of the factors that could cause our investment strategy and our overall business strategy to fail to achieve our objectives include, among others:

- our failure to adequately execute our operational strategy or anticipate and overcome obstacles to achieving our strategic goals;
- our failure to make our intended investments because the investments are more costly than we expected or because we are unable to devote the necessary operational and financial resources;

- our inability to purchase or develop technologies and production platforms to increase our efficiency, enhance our competitive advantage and scale our operations;
- the failure of our current supply chain to provide the resources we need and our inability to develop new or enhanced supply chains;
- our failure to acquire new customers and enter new markets, retain our current customers, and sell more products to current and new customers;
- our failure to identify and address the causes of our revenue weakness in Europe;
- our failure to sustain growth in relatively mature markets;
- our failure to promote, strengthen, and protect our brands;
- the failure of our current and new marketing channels to attract customers;
- our failure to manage the growth and complexity of our business and expand our operations;
- our failure to realize our net income goals due to lower revenue or higher than expected costs or taxes;
- our failure to acquire businesses that enhance the growth and development of our business or to effectively integrate the businesses we do acquire into our business;
- unanticipated changes in our business, current and anticipated markets, industry, or competitive landscape; and
- general economic conditions.

In addition, projections are inherently uncertain and are based on assumptions and judgments by management that may be flawed or based on information about our business and markets that may change in the future in ways that may be beyond our control. Our actual results may differ materially from our projections due to various factors, including but not limited to the factors listed immediately above and in the risk factor below entitled "Our quarterly financial results will often fluctuate," which is also applicable to longer term results.

If our strategy is not successful, or if there is a market perception that our strategy is not successful, then our revenue and earnings may not grow as anticipated or may decline, we may not be profitable, our reputation and brand may be damaged, and the price of our shares may decline. In addition, we may change our financial strategy or other components of our overall business strategy if we believe our current strategy is not effective, if our business or markets change, or for other reasons, which may cause fluctuations in our financial results and volatility in our share price.

If we are unable to attract visitors to our websites and convert those visitors to customers, our business and results of operations could be harmed.

Our success depends on our ability to attract new and repeat customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products and services, such as purchased search results from online search engines, e-mail, direct mail, advertising banners and other online links, broadcast media, and word-of-mouth customer referrals. If we are not effective at reaching new and repeat customers, if the costs of attracting customers using our current methods significantly increase, or if we are unable to develop new cost-effective means to obtain customers, then traffic to our websites would be reduced, and our business and results of operations would be harmed.

In addition, our internal research shows that an increasing number of current and potential customers access our websites using smart phones or tablet computing devices and that our website visits using traditional non-mobile computers may be declining. Designing and purchasing custom designed products on a smart phone, tablet, or other mobile device is more difficult than doing so with a traditional computer due to limited screen sizes and bandwidth constraints. Beyond these generic difficulties with a mobile device, our technology is not currently optimized for mobile devices, and the development of mobile-oriented user interfaces and other technologies is complex. Although we are investing to update our technology to be more effective on mobile devices and have made some mobile functionality available to our customers, we cannot predict the success of those investments. We also rely heavily on email to contact and market to our customers, and we believe we may be losing potential sales to customers who use mobile devices to skim and then delete emails without opening them. If we fail to make changes to our websites, technologies, and marketing methods to facilitate the design and purchase of our products with mobile devices, or if the market shift to mobile devices accelerates faster than we are able to make the necessary changes, then we could find it increasingly difficult to attract new and repeat visitors to our websites and convert these visitors to customers, and our revenue could decline.

Purchasers of micro business marketing products and services, including graphic design and customized printing, may not choose to shop online, which would prevent us from acquiring new customers that are necessary to the success of our business.

The online market for micro business marketing products and services is less developed than the online market for other business and home and family products, and our success depends in part on our ability to attract customers who have historically purchased products and services we offer through offline channels. Specific factors that could prevent prospective customers from purchasing from us as an online retailer include:

- concerns about buying graphic design services and marketing products without face-to-face interaction with sales personnel;
- the inability to physically handle and examine product samples;
- delivery time associated with Internet orders;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products; and
- the inconvenience associated with returning or exchanging purchased items.

We may not succeed in promoting and strengthening our brands, which could prevent us from acquiring new customers and increasing revenues.

A primary component of our business strategy is to promote and strengthen the Vistaprint brand and the brands of our acquired companies in order to attract new and repeat customers to our websites, and we face significant competition from other companies in the various markets we serve who also seek to establish strong brands. To promote our brands, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts, but we cannot be sure that these investments will be profitable. If we are unable to successfully promote our brands, we may fail to attract new customers, maintain customer relationships, and increase our revenues.

A component of our brand promotion strategy is establishing a relationship of trust with our customers by providing a high-quality customer experience, which requires us to invest substantial amounts of resources in our website development, design and technology, graphic design operations, production operations, and customer service operations. Our ability to provide a high-quality customer experience is also dependent on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers, and communication infrastructure providers. If we are unable to provide customers with a high-quality customer experience for any reason, our reputation and brands would be harmed.

Our quarterly financial results will often fluctuate, which may lead to volatility in our share price.

Our revenues and operating results often vary significantly from quarter to quarter due to a number of factors, some of which are inherent in our business strategies but many of which are outside of our control. We target annual, rather than quarterly, EPS objectives which can lead to fluctuations in our quarterly results. Other factors that could cause our quarterly revenue and operating results to fluctuate include among others:

- seasonality-driven or other variations in the demand for our products and services;

- currency and interest rate fluctuations, which affect our revenues and costs;
- hedge activity that does not qualify for hedge accounting;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain customers and generate repeat purchases;
- shifts in product mix toward less profitable products;
- our ability to manage our production, fulfillment, and support operations;
- costs to produce and deliver our products and provide our services, including the effects of inflation;
- our pricing and marketing strategies and those of our competitors;
- investments in our business to generate or support revenues and operations in future periods, such as incurring marketing, engineering or consulting expenses in a current period for revenue growth or support in future periods;
- expenses and charges related to our compensation agreements with our executives and employees;
- costs and charges resulting from litigation;
- significant increases in credits, beyond our estimated allowances, for customers who are not satisfied with our products;
- changes in our income tax rate;
- costs to acquire businesses or integrate our acquired businesses;
- impairments of our tangible and intangible assets including goodwill; and
- the results of our minority investments.

We base our operating expense budgets in part on expected revenue trends. A portion of our expenses, such as office leases, depreciation related to previously acquired property and equipment, and personnel costs, are relatively fixed, and we may be unable to adjust spending quickly enough to offset any revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the above factors, among others, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. Our operating results may sometimes be below the expectations of public market analysts and investors, in which case the price of our ordinary shares will likely decline.

Seasonal fluctuations in our business place a strain on our operations and resources.

Our second fiscal quarter includes the majority of the holiday shopping season and in each of the last three fiscal years has accounted for more of our revenue and earnings than any other quarter, primarily due to higher sales of home and family products such as holiday cards, calendars, photo books, and personalized gifts. We believe our second fiscal quarter is likely to continue to account for a disproportionate amount of our revenue and earnings for the foreseeable future. In anticipation of increased sales activity during our second fiscal quarter holiday season, we typically incur significant additional capacity related expenses each year to meet our seasonal needs, including facility expansions, equipment purchases, and increases in the number of temporary and permanent employees. Lower than expected sales during the second quarter would likely have a disproportionately large impact on our operating results and financial condition for the full fiscal year. If we are unable to accurately forecast and respond to seasonality in our business, our business and results of operations may be materially harmed.

A significant portion of our revenues and expenses are transacted in currencies other than the U.S. dollar, our reporting currency. We therefore have currency exchange risk, despite our efforts to mitigate such risk through our currency hedging program.

We are exposed to fluctuations in currency exchange rates that may impact items such as the translation of our revenues and expenses, remeasurement of our intercompany balances, and the value of our cash and cash equivalents denominated in currencies other than the U.S. dollar. For example, when currency exchange movements are unfavorable to our business, the U.S. dollar equivalent of our revenue and operating income recorded in other currencies is diminished, particularly in certain currencies where we have disproportionate revenues or expenses. While we engage in hedging activities to try and mitigate the impact of currency exchange rate fluctuations, our revenue and results of operations may differ materially from expectations as a result of such fluctuations. As we expand our revenues and operations throughout the world and to additional currencies, our exposure to currency exchange rate fluctuations is increasing. Additionally, our income tax rate may be impacted by fluctuations in currency exchange rates in jurisdictions where our tax returns are prepared in a currency other than the functional currency.

Our global operations and expansion place a significant strain on our management, employees, facilities and other resources and subject us to additional risks.

We are growing rapidly. We currently operate production facilities or offices in 14 countries and have approximately 30 localized websites to serve various geographic markets. We expect to establish operations and sell our products and services in additional geographic regions, including emerging markets, where we may have limited or no experience. We are subject to a number of risks and challenges that relate to our global operations and expansion, including, among others:

- difficulty managing operations in, and communications among, multiple locations and time zones;
- difficulty complying with multiple tax laws, treaties, and regulations and limiting our exposure to onerous or unanticipated taxes, duties, and other costs;
- local regulations that may restrict or impair our ability to conduct our business as planned;
- protectionist laws and business practices that favor local producers and service providers;
- our inexperience in marketing and selling our products and services within unfamiliar countries and cultures;
- our failure to properly understand and develop graphic design content and product formats appropriate for local tastes;
- disruptions caused by political and social instability that may occur in some countries;
- corrupt business practices, such as bribery, that may be common in some countries;
- difficulty expatriating our earnings from some countries;
- disruptions or cessation of important components of our international supply chain;
- the challenge of complying with disparate laws in multiple countries;
- restrictions imposed by local labor practices and laws on our business and operations; and
- failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

To manage our operations and anticipated growth, we must continue to refine our operational, financial, and management controls, human resource policies, reporting systems, and procedures in the locations in which we operate. If we are unable to implement improvements to these systems and controls in an efficient or timely manner or if we discover deficiencies in our existing systems and controls, then our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brands and substantially harm our business and results of operations.

Acquisitions may be disruptive to our business.

A component of our strategy is to selectively pursue acquisitions of businesses, technologies, or services, but the time and expense associated with finding suitable businesses, technologies, or services to acquire could disrupt our ongoing business and divert our management's attention. In addition, we may need to seek financing for acquisitions, which may not be available on terms that are favorable to us, or at all, and can cause dilution to our shareholders, cause us to incur additional debt, or subject us to covenants restricting the activities we may undertake. For example, to finance the acquisitions we completed in fiscal 2012, we borrowed amounts under our credit facility.

In addition, integrating newly acquired businesses, technologies, and services is complex, expensive, time consuming and subject to many risks, including the following:

- We may not be able to retain customers and key employees of the acquired businesses, and we and the acquired businesses may not be able to cross sell products and services to each other's customers.
- In some cases, our acquisitions are dilutive for a period of time, leading to reduced earnings. For example, both the Albumprinter and Webs acquisitions have resulted in additional amortization and share-based compensation expense.
- An acquisition may fail to achieve our goals and expectations for the acquired business because we fail to integrate the acquired business, technologies, or services effectively, the integration is more expensive or takes more time than we anticipated, or the acquired business does not perform as well as we expected.
- Acquisitions can result in large write-offs including impairments of goodwill and intangible assets, assumptions of contingent or unanticipated liabilities, or increased tax costs.

We face risks related to interruption of our operations and lack of redundancy.

Our production facilities, websites, infrastructure, supply chain, customer service centers, and operations may be vulnerable to interruptions, and we do not have redundancies in all cases to carry on these operations in the event of an interruption. Some of the events that could cause interruptions in our operations or systems are, among others:

- fire, flood, earthquake, hurricane, or other natural disaster or extreme weather;
- labor strike, work stoppage, or other issue with our workforce;
- political instability or acts of terrorism or war;
- power loss or telecommunication failure;
- attacks on our external websites or internal network by hackers or other malicious parties;
- undetected errors or design faults in our technology, infrastructure, and processes that may cause our websites to fail;
- inadequate capacity in our systems and infrastructure to cope with periods of high volume and demand; and
- human error, including but not limited to poor managerial judgment or oversight.

In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, our largest customer service, sales, and design support operation, are subject to a high degree of hurricane risk and extreme weather conditions.

We have not identified alternatives to all of our facilities, systems, supply chains and infrastructure, including production, to serve us in the event of an interruption, and if we were to find alternatives, they may not be able to meet our requirements on commercially acceptable terms or at all. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Any interruptions that cause any of our websites to be unavailable, reduce our order fulfillment performance, or interfere with our manufacturing, technology, or customer service operations could result in lost revenue, increased costs, negative publicity, damage to our reputation and brand, and an adverse effect on our business and results of operations. Building redundancies into our infrastructure, systems and supply chain to mitigate these risks may require us to commit substantial financial, operational, and technical resources, in some cases before the volume of our business increases with no assurance that our revenues will increase.

We face intense competition, and we expect our competition to continue to increase.

The markets for small business marketing products and services and home and family custom products, including the printing and graphic design market, are intensely competitive, highly fragmented and geographically dispersed. The increased use of the Internet for commerce and other technological advances have allowed traditional providers of these products and services to improve the quality of their offerings, produce and deliver those products and services more efficiently, and reach a broader purchasing public. Competition may result in price pressure, reduced profit margins and loss of market share and brand recognition, any of which could substantially harm our business and results of operations. Current and potential competitors include:

- traditional storefront printing and graphic design companies;
- office superstores and other retailers targeting small business and home and family markets;
- companies offering small business or consumer websites and other digital products, including website design and hosting companies;
- wholesale printers;
- online printing and graphic design companies, many of which provide printed products and services similar to ours;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- email marketing services companies;
- suppliers of custom apparel, promotional products and customized gifts;
- online photo product companies;
- Internet firms and retailers; and
- other digital marketing such as social media, local search directories, and other providers.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, more focus on a given subset of our business, existing customer and supplier relationships, or significantly greater financial, marketing, and other resources. Many of our competitors currently work together, and additional competitors may do so in the future through strategic business agreements or acquisitions.

The competitive landscape for e-commerce companies continues to change as new e-commerce businesses are introduced and traditional "bricks and mortar" businesses establish an online presence. Competitors may also develop new or enhanced products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

In addition, we have in the past and may in the future choose to collaborate with some of our existing and potential competitors in strategic partnerships that we believe will improve our competitive position and results of operations, such as through a retail in-store or web-based collaborative offering. It is possible, however, that such ventures will be unsuccessful and that our competitive position and results of operations will be adversely affected as a result of such collaboration.

Failure to meet our customers' price expectations would adversely affect our business and results of operations.

Demand for our products and services is sensitive to price, and changes in our pricing strategies have a significant impact on our revenues and results of operations. Many factors can significantly impact our pricing strategies, including the costs of running our business, our competitors' pricing and marketing strategies, and the effects of inflation. We offer some free or discounted products and services as a means of attracting customers and encouraging repeat purchases, but these free offers and discounts reduce our profit margins and may not result in repeat business to increase our revenues. If we fail to meet our customers' price expectations, our business and results of operations will suffer.

Failure to protect our networks and the confidential information of our customers against security breaches could damage our reputation and brands and substantially harm our business and results of operations.

Online commerce and communications depend on the secure transmission of confidential information over public networks. Currently, a majority of our sales are billed to our customers' credit or debit card accounts directly, and we retain our customers' payment information for a period of time that varies depending on the services we provide to each customer.

We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any compromise or breach of our network or the technology that we use to protect our network and our customer transaction data, including credit card information, could damage our reputation and brand; expose us to losses, litigation, and possible liability; lead to the misappropriation of our proprietary information; or cause interruptions in our operations. Although we maintain network security insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all. In addition, some of our partners also collect information from transactions with our customers, and we may be liable or our reputation may be harmed if our partners fail to protect our customers' information or use it in a manner that is inconsistent with our practices.

If we fail to address risks associated with payment fraud, our reputation and brands could be damaged, and our business and results of operations could be harmed.

We may be liable for fraudulent transactions conducted on our websites, such as through the use of stolen credit card numbers. To date, quarterly losses from payment fraud have not exceeded 1% of total revenues in any quarter, but we continue to face the risk of significant losses from this type of fraud.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google, Bing, and Yahoo!. If the search engines on which we rely modify their algorithms, terminate their relationships with us, or increase the prices at which we may purchase listings, our costs could increase, and fewer customers may click through to our websites. If fewer customers click through to our websites, we could be required to resort to other more costly resources to replace this traffic, which could adversely affect our revenues and operating and net income and could harm our business.

In addition, some of our competitors purchase the term "Vistaprint" and other terms incorporating our proprietary trademarks from Google and other search engines as part of their search listing advertising. Courts do not always side with the trademark owners in cases involving search engines, and Google has refused to prevent companies from purchasing search results that use the trademark "Vistaprint." As a result, we may not be able to prevent our competitors from advertising to, and directly competing for, customers who search for the term "Vistaprint" on search engines.

We rely heavily on email to market to and communicate with customers, and email communications are subject to regulatory and reputation risks.

Various private entities attempt to regulate the use of commercial email solicitation by blacklisting companies that the entities believe do not meet their standards, which results in those companies' emails being blocked from some Internet domains and addresses. Although we believe that our commercial email solicitations comply with all applicable laws, from time to time some of our Internet protocol addresses appear on some of these blacklists. The blacklisting sometimes interferes with our ability to send operational or advertising emails to our current and potential customers and to send and receive emails to and from our corporate email accounts, which can interfere with our ability to market our products and services, communicate with our customers, and operate and manage our websites and corporate email accounts. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services.

Further, we have contractual relationships with partners that market our products and services on our behalf, and some of our marketing partners engage third-party email marketers with which we do not have any contractual or other relationship. Although we comply with all applicable laws relating to email solicitations and our contracts with our partners require that they do the same, we do not always have control over the third-party email marketers that our partners engage. If such a third party were to send emails marketing our products and services in violation of applicable anti-spam or other laws, then our reputation could be harmed and we could potentially be liable for their actions.

Our customers create products that incorporate images, illustrations and fonts that we license from third parties, and any loss of the right to use these licensed materials may substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the design products and services we offer are the copyrighted property of other parties that we use under license agreements. If one or more of our licenses covering a significant amount of content were terminated, the amount and variety of content available on our websites would be significantly reduced, and we may not be able to find, license, and introduce substitute content in a timely manner, on acceptable terms, or at all.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing, and production personnel, any of whom may cease their employment with us at any time with minimal advance notice. We face intense competition for qualified individuals from many other companies in diverse industries. The loss of one or more of our key employees may significantly delay or prevent the achievement of our business objectives, and our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan.

Our credit facility contains financial and operating restrictions and covenants that may limit our access to additional credit and could negatively impact our liquidity.

Our credit facility imposes limitations on our ability to, among other things:

- incur additional indebtedness and liens outside of the credit facility;
- make certain investments, payments, or changes in our corporate structure; and
- make capital expenditures or purchase our ordinary shares in excess of certain limits.

In addition, we are required to meet certain financial covenants that are customary with this type of credit facility, and our inability to comply with these covenants could result in a default under the credit facility, which could cause us to be unable to borrow under the credit facility and may result in the acceleration of the maturity of our outstanding indebtedness under the facility. If we were unable to borrow further under the facility, we may not be able to make investments in our business to support our strategy. If the maturities were accelerated, we may not have sufficient funds available for repayment, and we could end up in bankruptcy proceedings or other similar processes. In addition, our shareholders would be detrimentally impacted as shareholder value could decrease to a point of limited return. Each scenario would result in significant negative implications to our business, liquidity, and results of operations.

Our hedging activity could negatively impact our results of operations and cash flows.

We have entered into interest rate swap and currency forward contracts to manage differences in the amount, timing, and duration of our known or expected cash payments related to our long-term debt and operating cash flows. Our objective in using these derivatives is to add stability to our net income and to manage our exposure to interest rate and currency movements. If we do not accurately forecast our future long-term debt or expenditure levels, execute contracts that do not effectively mitigate our economic exposure to variable interest and currency rates, elect not to apply hedge accounting, or fail to comply with the complex accounting requirements for hedging, our results of operations and cash flows could be volatile, as well as negatively impacted.

Our business and results of operations may be negatively impacted by general economic and financial market conditions, and these conditions may increase the other risks that affect our business.

Many of the markets in which we operate are still in an economic downturn that we believe may have a negative impact on our business. Additionally, a significant portion of our revenues and costs are in Europe where the volatility of the capital markets and the state of government finances has continued to result in uncertainty for the outlook of the region and potential for one or more countries to exit the Eurozone. Turmoil in the world's financial markets has materially and adversely impacted the availability of financing to a wide variety of businesses, including micro businesses, and the resulting uncertainty led to reductions in capital investments, marketing expenditures, overall spending levels, future product plans, and sales projections across industries and markets. These trends could have a material and adverse impact on the demand for our products and services, our financial results from operations, and our ability to attract and retain employees in jurisdictions where we have significant operations.

The United States government may further increase border controls and impose duties or restrictions on cross-border commerce that may substantially harm our business by impeding our shipments into the United States from our Canadian manufacturing facility.

For the fiscal years ended June 30, 2013 and June 30, 2012 we derived 52% and 51% of our revenue, respectively, from sales to customers made through Vistaprint.com, our United States-focused website. We produce substantially all physical products for our United States customers at our facility in Windsor, Ontario, and the United States imposes restrictions on shipping goods into the United States from Canada. The United States also imposes protectionist measures such as customs duties and tariffs that limit free trade, some of which may apply directly to product categories that comprise a material portion of our revenues. The customs laws, rules and regulations that we are required to comply with are complex and subject to unpredictable enforcement and modification. We have from time to time experienced delays in shipping our manufactured products into the United States as a result of these restrictions which have, in some instances, resulted in delayed delivery of orders.

In the future, the United States could impose further border controls, tariffs, and restrictions, interpret or apply regulations in a manner unfavorable to the importation of products from outside of the U.S., or take other actions that have the effect of restricting the flow of goods from Canada and other countries to the United States, up to and including shutting down the U.S.-Canadian border for an extended period of time. If we experienced greater difficulty or delays shipping products into the United States or were foreclosed from doing so, or if our costs and expenses materially increased, our business and results of operations could be harmed.

If we are unable to protect our intellectual property rights, our reputation and brands could be damaged, and others may be able to practice our technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property, but these protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our trademarks, websites features and functionalities or obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations.

We intend to continue to pursue patent coverage in the United States and other countries, but there can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, we have in the past and may in the future face infringement, invalidity, intellectual property ownership or similar claims brought by third parties with respect to our current or future patents. Any such claims, whether or not successful, could be extremely costly, damage our reputation and brands, and substantially harm our business and results of operations.

Although we hold trademark registrations for the Vistaprint trademark and our other trademarks in jurisdictions throughout the world, our competitors or other entities may adopt names or marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Any claims or customer confusion related to our trademarks could damage our reputation and brands and substantially harm our business and results of operations.

Intellectual property disputes and litigation are costly and could cause us to lose our exclusive rights, subject us to liability, or require us to stop some of our business activities.

From time to time, we are involved in lawsuits or disputes in which third parties claim that we infringe their intellectual property rights or that we improperly obtained or used their confidential or proprietary information. In addition, from time to time we receive letters from third parties who claim to have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we must license in order to continue to use such technology.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and litigation diverts our management's efforts from managing and growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from any litigation could limit our ability to continue our operations. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay significant damages and attorney's fees, and a court could enjoin us from performing the infringing activity, which could restrict our ability to use certain technologies important to the operation of our business.

Alternatively, we may be required to, or decide to, enter into a license with a third party that claims infringement by us. Any such license may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a third party's patent, we may be unable to effectively conduct some of our business activities, which could limit our ability to generate revenues, grow our business or maintain profitability.

In addition, from time to time, we initiate lawsuits, proceedings or claims to enforce our patents, copyrights, trademarks and other intellectual property rights or to determine the scope and validity of third-party proprietary rights. Our ability to enforce our intellectual property rights is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid or unenforceable or are licensed to the party against whom we are asserting a claim. There is also a risk that our assertion of intellectual property rights could result in the other party's seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. Our inability to enforce our intellectual property rights may negatively impact our competitive position and business.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet, e-commerce, and email marketing could substantially harm our business and results of operations.

Due to our dependence on the Internet for our sales, laws specifically governing the Internet, e-commerce and email marketing may have a greater impact on our operations than other more traditional businesses. Existing and future laws, such as laws covering pricing, customs, privacy, consumer protection, or commercial email, may impede the growth of e-commerce and our ability to compete with traditional "bricks and mortar" retailers. It is not always clear how existing laws governing these and other issues apply to the Internet and e-commerce, as the vast majority of applicable laws were adopted before the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act, and the U.S. CAN SPAM Act of 2003, are only beginning to be interpreted by the courts, and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

We face judicial and regulatory challenges to our practice of offering free products and services, which, if successful, could hinder our ability to attract customers and generate revenue.

We regularly offer free products and services as an inducement for customers to try our products and services. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers, such as the shipping and processing charges associated with these offers, from time to time we face claims, complaints, and inquiries from our customers, competitors, governmental regulators, standards bodies, and others that our free offers are misleading or do not comply with applicable legislation or regulation, and we may receive similar complaints, claims and inquiries in the future. If we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

If we were required to review the content that our customers incorporate into our products and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, the vast majority of our sales do not involve any human-based review of content. Although our websites' terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content for a product order that we produce that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, obscene, or otherwise objectionable or illegal under the laws of the jurisdiction(s) where that customer lives or where we operate. If we become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction, which could substantially harm our business and results of operations. In addition, if we were held liable for actions of our customers, we could be required to pay substantial penalties, fines, or monetary damages.

We are subject to customer payment-related risks.

We accept payments for our products and services on our websites by a variety of methods, including credit or debit card, PayPal, check, wire transfer or other methods. In some geographic regions, we rely on one or two third party companies to provide payment processing services. If any of the payment processing or other companies with which we have contractual arrangements became unwilling or unable to provide these services to us or we are unable to comply with our contractual requirements under such arrangements, then we would need to find and engage replacement providers, which we may not be able to do on terms that are acceptable to us or at all, or to process the payments ourselves. Any of these scenarios could be disruptive to our business as they could be costly and time consuming and may unfavorably impact our customers.

As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud risk. For some payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins or require that we charge our customers more for our products. We are also subject to payment card association and similar operating rules and requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules and requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers or facilitate other types of online payments, and our business and operating results could be materially adversely affected.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all.

Our inability to acquire or maintain domain names in each country or region where we currently or intend to do business could negatively impact our ability to sell our products and services in that country or region.

We sell our products and services primarily through our websites and from time to time we have difficulty obtaining a domain name using Vistaprint or our other trademarks in a particular country or region. The requirements for obtaining domain names vary from region to region and are subject to change, and the relationship between the regulations governing domain names and the laws protecting trademarks and similar proprietary rights is unclear. We may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to use a domain name in a particular country, then we could be forced to purchase the domain name from an entity that owns or controls it, which we may not be able to do on commercially acceptable terms or at all; incur significant additional expenses to develop a new brand to market our products within that country; or elect not to sell products in that country.

Our results of operations may be negatively affected if we are required to charge sales, value added, or other taxes on Internet sales in additional jurisdictions.

In some of the jurisdictions where we sell products and services, we do not collect or have imposed upon us sales, value added or other consumption taxes, which we refer to as indirect taxes. The application of indirect taxes to e-commerce businesses such as Vistaprint is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce, and in many cases, it is not clear how existing statutes apply to the Internet or e-commerce. For example, some state governments in the United States have imposed or are seeking to impose indirect taxes on Internet sales. The imposition by national, state or local governments, whether within or outside the United States, of additional taxes upon Internet commerce could discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers, or otherwise negatively impact our results of operations. Additionally, a successful assertion by one or more governments in jurisdictions where we are not currently collecting sales or value added taxes that we should be, or should have been, collecting indirect taxes on the sale of our products could result in substantial tax liabilities for past sales.

If we are unable to retain security authentication certificates, which are supplied by a limited number of third party providers over which we exercise little or no control, our business could be harmed.

We are dependent on a limited number of third party providers of website security authentication certificates that are necessary for conducting secure transactions over the Internet. Despite any contractual protections we may have, these third party providers can disable or revoke, and in the past have disabled or revoked, our security certificates without our consent, which would render our websites inaccessible to some of our customers and could discourage other customers from accessing our sites. Any interruption in our customers' ability or willingness to access our websites if we do not have adequate security certificates could result in a material loss of revenue and profits and damage to our brands.

Risks Related to Our Corporate Structure

Challenges by various tax authorities to our international structure could, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch limited liability company that operates through various subsidiaries in a number of countries throughout the world. Consequently, we are subject to tax laws, treaties and regulations in the countries in which we operate, and these laws and treaties are subject to interpretation. From time to time, we are subject to tax audits and claims by the tax authorities in these countries that a greater portion of the income of the Vistaprint N.V. group should be subject to income or other tax in their respective jurisdictions, which could result in an increase to our effective tax rate and adversely affect our results of operations. For more information about audits to which we are currently subject refer to Note 13 "Income Taxes" in the accompanying notes to the consolidated financial statements included in Item 1 of Part I of this Report.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flow from operations. We continue to assess the impact of various international tax proposals and modifications to existing tax treaties between the Netherlands and other countries that could result in a material impact on our income taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were enacted, or if modifications were to be made to certain existing treaties, the consequences could have a materially adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

Our intercompany arrangements may be challenged, which could result in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written intercompany service and related agreements, which we also refer to as transfer pricing agreements, among Vistaprint N.V. and its subsidiaries. These agreements establish transfer prices for production, marketing, management, technology development and other services performed by these subsidiaries for other group companies. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be consistent with those between unrelated companies dealing at arm's length. With the exception of the transfer pricing arrangements applicable to our Dutch, French and Australian operations, our transfer pricing arrangements are not binding on applicable tax authorities, and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any country were successful in challenging our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of taxable income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation.

Our Articles of Association, Dutch law and the independent foundation, *Stichting Continuïteit Vistaprint*, may make it difficult to replace or remove management, may inhibit or delay a change of control or may dilute your voting power.

Our Articles of Association, or Articles, as governed by Dutch law, limit our shareholders' ability to suspend or dismiss the members of our management board and supervisory board or to overrule our supervisory board's nominees to our management board and supervisory board by requiring a supermajority vote to do so under most circumstances. As a result, there may be circumstances in which shareholders may not be able to remove members of our management board or supervisory board even if holders of a majority of our ordinary shares favor doing so.

In addition, we have established an independent foundation, *Stichting Continuïteit Vistaprint*, or the Foundation, to safeguard the interests of Vistaprint N.V. and its stakeholders, which include but are not limited to our shareholders, and to assist in maintaining Vistaprint's continuity and independence. To this end, we have granted the Foundation a call option pursuant to which the Foundation may acquire a number of preferred shares equal to the same number of ordinary shares then outstanding, which is designed to provide a protective measure against unsolicited take-over bids for Vistaprint and other hostile threats. If the Foundation were to exercise the call option, it may prevent a change of control or delay or prevent a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares. Exercise of the preferred share option would also effectively dilute the voting power of our outstanding ordinary shares by one half.

We have limited flexibility with respect to certain aspects of capital management.

Dutch law requires shareholder approval for the issuance of shares and grants preemptive rights to existing shareholders to subscribe for new issuances of shares. In November 2011, our shareholders granted our supervisory board and management board the authority to issue ordinary shares as the boards determine appropriate, without obtaining specific shareholder approval for each issuance, and to limit or exclude shareholders' preemptive rights. However, this authorization expires in November 2016. Although we plan to seek re-approval from our shareholders from time to time in the future, we may not succeed in obtaining future re-approvals. In addition, subject to specified exceptions, Dutch law requires shareholder approval for many corporate actions, such as the approval of dividends and authorization to purchase outstanding shares. Situations may arise where the flexibility to issue shares, pay dividends, purchase shares or take other corporate actions without a shareholder vote would be beneficial to us, but is not available under Dutch law.

Because of our corporate structure, our shareholders may find it difficult to pursue legal remedies against the members of our supervisory board or management board.

Our Articles and our internal corporate affairs are governed by Dutch law, and the rights of our shareholders and the responsibilities of our supervisory board and management board are different from those established under United States laws. For example, under Dutch law derivative lawsuits are generally not available, and our supervisory board and management board are responsible for acting in the best interests of the company, its business and all of its stakeholders generally (including employees, customers and creditors), not just shareholders. As a result, our shareholders may find it more difficult to protect their interests against actions by members of our supervisory board or management board than they would if we were a U.S. corporation.

Because of our corporate structure, our shareholders may find it difficult to enforce claims based on United States federal or state laws, including securities liabilities, against us or our management team.

We are incorporated under the laws of the Netherlands, and the vast majority of our assets are located outside of the United States. In addition, some of our officers and management board members reside outside of the United States. In most cases, a final judgment for the payment of money rendered by a U.S. federal or state court would not be directly enforceable in the Netherlands. Although there is a process under Dutch law for petitioning a Dutch court to enforce a judgment rendered in the United States, there can be no assurance that a Dutch court would impose civil liability on us or our management team in any lawsuit predicated solely upon U.S. securities or other laws. In addition, because most of our assets are located outside of the United States, it could be difficult for investors to place a lien on our assets in connection with a claim of liability under U.S. laws. As a result, it may be difficult for investors to enforce U.S. court judgments or rights predicated upon U.S. laws against us or our management team outside of the U.S.

We may not be able to make distributions or purchase shares without subjecting our shareholders to Dutch withholding tax.

A Dutch withholding tax may be levied on dividends and similar distributions made by Vistaprint N.V. to its shareholders at the statutory rate of 15% if we cannot structure such distributions as being made to shareholders in relation to a reduction of par value, which would be non-taxable for Dutch withholding tax purposes. We have purchased our shares and may seek to purchase additional shares in the future. Under our Dutch Advanced Tax Ruling, a purchase of shares should not result in any Dutch withholding tax if we hold the purchased shares in treasury for the purpose of issuing shares pursuant to some employee share awards or for the funding of acquisitions. However, if the shares cannot be used for these purposes, or the Dutch tax authorities challenge the use of the shares for these purposes, such a purchase of shares for the purposes of capital reduction may be treated as a partial liquidation subject to the 15% Dutch withholding tax to be levied on the difference between our recognized paid in capital per share for Dutch tax purposes and the redemption price per share. Our recognized paid in capital per share for Dutch tax purposes is €28.99 per share translated as of the date of our reincorporation to the Netherlands on August 28, 2009.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares.

We believe that we were not a PFIC for the tax year ended June 30, 2013 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules. Additionally, this may negatively impact the demand for our ordinary shares.

If a United States shareholder owns 10% or more of our ordinary shares, it may be subject to increased United States federal income taxation (and possibly state income taxation) under the "controlled foreign corporation" rules. In general, each U.S. person who owns (or is deemed to own) at least 10% of the voting power of a non-U.S. corporation, "10% U.S. Shareholder," and if such non-U.S. corporation is a "controlled foreign corporation", or "CFC," for an uninterrupted period of 30 days or more during a taxable year, then a 10% U.S. shareholder who owns (or is deemed to own) shares in the CFC on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax (and possibly state income tax) purposes its pro rata share of the CFC's "subpart F income", even if the subpart F income is not distributed. In general, a non-U.S. corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the voting power or value of the corporation on any day during the taxable year of the corporation. "Subpart F income" consists of, among other things, certain types of dividends, interest, rents, royalties, gains, and certain types of income from services and personal property sales.

The rules for determining ownership for purposes of determining 10% U.S. Shareholder and CFC status are complicated, depend on the particular facts relating to each investor, and are not necessarily the same as the rules for determining beneficial ownership for SEC reporting purposes. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed by us. We currently do not believe we are a CFC. However, whether we are treated as a CFC can be affected by, among other things, facts as to our share ownership that may change. Accordingly, we cannot be certain that we will not be treated as a CFC for our current tax year or any subsequent tax year.

The risk of being subject to increased taxation as a CFC may deter our current shareholders from acquiring additional ordinary shares or new shareholders from establishing a position in our ordinary shares. Either of these scenarios could impact the demand for, and value of, our ordinary shares.

Our tax rate may increase during periods when our profitability declines. Additionally, we will pay taxes even if we are not profitable on a consolidated basis, which would harm our results of operations.

The intercompany service and related agreements among Vistaprint N.V. and our direct and indirect subsidiaries ensure that most of the subsidiaries realize profits based on their operating expenses. As a result, if the Vistaprint group is less profitable, or even not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. In periods of declining operating profitability or losses on a consolidated basis this structure will increase our effective tax rate or our consolidated losses and further harm our results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We own real property associated with three manufacturing facilities we have constructed for the production of our products, as well as one of our customer support centers. Our 582,000 square foot facility located near Windsor, Ontario, Canada primarily services our North American market, our 362,000 square foot facility located in Venlo, the Netherlands primarily services our European market, and our 124,000 square foot facility located in Deer Park, Australia primarily services our Asia-Pacific markets. In September 2012, we completed construction of a 92,000 square foot building located in Montego Bay, Jamaica. This building is being used for a customer service, sales and design support center, which replaced the previously leased spaces in Jamaica. Our web servers are located in a data center space at a LinkBermuda (formerly known as Cable and Wireless) co-location and hosting facility in Devonshire, Bermuda.

We currently lease a 202,000 square foot facility in Lexington, Massachusetts which contains technology development, marketing and administrative employees and is included in the North America business segment below. In July 2013, we executed an eleven year lease to move our Lexington operations to a new 300,000 square foot facility in Waltham, Massachusetts, commencing in the second half of calendar 2015. As of June 30, 2013, a summary of our leased spaces is as follows:

Business Segment	Square Feet	Type	Lease Expirations
North America	217,095	Technology development, marketing, customer service and administrative	February 2016 - April 2017
Europe	204,450	Technology development, marketing, customer service, manufacturing and administrative	December 2013 - November 2017
Most of World	73,976	Marketing, customer service, manufacturing and administrative	October 2013 - September 2019
Other (1)	66,735	Corporate strategy, technology development and prototyping laboratory	January 2018 - June 2024

(1) Includes locations that are exclusively corporate or global functions.

We believe that the total space available to us in the facilities we own or lease, and space that is obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. *Legal Proceedings*

The information required by this item is incorporated by reference to the information set forth in Item 8 of Part II, "Financial Statements and Supplementary Data — Note 16 — Commitments and Contingencies," in the accompanying notes to the consolidated financial statements included in this Annual Report on Form 10-K.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The ordinary shares of Vistaprint N.V. are traded on the NASDAQ Global Select Market (the "NASDAQ") under the symbol "VPRT." As of July 31, 2013, there were approximately 17 holders of record of our ordinary shares, although there is a much larger number of beneficial owners. The following table sets forth, for the periods indicated, the high and low sale price per share of our ordinary shares on the NASDAQ:

	High	Low
Fiscal 2012:		
First Quarter	$ 49.46	$ 26.00
Second Quarter	$ 35.92	$ 25.23
Third Quarter	$ 41.10	$ 28.95
Fourth Quarter	$ 42.77	$ 30.12
Fiscal 2013:		
First Quarter	$ 42.59	$ 30.58
Second Quarter	$ 36.43	$ 28.61
Third Quarter	$ 40.18	$ 32.69
Fourth Quarter	$ 49.37	$ 36.75

Dividends

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings to finance the growth and operations of our business, purchase our ordinary shares, or pay down our debt. Under Dutch law, we may only pay dividends out of profits as shown in our adopted annual accounts prepared in accordance with Dutch generally accepted accounting principles. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association.

Issuer Purchases of Equity Securities

The following table outlines the purchases of our ordinary shares during the three months ended June 30, 2013:

	Total Number of Shares Purchased (1)	Average Price Paid Per Share (2)	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Number of Shares that May Yet be Purchased Under the Program
April 1, 2013 through April 30, 2013	613,000	$ 38.12	613,000	6,152,275
May 1, 2013 through May 31, 2013	—	—	—	6,152,275
June 1, 2013 through June 30, 2013	—	—	—	6,152,275
Total	613,000	$ 38.12	613,000	6,152,275

(1) On February 13, 2013, we announced that our Supervisory Board authorized the purchase of up to 6,800,000 of our outstanding ordinary shares on the open market (including block trades that satisfy the safe harbor provisions of Rule 10b-18 pursuant to the Exchange Act), through privately negotiated transactions or in one or more self tender offers. This share purchase authorization expires on May 8, 2014, and we may suspend or discontinue the purchase program at any time.

(2) Average price paid per share includes commissions paid in connection with our publicly announced share purchase program.

Performance Graph

The following graph compares the cumulative total return to shareholders on Vistaprint N.V. ordinary shares relative to the cumulative total returns of the NASDAQ Composite index and the RDG Internet Composite index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our ordinary shares and in each of the indexes on June 30, 2008 and its relative performance is tracked through June 30, 2013.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Vistaprint N.V., the NASDAQ Composite Index
and the RDG Internet Composite Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/08
6/09
6/10
6/11
6/12
6/13
Vistaprint N.V.
NASDAQ Composite
RDG Internet Composite

	Year Ended June 30,					
	2008	2009	2010	2011	2012	2013
Vistaprint N.V.	$ 100.00	$ 159.38	$ 177.47	$ 178.81	$ 120.70	$ 184.49
NASDAQ Composite	100.00	80.56	93.30	124.28	132.47	155.74
RDG Internet Composite	100.00	84.36	98.22	126.68	152.96	163.37

The share price performance included in this graph is not necessarily indicative of future share price performance.

Item 6. *Selected Financial Data*

The following financial data should be read in conjunction with our consolidated financial statements, the related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2013 (a)(b)	2012 (b)	2011	2010	2009
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 1,167,478	$ 1,020,269	$ 817,009	$ 670,035	$ 515,826
Net income	29,435	43,994	82,109	67,741	55,686
Net income per share:					
Basic	$ 0.89	$ 1.16	$ 1.89	$ 1.56	$ 1.29
Diluted	$ 0.85	$ 1.13	$ 1.83	$ 1.49	$ 1.25
Shares used in computing net income per share:					
Basic	33,209,172	37,813,504	43,431,326	43,365,872	43,330,166
Diluted	34,472,004	38,953,179	44,951,199	45,336,561	44,634,191

	Year Ended June 30,				
	2013 (a)(b)	2012 (b)	2011	2010	2009
	(In thousands)				
Consolidated Statements of Cash Flows Data:					
Cash flows provided by operating activities	$ 140,012	$ 140,641	$ 162,633	$ 153,701	$ 120,051
Purchases of property, plant and equipment	(78,999)	(46,420)	(37,405)	(101,326)	(76,286)
Purchase of ordinary shares	(64,351)	(309,701)	(56,935)	—	(45,518)
Business acquisitions, net of cash acquired	—	(180,675)	—	(6,496)	—
Net proceeds (payments) of long-term debt	8,051	227,181	(5,222)	(13,848)	(3,219)

	As of June 30,				
	2013 (a)(b)	2012 (b)	2011	2010	2009
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities (c)	$ 50,065	$ 62,203	$ 237,081	$ 172,331	$ 133,988
Working capital (c)	(54,795)	(26,381)	178,485	111,369	90,050
Total assets	601,567	592,429	555,900	477,889	369,549
Total long-term debt, excluding current portion	230,000	229,000	—	—	10,465
Total shareholders' equity	189,561	189,287	450,093	376,114	285,534

(a) Includes the impact of our July 10, 2012 equity investment in Namex. See Note 14 in our accompanying financial statements in this Annual Report on Form 10-K for a discussion of this investment.

(b) Includes the impact of the acquisitions of Albumprinter Holding B.V. on October 31, 2011 and Webs, Inc. on December 28, 2011. See Note 7 in our accompanying financial statements in this Annual Report on Form 10-K for a discussion of these acquisitions.

(c) We define working capital as current assets less current liabilities. The significant decrease in working capital from June 30, 2011 to June 30, 2012 includes the impact of cash used for our acquisitions and ordinary share purchases. During fiscal 2013, we continued our ordinary share purchase program, expanded our geographic footprint through an equity method investment in China and modified our credit facility to include short-term debt, all of which have contributed to the continued decline in our working capital as of June 30, 2013.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Executive Overview

For the fiscal year ended June 30, 2013, we reported revenue of $1,167.5 million representing 14% revenue growth over the prior year. Constant-currency revenue growth was 16% for this period. Constant-currency organic revenue growth, which excludes the impact of acquisitions, was 12% for the fiscal year ended June 30, 2013. Our organic constant-currency revenue growth in fiscal 2013 continues to be lower than our historical growth, and reflects a contrast of regional executional performance.

Despite our revenue growth and continued share purchase activity, EPS for the year ended June 30, 2013 declined 25% to $0.85 as compared to the prior period. This decline was primarily due to planned investments we made in support of our long-term growth strategy, including increased investment levels in our organic business such as advertising and other marketing expenditures in support of new and repeat customer growth, technology and development resources in support of our customer value proposition, and manufacturing and supply chain efficiency efforts. In addition, we have invested in our employee base and expanded in key departments, including additional resources in our Most of World business unit to develop and implement our long-term strategy for emerging markets. The combined effect of our fiscal 2012 acquisitions and fiscal 2013 indirect equity investment in Namex continued to be dilutive to our earnings.

On July 28, 2011, we introduced a long-term strategy and investment approach aimed to drive shareholder value through improving our customer value proposition, penetrating new parts of our core markets, driving significant efficiencies and competitive advantage through world-class manufacturing, and building foundations for future growth. Two years into this strategy, we have achieved progress in each area of this plan, but at different paces by region. In North America we are experiencing the benefits of the cultural shift towards a more customer-centric organization that we started two years ago, as evidenced by our strong organic revenue growth in the region. Meanwhile our marketing execution challenges in Europe have significantly contributed to our slowed overall revenue growth rates and reinforce the need for continued focus on improving the delivery of our customer value proposition in that region. Our mixed success has resulted in a re-evaluation of our long-term stated financial objectives. We believe that our investments over the past two years will enable us to scale and strengthen our competitive position, and will lead to longer-term value for our shareholders through margin expansion, regardless of our revenue growth trajectory. For fiscal 2014, we expect our constant-currency revenue growth rate to decline as compared to fiscal 2013, but we expect to deliver increased net income margin as a percentage of revenue and EPS, even as we continue to make important investments in our business.

Although we currently face some execution challenges in part of our business, our historical investment approach and strong execution has supported our ability to become a leader in the large and fragmented market for small business marketing solutions. We have built significant competitive advantages via our marketing approach, proprietary technology, and manufacturing expertise. We have developed substantial scale advantage by executing on our core strengths in mass customization technologies and by introducing a wide breadth of small business marketing products. We plan to continue to capitalize on our past success, as well as our recent investments, in order to further scale our business and drive significant long-term shareholder returns.

Our long-term goal is to be the leading online provider of micro business marketing solutions for businesses or organizations with fewer than 10 employees. Additionally, we plan to continue to focus on key market adjacencies where we believe we can drive additional long-term growth by employing our unique business model and customer value proposition. These adjacencies include digital marketing services, new geographic markets, and personalized products for home and family usage.

The strategy for growth in our core micro business marketing opportunity is to make investments and drive success in the following areas:

- *Customer Value Proposition.* We believe our average customer currently spends only a small portion of their annual budget for marketing products and services with us. By shifting our success metrics from transactionally focused profit measures to longer-term customer satisfaction and economic measures, we believe we can deliver improvements to our customer experience and value proposition that will significantly increase customer loyalty and lifetime value. Examples of these programs include improving the customer experience on our site, such as ease of use, less cross selling before customers reach the checkout, expanded customer service, and pricing transparency. While we serve customers across the spectrum of micro businesses with fewer than 10 employees, our strength has traditionally been in the smallest and most price sensitive of these customers rather than those with more sophisticated marketing needs and higher expectations. We believe the customer value proposition investments we are making will be foundational to our ability to support the needs of these higher expectations customers. We believe that a majority of the value of our core market opportunity is in these slightly larger micro businesses, and over the next several years, we hope to unlock the potential of this market segment while continuing to drive value for the price sensitive customers we have historically excelled at serving.

- *Lifetime Value Based Marketing.* We have traditionally acquired customers by targeting micro businesses who are already shopping online through marketing channels such as search marketing, email marketing, and other online advertising. We believe a significant portion of micro businesses in our core markets do not currently use online providers of marketing services. By investing more deeply into existing marketing channels, as well as opening up new channels such as television broadcast, direct mail and social media, we believe we can drive continued new customer growth and reach offline audiences that are not currently looking to online partners for marketing needs. Regionally, we have made the most progress executing this strategy in North America, where we have gained significant campaign and channel performance data that are helping us optimize advertising efficiencies. Given our recent revenue weakness in Europe, we have made more modest advertising investments in that region, as the current customer economics do not support these higher levels of investment. If we are successful in improving the European customer economics over time, we believe we could then benefit from enhanced advertising investments as we have done in North America.

- *World Class Manufacturing.* We believe our manufacturing processes are best-in-class when it comes to the printing industry. But when compared to the best manufacturing companies in the world, we believe there is significant opportunity to drive further efficiencies and competitive advantages. By focusing additional top engineering talent on key process approaches, we believe we can make a step-function improvement in product quality and reliability, and significantly lower unit manufacturing costs. We have dedicated resources focused on improving our current processes and developing new and better tools for the future. To date, our execution of this strategy element has been strong, and we believe we have many more opportunities for further enhancements.

Our strategy to drive longer-term growth by addressing market adjacencies is to develop our business in the following areas:

- *Digital Marketing Services.* We estimate that less than 50% of micro businesses have a website today, but digital marketing services, including websites, email marketing, online search marketing and social media marketing, are a fast-growing part of the small business marketing space. We believe there is great value in helping customers understand the powerful ways in which physical and digital marketing can be combined. Our current digital offering includes websites, email marketing, local search visibility, blogs, search engine optimization, and personalized email domain names. Since we launched digital marketing services in April 2008, our number of unique paying organic digital subscribers has grown to approximately 365,000. In fiscal 2012, we acquired Webs, Inc. ("Webs") to significantly expand our ability to develop and deliver innovative, customer-focused online marketing solutions. During fiscal 2013 we introduced the Webs white-labeled Pagemodo product to Vistaprint customers and began cross-promotional offers of Vistaprint products to Webs customers. We have nearly completed the integration of the Webs site builder technology into the Vistaprint website offering, and we expect that it will take several years to realize the full potential of this combination.

- *Geographies outside North America and Europe.* For the fiscal year ended June 30, 2013, revenue generated outside of North America and Europe accounted for approximately 6% of our total revenue. We believe that we have significant opportunities to expand our revenue both in the countries we currently serve and in new markets. We intend to further extend our geographic reach by continuing to introduce localized websites in additional countries and languages, expanding our marketing efforts and customer service capabilities, and offering graphic design content, products, payment methodologies and languages specific to local markets. Developing a business in emerging markets is complex, and often requires local expertise and presence. To support our expansion into global emerging markets, during fiscal 2013 we launched our new website, customer service and manufacturing facility in India (after acquiring the assets and hiring the team of a local company), and also executed an indirect minority investment in a Chinese printing business. We expect that these investments will be dilutive to earnings for multiple years and will not become a material source of revenue for the foreseeable future, but could drive significant growth longer term.

- *Home and Family.* Although we expect to maintain our primary focus on micro business marketing products and services, we also participate in the market for customized home and family products such as invitations, announcements, calendars, holiday cards, embroidered products, and apparel. We continue to add new products and services targeted at the home and family market. We believe that the economies of scale provided by cross sales of these products to our extensive micro business customer base, our large production order volumes and our integrated design and production software and facilities support and will continue to support our effort to profitably grow our home and family business. We expanded our product offerings in 2012 through the acquisition of Albumprinter, a leading provider of photo books and other photo products in Europe, and a strategic partnership with Nickelodeon to offer licensed character content to Vistaprint customers. During fiscal 2013, we continued to focus on enhancements of home and family content for our customers, augmenting our already large creative base with more modern offerings and upgraded substrates for key products such as invitations and announcements.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). To apply these principles, we must make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In some instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We base our estimates and judgments on historical experience and other assumptions that we believe to be reasonable at the time under the circumstances, and we evaluate these estimates and judgments on an ongoing basis. We refer to accounting estimates and judgments of this type as critical accounting policies and estimates, which we discuss further below. This section should be read in conjunction with Note 2, "Summary of Significant Accounting Policies," of our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue Recognition. We generate revenue primarily from the sale and shipping of customized manufactured products, as well as providing digital services, website design and hosting, email marketing services, and order referral fees. We recognize revenue arising from sales of products and services, net of discounts and applicable indirect taxes, when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, a product has been shipped or service rendered with no significant post-delivery obligation on our part, the net sales price is fixed or determinable and collection is reasonably assured. For arrangements with multiple deliverables, we allocate revenue to each deliverable based on the relative selling price for each deliverable. We determine the relative selling price using a hierarchy of (1) company specific objective and reliable evidence, then (2) third-party evidence, then (3) best estimate of selling price. Shipping, handling and processing charges billed to customers are included in revenue. Revenues from sales of prepaid orders on our websites are deferred until shipment of fulfilled orders or until the prepaid service has been rendered. For promotions through discount voucher websites, we recognize revenue on a gross basis, as we are the primary obligor, when redeemed items are shipped. The revenue for a significant portion of our unredeemed vouchers remains deferred as of June 30, 2013, as we establish sufficient historical redemption information with our customer base.

A reserve for estimated sales returns and allowances is recorded as a reduction of revenue, based on historical experience or specific identification of an event necessitating a reserve. This reserve is dependent upon customer return practices and will vary during the year due to volume or specific reserve requirements. Sales returns have not historically been significant to our net revenue and have been within our estimates.

Advertising Expense. We rely heavily on our advertising and marketing efforts in order to promote our products and services to generate revenue growth. Advertising costs, including production related items, are expensed when the costs are incurred. At each balance sheet date we make estimates of advertising spend that has not yet been invoiced. The accuracy of those estimates depends on sufficient data from our global marketing partners and generally involves a high volume of transactions. We perform extensive analysis on our historical estimates relative to actual performance; however, based on the volume and significance of our marketing spend in any period, these estimates require judgment to accurately recognize the appropriate expense during the period. As of June 30, 2013, we had $24.8 million recorded as an accrued liability for advertising costs.

Share-Based Compensation. We measure share-based compensation costs at fair value, including estimated forfeitures, and recognize the expense over the period that the recipient is required to provide service in exchange for the award, which generally is the vesting period. We use the Black-Scholes option pricing model to measure the fair value of most of our share options and use a lattice model to measure the fair value of share options with a market condition. The fair value of restricted share units ("RSUs") and restricted share awards ("RSAs") is determined based on the number of shares granted and the quoted price of our ordinary shares on the date of the grant. The Black-Scholes model requires significant estimates related to the award's expected life and future share price volatility of the underlying equity security. The lattice model considers market condition attributes in its valuation assessment and simulates various sources of uncertainty in order to determine an average value based on the range of resultant outcomes. The lattice model requires estimation of inputs such as future share price volatility and a forfeiture rate assessment. In determining the amount of expense to be recorded, we also estimate forfeiture rates for all awards based on historical experience to reflect the probability that employees will complete the required service period. Employee retention patterns could vary in the future and result in a change to our estimated forfeiture rate which would directly impact share-based compensation expense. As a measure of sensitivity, a 100 basis point change in our forfeiture rate estimate would have resulted in an immaterial impact on our statement of operations.

For awards with a performance condition vesting feature, when achievement of the performance condition is deemed probable, we recognize compensation cost on a graded-vesting basis over the awards' expected vesting periods. Management continually monitors the probability of vesting that is impacted by the achievement of certain business targets and milestones. Independent factors such as market acceptance, technological feasibility or economic market volatility could impact the achievement of such awards and contribute to variability in management's estimate and the recognition of the underlying share-based compensation expense. As the recognition of the compensation expense is reliant upon management's estimate of the likelihood of achievement of the award, if the probability increases during any given period, the compensation cost associated with that award would be accelerated in order to match the estimated outcome. These changes in estimate could result in periods of high expense fluctuation.

Income Taxes. As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense, including assessing the risks associated with tax audits, together with assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. Our estimates can vary due to the profitability mix of jurisdictions, foreign exchange movements, changes in tax law, regulations or accounting principles, as well as certain discrete items. In the event that actual results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate based on new information. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Software and Website Development Costs. We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of websites and internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which we revised in fiscal 2013 from two years to three years. This change in estimated useful life increased our pre-tax income for fiscal year ended June 30, 2013 by approximately $2.7 million when compared to the historical estimated useful life. Our judgment is required in determining whether a project provides new or additional functionality, the point at which various projects enter the stages at which costs may be capitalized, assessing the ongoing value and impairment of the capitalized costs, and determining the estimated useful lives over which the costs are amortized. Historically we have not had any significant impairments of our capitalized software and website development costs; however, in fiscal 2013 we did abandon $0.5 million of previously capitalized technology.

Business Combinations. Amounts paid for acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The fair value of identifiable intangible assets is based on detailed cash flow valuations that use information and assumptions provided by management. The valuations are dependent upon a myriad of factors including historical financial results, estimated customer renewal rates, projected operating costs and discount rates. We estimate the fair value of contingent consideration at the time of the acquisition using all pertinent information known to us at the time to assess the probability of payment of contingent amounts. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed to goodwill. The assumptions used in our valuations for the acquisition of Webs and Albumprinter during fiscal 2012 may differ materially from actual results depending on performance of the acquired businesses and other factors. While we believe the assumptions used were appropriate, different assumptions in the allocation of the purchase price to either identifiable intangible assets or goodwill could have a material impact on the timing and extent of impact on our statements of operations.

Goodwill is assigned to reporting units as of the date of the related acquisition. If goodwill is assigned to more than one reporting unit, we utilize a method that is consistent with the manner in which the amount of goodwill in a business combination is determined. Costs related to the acquisition of a business are expensed as incurred.

Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets. We evaluate goodwill and indefinite-lived intangible assets for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. In the third quarter of fiscal 2012, we early adopted new accounting guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For our annual impairment test in fiscal 2013, we considered those factors including the timing of the most recent fair value assessment (approximately $140.9 million of the goodwill as of June 30, 2013 was the result of acquisitions during the second quarter of fiscal 2012), the operating results of the reporting units as compared to forecast, an assessment of our overall market capitalization as compared to our consolidated net assets, and the consideration of market or economic events that could be indicative of impairment. In addition to the specific factors mentioned above, we assess the following individual factors on an ongoing basis such as:

- A significant adverse change in legal factors or the business climate;
- An adverse action or assessment by a regulator;
- Unanticipated competition;
- A loss of key personnel; and
- A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

We elected to perform a quantitative goodwill impairment test for our January 1, 2013 analysis, our annual testing date, in order to establish an updated baseline fair value for each of our reporting units as the majority of our goodwill was established in the second quarter of fiscal 2012 immediately preceding our prior year annual goodwill impairment test.

Under the quantitative approach, we estimate the fair values of our reporting units using a discounted cash flow methodology. The discounted cash flows are based on our strategic plans and best estimates of revenue growth and operating profit by each reporting unit. Our annual analysis requires significant judgment, including the identification and aggregation of reporting units, discount rate and perpetual growth rate assumptions, and the amount and timing of expected future cash flows. Our annual goodwill impairment test by reporting unit as of January 1, 2013 determined that the estimated fair value of each reporting unit sufficiently exceeds its carrying value and thus no further evaluation of impairment was necessary. While we believe our assumptions are reasonable, actual results could differ from our projections. We considered any changes to the reporting units since our annual assessment and have concluded that as of June 30, 2013 no impairment indicators exist for any of our reporting units.

We are required to test definite lived long-lived assets, which include, among other items, customer relationships, developed technology, property, and equipment, when indicators of impairment are present. For purposes of this test, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The test for recoverability compares the undiscounted future cash flows of the long-lived asset group to its carrying value. If the carrying values of the long-lived asset group exceed the future cash flows, the assets are considered to be potentially impaired. The next step in the impairment measurement process is to determine the fair value of the individual net assets within the long-lived asset group. If the aggregate fair values of the individual net assets of the group are less than the carrying values, an impairment charge is recorded equal to the excess of the aggregate carrying value of the group over the aggregate fair value. The loss is allocated to each asset within the group based on their relative carrying values, with no asset reduced below its fair value. The identification and evaluation of a potential impairment requires judgment and is subject to change if events or circumstances pertaining to our business change.

Investments in Equity Interests. We record our share of the results of investments in equity interests within the account loss in equity interests on the consolidated statements of operations. We review our investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment, which involves considering factors such as comparable valuations of public companies similar to the entity in which we have an equity investment, current economic and market conditions, the operating performance of the entities including current earnings trends and forecasted cash flows, and other entity and industry specific information.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Recently Issued or Adopted Accounting Pronouncements

See Item 8 of Part II, "Financial Statements and Supplementary Data — Note 2 — Summary of Significant Accounting Policies — Recently Issued or Adopted Accounting Pronouncements."

Results of Operations

The following table presents our operating results for the periods indicated as a percentage of revenue:

	Year Ended June 30,		
	2013	2012	2011
As a percentage of revenue:			
Revenue	100.0 %	100.0 %	100.0 %
Cost of revenue	34.3 %	34.8 %	35.2 %
Technology and development expense	14.1 %	12.7 %	11.5 %
Marketing and selling expense	38.2 %	36.8 %	33.3 %
General and administrative expense	9.4 %	10.3 %	8.6 %
Income from operations	4.0 %	5.4 %	11.4 %
Other income (expense), net	— %	0.2 %	(0.3)%
Interest income (expense), net	(0.5)%	(0.1)%	0.1 %
Income before income taxes and loss in equity interests	3.5 %	5.5 %	11.2 %
Income tax provision	0.8 %	1.2 %	1.2 %
Loss in equity interests	0.2 %	— %	— %
Net income	2.5 %	4.3 %	10.0 %

In thousands

	Year Ended June 30,				
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Revenue	$ 1,167,478	$ 1,020,269	$ 817,009	14%	25%

Revenue

We generate revenue primarily from the sale and shipping of customized manufactured products, and the provision of digital services, website design and hosting, email marketing services, as well as a small percentage from order referral fees and other third-party offerings.

We seek to increase our revenue by increasing the number of customers who purchase from us ("unique active customers"), as well as the amount our customers spend on our offerings ("average bookings per unique active customer"). We use the combination of unique active customers and average bookings per unique active customer to describe our revenue performance as this approach is aligned with the way we manage our business and our efforts to increase our revenue. We believe that metrics relating to our unique active customers and average bookings per unique active customer offer shareholders a useful means of assessing our execution against our strategy. Because changes in one of these metrics may be offset by changes in the other metric, no single factor is determinative of our revenue and profitability trends, and we assess them together to understand their overall impact on revenue and profitability. A number of factors influence our ability to drive increases in these metrics:

- *Unique active customers.* The unique active customer count is the number of individual customers who purchased from us in a given period, with no regard to the frequency of purchase. For example, if a single customer makes two distinct purchases within a twelve-month period, that customer is tallied only once in the unique active customer count. We determine the uniqueness of a customer by looking at certain customer data. Unique active customers are driven by both the number of new customers we acquire, as well as our ability to retain customers after their first purchase. During our early growth phase, we focused more resources on the acquisition of new customers through the value of our offering and our broad-based marketing efforts targeted at the mass market for micro business customers. As we have grown larger, our acquisition focus has been supplemented with expanded retention efforts, such as email offers, customer service, and expanding our product offering. Our unique active customer count has grown significantly over the years, and we expect it will continue to grow as we see additional opportunity to drive both new customer acquisitions as well as increased retention rates. A retained customer is any unique customer in a specific period who has also purchased in any prior period.
- *Average bookings per unique active customer.* Average bookings per unique active customer is total bookings, which represents the value of total customer orders received on our websites, for a given period of time divided by the total number of unique active customers who purchased during that same period of time. We seek to increase average bookings per unique active customer as a means of increasing revenue. Average bookings per unique active customer are influenced by the frequency that a customer purchases from us, the number of products and feature upgrades a customer purchases in a given period, as well as the mix of tenured customers versus new customers within the unique active customer count, as tenured customers tend to purchase more than new customers. Average bookings per unique active customer have grown over a multi-year period, though they do sometimes fluctuate from one quarter to the next depending upon the type of products we promote during a period and promotional discounts we offer. For example, among other things, seasonal product offerings, such as holiday cards, can cause changes in bookings per customer in our second fiscal quarter ended December 31.

Revenue for the fiscal year ended June 30, 2013 increased 14% to $1,167.5 million compared to the fiscal year ended June 30, 2012 due to increases in sales across our product and service offerings in our organic business, as well as revenue from the Albumprinter and Webs businesses that were included for only a portion of our fiscal 2012 results. The number of unique active customers increased by 10% to 15.8 million during fiscal 2013, contributing positively to our 12% total organic business revenue growth. The organic North American business continued to deliver a solid performance with 17% constant-currency revenue growth, leveraging successful programs to drive customer value that we started two years ago. Our organic European business delivered disappointing constant-currency growth of just 5% during the fiscal year ended June 30, 2013 as compared to the prior comparative period. We expect our fiscal 2014 European revenue growth rate to remain below our historical trends as we work to improve our value proposition and certain marketing execution issues in the region. Most of World constant-currency growth declined to 17% from 38%, as we reach relative maturity in certain markets which currently comprise a majority of the region's revenue activity. The stronger U.S. dollar negatively impacted our revenue growth by an estimated 120 basis points during the fiscal year ended June 30, 2013, as compared to the prior year period.

Revenue for the fiscal year ended June 30, 2012 increased 25% to $1,020.3 million compared to the fiscal year ended June 30, 2011, due to increases in sales across our product and service offerings, as well as across all geographic segments, and our acquisitions of Albumprinter and Webs. The overall growth during this period was driven by increases in the number of unique active customers, excluding the effect of acquisitions, which grew by 26% to approximately 14.4 million. Excluding the effect of acquisitions, new customer additions during the year ended June 30, 2012 grew 27% to approximately 9.4 million. The stronger U.S. dollar negatively impacted our revenue growth by an estimated 60 basis points in the fiscal year ended June 30, 2012, as compared to the fiscal year ended June 30, 2011.

We monitor unique active customers and average bookings per unique active customer on a trailing twelve-month, or TTM, basis. The following table summarizes our operational revenue metrics, excluding acquisitions, for the years ended June 30, 2013, 2012 and 2011:

	Year Ended June 30,		
	2013	2012	% Increase/ (Decrease)
Unique active customers	15.8 million	14.4 million	10 %
New customers	*10.1 million*	*9.4 million*	*7 %*
Retained customers	*5.7 million*	*5.0 million*	*14 %*
Average bookings per unique active customer	$ 69	$ 68	1 %
New customers	*$ 51*	*$ 51*	*— %*
Retained customers	*$ 98*	*$ 99*	*(1)%*

	Year Ended June 30,		
	2012	2011	% Increase/ (Decrease)
Unique active customers	14.4 million	11.4 million	26 %
New customers	*9.4 million*	*7.4 million*	*27 %*
Retained customers	*5.0 million*	*4.0 million*	*25 %*
Average bookings per unique active customer	$ 68	$ 72	(6)%
New customers	*$ 51*	*$ 55*	*(7)%*
Retained customers	*$ 99*	*$ 100*	*(1)%*

Total revenue by geographic segment for the fiscal years ended June 30, 2013, 2012 and 2011 are shown in the following table:

In thousands

	Year Ended June 30,			Currency Impact:	Constant-Currency	Impact of Acquisitions:	Constant-Currency Organic
	2013	2012	% Change	(Favorable)/ Unfavorable	Revenue Growth (1)	(Favorable)/ Unfavorable	Revenue Growth (1)
North America	$ 644,326	$ 543,860	18%	—%	18%	(1)%	17%
Europe	452,202	415,213	9%	2%	11%	(6)%	5%
Most of World	70,950	61,196	16%	1%	17%	—%	17%
Total revenue	$ 1,167,478	$ 1,020,269	14%	2%	16%	(4)%	12%

	Year Ended June 30,			Currency Impact:	Constant-Currency	Impact of Acquisitions:	Constant-Currency Organic
	2012	2011	% Change	(Favorable)/ Unfavorable	Revenue Growth (1)	(Favorable)/ Unfavorable	Revenue Growth (1)
North America	$ 543,860	$ 452,770	20%	—%	20%	(1)%	19%
Europe	415,213	321,716	29%	2%	31%	(13)%	18%
Most of World	61,196	42,523	44%	(6)%	38%	—%	38%
Total revenue	$ 1,020,269	$ 817,009	25%	—%	25%	(5)%	20%

(1) Constant-currency revenue growth, a non-GAAP financial measure, represents the change in total revenue between current and prior year periods at constant-currency exchange rates by translating all non-U.S. dollar denominated revenue generated in the current period using the prior year period's average exchange rate for each currency to the U.S. dollar and excludes the impact of gains or losses on effective currency hedges recognized in revenue. Constant-currency organic revenue growth also excludes the impact of revenue from acquisitions. We have provided these non-GAAP financial measures because we believe they provide meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses these non-GAAP financial measures, in addition to GAAP financial measures, to evaluate our operating results. These non-GAAP financial measures should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP.

The following table summarizes our comparative operating expenses for the period:

In thousands

	Year Ended June 30,				
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Cost of revenue	$ 400,293	$ 355,205	$ 287,806	13%	23%
% of revenue	*34.3%*	*34.8%*	*35.2%*		
Technology and development expense	$ 164,859	$ 129,162	$ 93,626	28%	38%
% of revenue	*14.1%*	*12.7%*	*11.5%*		
Marketing and selling expense	$ 446,116	$ 375,538	$ 271,838	19%	38%
% of revenue	*38.2%*	*36.8%*	*33.3%*		
General and administrative expense	$ 110,086	$ 105,190	$ 70,659	5%	49%
% of revenue	*9.4%*	*10.3%*	*8.6%*		

Cost of revenue

Cost of revenue includes materials used to manufacture our products, payroll and related expenses for production personnel, depreciation of assets used in the production process and in support of digital marketing service offerings, shipping, handling and processing costs, third-party production costs, production costs of free products and other related costs of products sold by us.

The decrease in cost of revenue, as a percentage of total revenue, from fiscal 2012 to fiscal 2013 is due to improved overhead absorption as a result of higher product sales, increased labor and production efficiency, improvements in our materials sourcing, and better pricing of our products. In addition, the decrease in cost of revenue, as a percentage of total revenue for the twelve months ended June 30, 2013, includes a $1.4 million benefit from a non-cash gain related to a free piece of equipment.

The decrease in the cost of revenue as a percentage of total revenue from fiscal 2011 to fiscal 2012 was primarily attributable to higher overhead absorption resulting from increased product sales and increased labor efficiency, partially offset by inflation and shifts in product mix.

Technology and development expense

Technology and development expense consists primarily of payroll and related expenses for our employees engaged in software and manufacturing engineering, information technology operations, content development, amortization of capitalized software, website development costs and certain acquired intangible assets, including developed technology, hosting of our websites, asset depreciation, patent amortization, legal settlements in connection with patent-related claims, and other technology infrastructure-related costs. Depreciation expense for information technology equipment that directly supports the delivery of our digital marketing services products is included in cost of revenue.

The growth in our technology and development expenses of $35.7 million for fiscal 2013 was primarily due to increased payroll and facility-related costs of $30.0 million as a result of a planned increase in headcount in our technology development and information technology support organizations. At June 30, 2013, we employed 786 employees in these organizations compared to 657 employees at June 30, 2012. Share-based compensation attributable to technology and development personnel increased by $4.0 million as compared to the prior comparative period partially due to a full period of expense associated with restricted shares granted as part of the Webs acquisition. In addition, other technology and development expenses increased $6.1 million as compared to the prior comparative period due to increased employee travel and training costs, recruitment costs, and increased depreciation, hosting services, and other costs related to continued investment in our website infrastructure. These expense increases were partially offset by decreased expense related to capitalized software costs of $5.7 million, due in part to our change in the estimated useful life of our capitalized software and website development costs from 2 to 3 years of $2.7 million as discussed in Note 2 of the accompanying consolidated financial statements, as well as an increase in current costs that qualify for capitalization during the fiscal year. The fiscal year ended June 30, 2013 includes $1.3 million of additional amortization of acquired developed technology assets from the acquisitions of Albumprinter and Webs as compared to fiscal 2012.

The increase in our technology and development expenses of $35.5 million for fiscal 2012 was primarily due to increased payroll and facility-related costs of $28.4 million associated with increased headcount in our technology development and information technology support organizations, an integral part of our long-term growth strategy. At June 30, 2012, we employed 657 employees in these organizations compared to 454 employees at June 30, 2011. In addition other technology and development expenses increased $4.1 million as compared to the prior comparative period due to increased employee travel and training costs, recruitment costs and increased depreciation, hosting services and other costs related to continued investment in our website infrastructure. Furthermore, the year ended June 30, 2012 includes amortization of certain acquired intangible assets related to the Albumprinter and Webs transactions of $2.3 million. The increase in other website related expenses during fiscal 2012 was partially offset by a legal settlement of a patent claim in fiscal 2011.

Marketing and selling expense

Marketing and selling expense consists primarily of advertising and promotional costs; payroll and related expenses for our employees engaged in marketing, sales, customer support and public relations activities; amortization of certain acquired intangible assets, including customer relationships and trade names; and third-party payment processing fees.

The growth in our marketing and selling expenses of $70.6 million for fiscal 2013 as compared to fiscal 2012 was driven primarily by increases of $34.4 million in advertising costs and commissions related to new customer acquisition and promotions targeted at our existing customer base, an integral component of our long-term growth strategy. We continued to expand our marketing organization and our customer service, sales and design support centers and at June 30, 2013, we employed 1,672 employees in these organizations compared to 1,515 employees at June 30, 2012, resulting in increased payroll and facility-related costs when compared to prior periods of $24.8 million. For fiscal 2013, share-based compensation costs attributable to marketing and selling personnel increased $3.7 million as compared to the prior comparative period due primarily to a change in the functional classification of a portion of the share-based compensation expense to selling and marketing expense in fiscal 2013 as a result of a change in role by certain employees, as well as a full period of expense associated with restricted shares granted as part of the Webs acquisition. Other marketing and selling expenses also increased by

$4.4 million due to increased depreciation costs, payment processing fees, and professional fees. Furthermore, fiscal 2013 includes increased amortization expense of $3.3 million as compared to fiscal 2012 from acquired customer and brand name intangible assets related to the acquisitions of Albumprinter and Webs. The increase in amortization expense is due to an acceleration of $1.4 million associated with a change in the expected usage of an asset, in addition to a full annual period of expense in fiscal 2013 related to the Albumprinter and Webs acquisitions.

The increase in our marketing and selling expenses of $103.7 million for fiscal 2012 as compared to fiscal 2011 was driven primarily by increases of $74.2 million in advertising costs and commissions related to new customer acquisition and costs of promotions targeted at our existing customer base, an integral component of our long-term growth strategy, as well as increases in payroll and facility-related costs of $20.7 million. We continued to expand our marketing organization and our customer service, sales and design support centers and at June 30, 2012, we employed 1,515 employees in these organizations compared to 1,017 employees at June 30, 2011. In addition, payment processing fees paid to third parties increased by $3.1 million during fiscal 2012, as compared to fiscal 2011 due primarily to increased order volumes. Other marketing and selling expenses also increased by $2.2 million due to increased employee travel and training costs, recruitment costs, and professional fees. Furthermore, the year ended June 30, 2012 includes $3.5 million of amortization of acquired customer and brand name intangible assets related to the Albumprinter and Webs acquisitions.

General and administrative expense

General and administrative expense consists primarily of general corporate costs, including third-party professional fees, insurance and payroll and related expenses of employees involved in executive management, finance, legal, and human resources.

During the fiscal year ended June 30, 2013, our general and administrative expenses increased as compared to fiscal 2012 by $4.9 million, primarily due to increased payroll and facility-related costs of $6.1 million resulting from the continued investment in our executive management, finance, legal and human resource organizations to support our expansion and growth. At June 30, 2013 we employed 400 employees in these organizations compared to 369 employees at June 30, 2012. These additional payroll related costs were offset by a $1.2 million decrease in professional fees, as the fiscal 2012 comparable period included transaction costs associated with our Albumprinter and Webs acquisitions, as well as expenses associated with a patent infringement trial, which did not recur in fiscal 2013 as well as certain one-time termination benefits.

The increase in our general and administrative expenses of $34.5 million for fiscal 2012 as compared to fiscal 2011 was primarily due to increased payroll and facility-related costs of $24.6 million resulting from the continued investment in our executive management, finance, legal and human resource organizations to support our expansion and growth as well as certain one-time termination benefits. At June 30, 2012, we employed 369 employees in these organizations compared to 267 employees at June 30, 2011. In addition, third-party professional fees increased $5.1 million for the year ended June 30, 2012, primarily due to transaction costs associated with the Albumprinter and Webs acquisitions and increased costs of litigation relating to a patent infringement trial that concluded in July 2011.

Other income (expense), net

Other income (expense), net, primarily consists of gains and losses from currency exchange rate fluctuations on transactions or balances denominated in currencies other than the functional currency of our subsidiaries. Currency transaction activity for the fiscal year ended June 30, 2013 was $0.1 million of expense as compared to $2.4 million of income for fiscal 2012 and $2.2 million of expense for year ended June 30, 2011. The variation in activity for the comparative periods is primarily related to a gain in fiscal 2012 from Euro currency transactions relating to the funding of the Albumprinter acquisition, which did not occur in 2013 or 2011.

Interest income (expense), net

Interest income (expense), net, which consists primarily of interest paid to financial institutions on outstanding balances on our credit facility and amortization of debt issuance costs was $5.3 million and $1.7 million of net expense for fiscal 2013 and 2012, respectively. The increase in interest expense in fiscal 2013 as compared to fiscal 2012 is a result of increased borrowing levels under our credit facility throughout the respective years.

In October 2011, we executed our credit facility which resulted in $1.7 million of net interest expense for fiscal year 2012 compared with interest income of $0.2 million in fiscal 2011 before our credit facility was put in place.

Income tax provision

	Year Ended June 30,		
	2013	2012	2011
Income tax provision	$ 9,387	$ 11,851	$ 9,013
Effective tax rate	23.0%	21.2%	9.9%

Income tax expense decreased to $9.4 million for fiscal 2013, as compared to $11.9 million for fiscal 2012 and increased, as compared to $9.0 million for fiscal 2011. The decrease in tax from fiscal 2012 is primarily a result of the recognition in fiscal 2013 of a $1.9 million deferred tax benefit associated with an election made by one of our Canadian subsidiaries to file its tax reporting using U.S. dollars and other unfavorable tax adjustments recognized in fiscal 2012. Excluding these items, tax expense would have been higher in fiscal 2013 compared to fiscal 2012. On an annual basis, the income tax expense for the majority of our subsidiaries is mainly a function of our operating expenses and cost-based transfer pricing methodologies and not a function of consolidated pre-tax income. Accordingly, our effective tax rate will typically vary inversely to changes in our consolidated pre-tax income, and we expect this variation will continue in future periods.

The increase in the overall effective tax rate for fiscal 2013, as compared to fiscal 2012 is primarily due to the reduction in our consolidated pre-tax income as a result of increased planned investments in support of our long-term growth strategy, increases in valuation allowances for certain jurisdictions for which management has determined that it is more likely than not that not all net deferred tax assets will be realized in the foreseeable future, and higher tax expense associated with the fiscal 2012 transfer of the Webs' global sales and distribution rights, customer lists, marketing intangibles, web-based technologies, software tools, and related technical data and know-how (collectively "Webs Intellectual Property"). The overall increase in our fiscal 2013 overall effective tax rate and income tax expense was partially offset by the aforementioned recognition of a $1.9 million deferred tax benefit associated with an election made by one of our Canadian subsidiaries to file its tax reporting using U.S. dollars.

The increase in the overall effective tax rate during the year ended June 30, 2012 as compared to June 30, 2011 is primarily due to the reduction in our consolidated pre-tax income as a result of planned investments in support of our long-term growth strategy, tax expense associated with the transfer of the Webs Intellectual Property, and the expiration of the U.S. federal research and development tax credit on December 31, 2011.

On January 2, 2012, one of our subsidiaries purchased Webs Intellectual Property in order to align the Webs business with our global operations. As this was an intra-entity transfer, the tax cost to be incurred by Webs associated with the gain recognized on the transfer has been deferred in other assets in the consolidated balance sheet and will be amortized into tax expense over a weighted average period of approximately 13 years. The subsidiary elected to purchase the Webs' Intellectual Property using an installment obligation that results in the tax being paid over a 7.5 year term and, therefore, the related tax liability has been included in deferred tax liabilities in the consolidated balance sheet.

We are currently under income tax audits in various jurisdictions. We believe that our income tax reserves associated with these matters are adequate as the positions reported on our tax returns will be sustained on their technical merits. However, final resolution is uncertain and there is a possibility that it could have a material impact on our financial condition, results of operations or cash flows. See Note 13 in our accompanying consolidated financial statements for additional discussion.

Loss in Equity Interest

In July 2012, we made an investment in Namex Limited and its related companies ("Namex"), which includes a Chinese printing business, for a 34.5% proportionate ownership. Our share of the loss for the fiscal year ended June 30, 2013 was $1.9 million. See Note 14 in our accompanying consolidated financial statements for additional discussion.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:
In thousands

	Year Ended June 30,		
	2013	2012	2011
Net cash provided by operating activities	$ 140,012	$ 140,641	$ 162,633
Net cash used in investing activities	(98,931)	(232,268)	(34,330)
Net cash used in financing activities	(53,255)	(79,167)	(58,282)

At June 30, 2013, we had $50.1 million of cash and cash equivalents and $238.8 million of outstanding debt. Cash and cash equivalents decreased $12.1 million during fiscal 2013. The cash flows during the twelve months ended June 30, 2013 related primarily to the following items:

Cash inflows:

- Net income of $29.4 million;
- Positive adjustments to accrual based net income for non-cash items of $89.6 million primarily related to depreciation and amortization of $64.3 million and share-based compensation costs of $32.9 million;
- Proceeds from borrowing of long-term debt of $113.7 million; and
- Changes in working capital balances of $21.0 million.

Cash outflows:

- Capital expenditures of $79.0 million of which $40.1 million were related to the construction of facilities, $20.3 million were related to the purchase of manufacturing and automation equipment for our production facilities, and $18.6 million were related to purchases of other assets, including information technology infrastructure and office equipment;
- Repayments of long-term debt and debt issuance costs of $105.7 million;
- Purchases of our ordinary shares of $64.4 million;
- Our investment in Namex of $12.8 million; and
- Internal costs for software and website development that we have capitalized of $7.7 million.

Additional Liquidity and Capital Resources Information. During fiscal 2013, we financed our operations, strategic investments in capital expenditures, ordinary share purchases and equity investment primarily through internally generated cash flows from operations as well as our debt financing. We currently plan to invest approximately $85 million to $100 million in total capital expenditures in fiscal 2014. Due to our recent investments, our current liabilities continue to exceed our current assets; however, we believe that our available cash, cash flows generated from operations, and our debt financing capacity will be sufficient to satisfy our working capital and planned investments to support our long-term growth strategy, including capital expenditure requirements and any share purchase activity, for the foreseeable future.

As of June 30, 2013, approximately $49.1 million of our cash and cash equivalents was held by our subsidiaries; and undistributed earnings of our subsidiaries that are considered to be indefinitely reinvested were $120.4 million. However, we do not intend to repatriate such funds as the cash and cash equivalent balances are generally used and available, without legal restrictions, to fund ordinary business operations and investments of the respective subsidiaries. If there is a change in the future, the repatriation of undistributed earnings from certain subsidiaries, in the form of dividends or otherwise, could have tax consequences that could result in material cash outflows.

Debt. We have access to borrow an aggregate of $498.8 million via our restated credit agreement, which is composed of both revolving and term loan arrangements that have repayments due on various dates through

February 8, 2018. Up to $50 million in borrowings may be made in Euro, Swiss Francs and such other non-United States Dollar currencies as permitted by our lenders. The restated credit agreement also contains letter of credit and swingline loan sublimits of $25 million each. We may from time to time, so long as no default or event of default has occurred and is continuing, increase the loan commitments under the restated credit agreement. As of June 30, 2013 we may increase our loan commitments by up to $165 million by adding new commitments or increasing the commitment of willing lenders. In order to mitigate our exposure to interest rate variability, we execute interest rate swap contracts to fix a portion of our interest payments on our outstanding debt with varying maturities. See Note 4 in our accompanying consolidated financial statements for additional discussion.

In the next twelve months we may use, as needed, our revolving credit facility or additional sources of borrowings in order to fund our ongoing operations, purchase our ordinary shares, or support our long-term growth. We have other financial obligations that constitute additional indebtedness based on the definitions within the credit facility. The amount available for borrowing under our credit facility as of June 30, 2013 is as follows:

In thousands

	June 30, 2013
Maximum aggregate available for borrowing	$ 498,750
Outstanding borrowings of credit facility	238,750
Remaining amount	260,000
Limitations to borrowing due to debt covenants and other obligations (1)	(31,420)
Amount available for borrowing as of June 30, 2013	$ 228,580

(1) Our borrowing ability can be limited by our debt covenants each quarter. These covenants may limit our borrowing capacity depending on our leverage, other indebtedness, such as installment obligations and letters of credit, and other factors that are outlined in the restated credit agreement filed as an exhibit in our Form 8-K filed on February 13, 2013.

Debt Covenants. Our restated credit agreement contains financial and other covenants, including but not limited to (1) limitations on our incurrence of additional indebtedness and liens, the consummation of certain fundamental organizational changes or intercompany activities, investments and restricted payments including the purchases of our ordinary shares or payments of dividends, and the amount of consolidated capital expenditures that we may make in each of our fiscal years ending June 30, 2013 through 2018, and (2) financial covenants calculated on a trailing twelve month, or TTM, basis that:

- our consolidated leverage ratio, which is the ratio of our consolidated indebtedness (*) to our TTM consolidated EBITDA (*), will not exceed (i) 3.5 during the period from December 31, 2012 through December 31, 2013; (ii) 3.25 during the period from March 31, 2014 through December 31, 2014; and (iii) 3.0 after March 31, 2015; and
- our interest coverage ratio, which is the ratio of our consolidated EBITDA to our consolidated interest expense, will be at least 3.0.

At June 30, 2013, we were in compliance with all financial and other covenants under the credit agreement in effect at that time.

(*) The definitions of EBITDA and consolidated indebtedness are maintained in the credit agreement included as an exhibit to Form 8-K filed on February 13, 2013.

Contractual Obligations

Contractual obligations at June 30, 2013 are as follows:

In thousands

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 53,002	$ 12,708	$ 21,823	$ 11,253	$ 7,218
Purchase commitments	39,569	39,569	—	—	—
Debt	263,975	14,279	32,243	217,453	—
Other	24,750	8,194	6,501	6,657	3,398
Total (1)	$ 381,296	$ 74,750	$ 60,567	$ 235,363	$ 10,616

(1) We may be required to make cash outlays related to our unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $5.5 million as of June 30, 2013 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, see Note 13 to the accompanying consolidated financial statements.

Operating Leases. We rent office space under operating leases expiring on various dates through 2024. Future rental payments required under our leases are an aggregate of approximately $53.0 million. The terms of certain lease agreements require security deposits in the form of bank guarantees and a letter of credit in the amount of $1.8 million and $2.1 million, respectively. In July 2013, we executed a lease for an eleven year term to move our Lexington, Massachusetts operations to a new facility in Waltham, Massachusetts, commencing in the second half of calendar 2015. The table above includes the lease payments associated with our current least but no future lease payments associated with the new facility as the lease was not effective as of June 30, 2013.

Purchase Obligations. At June 30, 2013, we had unrecorded commitments under contract of $39.6 million, which were principally composed of inventory purchase commitments of approximately $13.3 million, production and computer equipment purchases of approximately $11.2 million, various facility expansion and improvement projects of $5.1 million, and other unrecorded purchase commitments of $10.0 million.

Debt. The term loan outstanding under our amended and restated credit agreement has repayments due on various dates through February 8, 2018, with the revolving loans due on February 8, 2018. Interest payable included in this table is based on the interest rate as of June 30, 2013 and assumes all revolving loan amounts outstanding will not be paid until maturity, but that the term loan amortization payments will be made according to our defined schedule.

Other Obligations. Includes an installment obligation of $19.8 million related to the fiscal 2012 intra-entity transfer of Webs' Intellectual Property, which results in tax being paid over a 7.5 year term and has been classified as a deferred tax liability in our consolidated balance sheet as of June 30, 2013. Also included is a $5.0 million additional funding obligation due to our investment in Namex which is payable on or before October 1, 2013.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash, cash equivalents and long-term debt. As of June 30, 2013, our cash and cash equivalents consisted of standard depository accounts which are held for working capital purposes. Due to the nature of our cash and cash equivalents, we do not believe we have a material exposure to interest rate fluctuations.

As of June 30, 2013, we have $238.8 million of total U.S. dollar denominated variable rate debt and $19.8 million of variable rate installment obligation related to the fiscal 2012 intra-entity transfer of Webs' Intellectual Property. As a result, we have exposure to market risk for changes in interest rates related to these obligations. In order to mitigate our exposure to interest rate changes related to our variable rate debt, we execute interest rate swap contracts to fix the interest rate on a portion of our outstanding long-term debt with varying maturities. As of June 30, 2013, a hypothetical 100 basis point increase in rates, inclusive of our outstanding interest rate swaps, would result in an increase of interest expense of approximately $1.3 million over the next 12 months.

Currency Exchange Rate Risk. We conduct business in multiple currencies through our worldwide operations but report our financial results in U.S. dollars. Therefore, we are affected by fluctuations in exchange rates of such currencies versus the U.S. dollar as follows:

- *Translation of our non-U.S. dollar revenues and expenses:* Revenue and related expenses generated in currencies other than the U.S. dollar could result in higher or lower net income when, upon consolidation, those transactions are translated to U.S. dollars. When the value or timing of revenue and expenses in a given currency are materially different, we may be exposed to significant impacts on our net income.

  In order to mitigate a portion of the exposure related to currency exchange rate volatility on our net income, we execute currency forward contracts. Our current contracts mature at various dates through September 30, 2013.

- *Translation of our non-U.S. dollar assets and liabilities*: Each of our subsidiaries translates its assets and liabilities to U.S. dollars at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive loss on the consolidated balance sheet. Fluctuations in exchange rates can materially impact the carrying value of our assets and liabilities.

- *Remeasurement of monetary assets and liabilities:* Transaction gains and losses generated from remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are included in other income (expense), net on the consolidated statements of operations. Our subsidiaries have intercompany accounts that are eliminated in consolidation and cash and cash equivalents denominated in various currencies that expose us to fluctuations in currency exchange rates. A hypothetical 10% change in currency exchange rates was applied to total net monetary assets denominated in currencies other than the functional currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term. A hypothetical decrease in exchange rates of 10% against the functional currency of our subsidiaries would have resulted in an increase of $2.5 million, $2.1 million and $0.8 million on our income before taxes for the fiscal years 2013, 2012 and 2011, respectively. Additionally, some of our subsidiaries prepare tax returns in currencies other than their functional currency.

Foreign currency transaction losses included in other income (expense), net for the year ended June 30, 2013 and 2011 were $0.1 million and $2.2 million, respectively, while fiscal 2012 resulted in foreign currency transaction gains of $2.4 million.

Item 8. ***Financial Statements and Supplementary Data***

VISTAPRINT N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited the accompanying consolidated balance sheets of Vistaprint N.V. as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vistaprint N.V. at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vistaprint N.V.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 15, 2013

VISTAPRINT N.V.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	June 30, 2013	June 30, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 50,065	$ 62,203
Accounts receivable, net of allowances of $104 and $189, respectively	22,026	20,125
Inventory	7,620	7,168
Prepaid expenses and other current assets	20,520	26,102
Total current assets	100,231	115,598
Property, plant and equipment, net	280,022	261,228
Software and web site development costs, net	9,071	5,186
Deferred tax assets	581	327
Goodwill	140,893	140,429
Intangible assets, net	30,337	40,271
Other assets	29,184	29,390
Investment in equity interests	11,248	—
Total assets	$ 601,567	$ 592,429
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 22,597	$ 25,931
Accrued expenses	103,338	98,402
Deferred revenue	18,668	15,978
Deferred tax liabilities	1,466	1,668
Current portion of long-term debt	8,750	—
Other current liabilities	207	—
Total current liabilities	155,026	141,979
Deferred tax liabilities	12,246	18,359
Other liabilities	14,734	13,804
Long-term debt	230,000	229,000
Total liabilities	412,006	403,142
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Preferred shares, par value €0.01 per share, 100,000,000 and 120,000,000 shares authorized, respectively; none issued and outstanding	—	—
Ordinary shares, par value €0.01 per share, 100,000,000 and 120,000,000 shares authorized, respectively; 44,080,627 and 49,950,289 shares issued, respectively; and 32,791,338 and 34,119,637 shares outstanding, respectively	615	699
Treasury shares, at cost, 11,289,289 and 15,830,652 shares, respectively	(398,301)	(378,941)
Additional paid-in capital	299,659	285,633
Retained earnings	299,144	292,628
Accumulated other comprehensive loss	(11,556)	(10,732)
Total shareholders' equity	189,561	189,287
Total liabilities and shareholders' equity	$ 601,567	$ 592,429

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended June 30,		
	2013	2012	2011
Revenue	$ 1,167,478	$ 1,020,269	$ 817,009
Cost of revenue (1)	400,293	355,205	287,806
Technology and development expense (1)	164,859	129,162	93,626
Marketing and selling expense (1)	446,116	375,538	271,838
General and administrative expense (1)	110,086	105,190	70,659
Income from operations	46,124	55,174	93,080
Other income (expense), net	(63)	2,350	(2,197)
Interest income (expense), net	(5,329)	(1,679)	239
Income before income taxes and loss in equity interests	40,732	55,845	91,122
Income tax provision	9,387	11,851	9,013
Loss in equity interests	1,910	—	—
Net income	$ 29,435	$ 43,994	$ 82,109
Basic net income per share	$ 0.89	$ 1.16	$ 1.89
Diluted net income per share	$ 0.85	$ 1.13	$ 1.83
Weighted average shares outstanding — basic	33,209,172	37,813,504	43,431,326
Weighted average shares outstanding — diluted	34,472,004	38,953,179	44,951,199

(1) Share-based compensation is allocated as follows:

	Year Ended June 30,		
	2013	2012	2011
Cost of revenue	$ 398	$ 329	$ 686
Technology and development expense	9,209	5,171	4,178
Marketing and selling expense	6,354	2,692	3,841
General and administrative expense	16,967	17,221	12,972

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended June 30,		
	2013	2012	2011
Net income	$ 29,435	$ 43,994	$ 82,109
Other comprehensive income:			
Foreign currency translation	(910)	(23,609)	23,483
Unrealized gain on derivative instruments designated and qualifying as cash flow hedges	483	—	—
Amounts reclassified from accumulated other comprehensive income to net income	(397)	—	19
Total comprehensive income	$ 28,611	$ 20,385	$ 105,611

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Ordinary Shares		Treasury Shares					
	Number of Shares Issued	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at June 30, 2010	49,891	$ 698	(6,036)	$ (29,637)	$ 249,153	$ 166,525	$ (10,625)	$ 376,114
Issuance of ordinary shares due to share option exercises	59	1	256	3,035	3,977			7,013
Restricted share units vested, net of shares withheld for taxes			301	(1,840)	(3,813)			(5,653)
Excess tax benefits from share-based compensation					2,515			2,515
Share-based compensation expense					21,428			21,428
Purchase of ordinary shares			(1,327)	(56,935)				(56,935)
Net income						82,109		82,109
Foreign currency translation							23,483	23,483
Reclassification of unrealized gains to net income							19	19
Balance at June 30, 2011	49,950	$ 699	(6,806)	$ (85,377)	$ 273,260	248,634	$ 12,877	$ 450,093
Issuance of ordinary shares due to share option exercises			92	1,938	(544)			1,394
Restricted share units vested, net of shares withheld for taxes			278	3,445	(7,594)			(4,149)
Grant of restricted share awards			506	10,754	(10,754)			—
Excess tax benefits from share-based compensation					6,108			6,108
Share-based compensation expense					25,157			25,157
Purchase of ordinary shares			(9,901)	(309,701)				(309,701)
Net income						43,994		43,994
Foreign currency translation							(23,609)	(23,609)
Balance at June 30, 2012	49,950	$ 699	(15,831)	$(378,941)	$ 285,633	$ 292,628	$ (10,732)	$ 189,287
Issuance of ordinary shares due to share option exercises			281	8,715	(3,910)			4,805
Cancellation of treasury shares	(5,870)	(84)	5,870	30,262	(7,259)	(22,919)		—
Restricted share units vested, net of shares withheld for taxes			242	6,014	(9,570)			(3,556)
Excess tax benefits from share-based compensation					1,796			1,796
Share-based compensation expense					32,969			32,969
Purchase of ordinary shares			(1,851)	(64,351)				(64,351)
Net income						29,435		29,435
Net unrealized gain on derivative instruments designated and qualifying as cash flow hedges							86	86
Foreign currency translation							(910)	(910)
Balance at June 30, 2013	44,080	$ 615	(11,289)	$(398,301)	$ 299,659	$ 299,144	$ (11,556)	$ 189,561

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2013	2012	2011
Operating activities			
Net income	$ 29,435	$ 43,994	$ 82,109
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	64,325	59,427	50,627
Share-based compensation expense	32,928	25,413	21,677
Excess tax benefits derived from share-based compensation awards	(1,796)	(6,108)	(2,515)
Deferred taxes	(8,626)	(1,810)	1,614
Loss in equity interests	1,910	—	—
Non-cash gain on equipment	(1,414)	—	—
Abandonment of long-lived assets	1,529	—	252
Other non-cash items	741	361	468
Changes in operating assets and liabilities excluding the effect of business acquisitions:			
Accounts receivable	(1,520)	(1,405)	(3,454)
Inventory	(525)	1,150	(1,466)
Prepaid expenses and other assets	10,802	(5,768)	5,034
Accounts payable	511	5,667	(2,610)
Accrued expenses and other liabilities	11,712	19,720	10,897
Net cash provided by operating activities	140,012	140,641	162,633
Investing activities			
Purchases of property, plant and equipment	(78,999)	(46,420)	(37,405)
Business acquisitions, net of cash acquired	—	(180,675)	—
Proceeds from sale of intangible assets	1,750	—	—
Purchases of intangible assets	(750)	(239)	(205)
Capitalization of software and website development costs	(7,667)	(5,463)	(6,290)
Maturities and redemptions of marketable securities	—	529	9,570
Investment in equity interests	(12,753)	—	—
Issuance of note receivable	(512)	—	—
Net cash used in investing activities	(98,931)	(232,268)	(34,330)
Financing activities			
Proceeds from borrowings of long-term debt	113,712	408,500	—
Payments of long-term debt and debt issuance costs	(105,661)	(181,319)	(5,222)
Payments of withholding taxes in connection with vesting of restricted share units	(3,556)	(4,149)	(5,653)
Purchases of ordinary shares	(64,351)	(309,701)	(56,935)
Excess tax benefits derived from share-based compensation awards	1,796	6,108	2,515
Proceeds from issuance of ordinary shares	4,805	1,394	7,013
Net cash used in financing activities	(53,255)	(79,167)	(58,282)
Effect of exchange rate changes on cash	36	(3,555)	3,804
Net (decrease) increase in cash and cash equivalents	(12,138)	(174,349)	73,825
Cash and cash equivalents at beginning of period	62,203	236,552	162,727
Cash and cash equivalents at end of period	$ 50,065	$ 62,203	$ 236,552

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Year Ended June 30,		
	2013	2012	2011
Cash paid during the period for:			
Interest	$ 4,762	$ 1,487	$ 219
Income taxes	13,656	7,104	4,259

See accompanying notes.

VISTAPRINT N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2013, 2012 and 2011
(in thousands, except share and per share data)

1. Description of the Business

The Vistaprint group of companies offers micro businesses the ability to market their businesses with a broad range of brand identity and promotional products, marketing services and digital solutions. Through the use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated production facilities, we offer a broad spectrum of products, such as business cards, website hosting, apparel, signage, promotional gifts, brochures, online marketing and creative services. We focus on serving the marketing, graphic design and printing needs of the micro business market, generally businesses or organizations with fewer than 10 employees and usually 2 or fewer. We also provide personalized products for home and family use.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Vistaprint N.V., its wholly owned subsidiaries, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions have been eliminated. Investments in entities in which we can exercise significant influence, but do not own a majority equity interest or otherwise control, are accounted for using the equity method and are included as investments in equity interests on the consolidated balance sheets.

Certain reclassifications have been made in the prior period consolidated financial statements to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our most significant estimates are associated with the ongoing evaluation of the recoverability of our long-lived assets and goodwill, advertising expense and related accruals, share-based compensation, accounting for business combinations and equity method investments, income taxes, and litigation and contingencies, among others. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

During the second fiscal quarter of our 2013 fiscal year, we revised our interim accrual practice for cash incentive compensation that is paid based on achievement of annual performance targets. Historically, the related costs were accrued each interim period based upon the weight of year-to-date results relative to the forecasted annual target; however, due to fluctuations in the pattern of quarterly results relative to historical trends and interim periods of net loss, we believe a straight-line attribution method better matches the pattern of how the employee earns the award. This change in practice does not affect full year net income, but does affect the trend of quarterly earnings relative to past interim periods.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist of depository accounts and money market funds. Cash and cash equivalents restricted for use were $1,510 and $1,645 as of June 30, 2013 and 2012, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Accounts Receivable

Accounts receivable includes amounts due from customers and partners. We offset gross trade accounts receivable with an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in existing accounts receivable. Account balances are charged off against the allowance when the potential for recovery is considered remote.

Inventories

Inventories consist primarily of raw materials and are recorded at the lower of cost or market value using a first-in, first-out method. Costs to produce free products are included in cost of revenues as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are expensed as incurred. Assets that qualify for the capitalization of interest cost during their construction period are evaluated on a per project basis and, if material, the costs are capitalized. No interest costs associated with our construction projects were capitalized in fiscal 2013 or 2012 as the amounts were not material. Depreciation of plant and equipment is recorded on a straight-line basis over the estimated useful lives of the assets.

Software and Web Site Development Costs

We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of websites and internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software. As of July 1, 2012, we revised the estimated useful life of our capitalized software and website developments costs from 2 to 3 years based on an evaluation of historical trends, the period of benefit of past projects, and our current project portfolio. This change in estimated useful life increased our pre-tax income for fiscal year ended June 30, 2013 by approximately $2,718 when compared to the historical estimated useful life and could have a material impact in the future. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred.

Amortization of previously capitalized amounts in the years ended June 30, 2013, 2012 and 2011 was $3,118, $6,325 and $6,653, respectively, resulting in accumulated amortization of $10,315 and $11,864 at June 30, 2013 and 2012, respectively.

Leases

We categorize leases at their inception as either operating or capital leases. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the shorter of their expected useful life or the life of the lease, excluding renewal periods.

Intangible Assets

We capitalize the costs of purchasing patents from unrelated third parties and amortize these costs over the estimated useful life of the patent. The costs related to patent applications, pursuing others who we believe infringe on our patents, and defending against patent-infringement claims are expensed as incurred.

We record acquired intangible assets at fair value on the date of acquisition and amortize such assets using the straight-line method over the expected useful life of the asset, unless another amortization method is deemed to be more appropriate. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Long-Lived Assets

Long-lived assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date. Assets held for sale are reported at the lower of cost or fair value less costs to sell. We did not have any assets held for sale at June 30, 2013 or 2012.

For the fiscal year ended, June 30, 2013, 2012 and 2011 we recorded abandonment charges for long-lived assets, inclusive of capitalized software, of $1,529, $0, and $252, respectively.

Business Combinations

We assign the value of the consideration transferred to acquire a business to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess the fair value of assets, including intangible assets, using a variety of methods and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset and the appropriate discount rates for a market participant. Assets recorded from the perspective of a market participant that are determined to not have economic use for us are expensed immediately. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Transaction costs and restructuring costs associated with a business combination are expensed as incurred.

Goodwill

Goodwill is evaluated for impairment on an annual basis during the fiscal third quarter or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. The evaluation of goodwill for impairment is performed at a level referred to as a reporting unit. A reporting unit is either the "operating segment level" or one level below, which is referred to as a "component." The level at which the impairment test is performed requires an assessment as to whether the operations below the operating segment should be aggregated as one reporting unit due to their similarity or reviewed individually. In 2012, we early adopted the accounting guidance that allows entities to perform a qualitative assessment of goodwill impairment. In fiscal 2013, we elected to perform the quantitative impairment test for our January 1, 2013 analysis in order to establish an updated baseline fair value for each of our reporting units as the majority of our goodwill was established in the second quarter of fiscal 2012 immediately preceding our prior year annual goodwill impairment test.

Under the quantitative approach, we estimate the fair values of our reporting units using a discounted cash flow methodology. The discounted cash flows are based on our strategic plans and best estimates of revenue growth and operating profit by each reporting unit. Our analysis requires the exercise of significant judgment, including the identification reporting units and the consideration of aggregation, assumptions about appropriate discount rates, perpetual growth rates, and the amount and timing of expected future cash flows. Our annual goodwill impairment test by reporting unit as of January 1, 2013 determined that the estimated fair value of each reporting unit sufficiently exceeds its carrying value and thus no further evaluation of impairment was necessary. While we believe our assumptions are reasonable, actual results could differ from our projections. There have been no indications of impairment that would require an updated analysis as of June 30, 2013.

Debt Issuance Costs

Expenses associated with the issuance of debt instruments are capitalized and are amortized over the terms of the respective financing arrangement using the effective interest method, or on a straight-line basis through the maturity date for our credit facility. During the year ended June 30, 2013 and 2012, we capitalized debt issuance costs related to our credit facility arrangements of $1,887 and $1,819, respectively. Amortization of these costs is included in interest income (expense), net in the consolidated statements of operations and amounted to $556 and $206, for the years ended June 30, 2013 and 2012. Debt issuance costs recognized in the consolidated balance sheets were $2,936 and $1,613 as of June 30, 2013 and 2012, respectively.

Investments in Equity Interests

We record our share of the results of investments in equity interests and any related amortization, within loss in equity interests on the consolidated statements of operations. We review our investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment, which involves considering factors such as comparable valuations of public companies similar to the entity in which we have an equity investment, current economic and market conditions, the operating performance of the entities including current earnings trends and forecasted cash flows, and other entity and industry specific information.

Derivative Financial Instruments

We record all derivatives on the consolidated balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative as being a hedging relationship and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk are considered fair value hedges. Derivatives designated and qualifying as hedges of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transaction in a cash flow hedge. We execute these instruments with financial institutions that hold an investment grade credit rating. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though we may elect not to apply hedge accounting. We do not currently hold or issue derivative financial instruments for trading or speculative purposes and do not have any derivatives that are not designated as hedges for accounting purposes. In accordance with the fair value measurement guidance, our accounting policy is to measure the credit risk of our derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Shareholders' Equity

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) is composed of net income, unrealized gains and losses on marketable securities and derivatives, and cumulative foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of comprehensive income.

Treasury Shares

Treasury shares are accounted for using the cost method and are included as a component of shareholders' equity. We reissue treasury shares as part of our share-based compensation programs and upon issuance we determine the cost using the average cost method. Effective January 28, 2013, 5,869,662 of our ordinary shares issued and held in our treasury account were canceled and have become authorized but unissued ordinary shares, as authorized by our shareholders on November 8, 2012. These canceled shares represent the remaining balance as of November 8, 2012 of the ordinary shares that were held in treasury at the date of the redomiciliation of our publicly traded parent company from Bermuda to the Netherlands in August 2009. The cancellation of the treasury shares resulted in a reduction of additional paid in capital and retained earnings.

Revenue Recognition

We generate revenue primarily from the sale and shipping of customized manufactured products, as well as providing digital services, website design and hosting, email marketing services,order referral fees and other third party offerings. We recognize revenue arising from sales of products and services when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or service rendered with no significant post-delivery obligations on our part, the net sales price is fixed or determinable and collectability is reasonably assured. For subscription services we recognize revenue for the fees charged to customers ratably over the term of the service arrangement. Revenue is recognized net of discounts we offer to our customers as part of advertising campaigns. Revenues from sales of prepaid orders on our websites are deferred until shipment of fulfilled orders or until the prepaid service has been rendered.

For arrangements with multiple deliverables, we allocate revenue to each deliverable if the delivered item(s) has value to the customer on a standalone basis and, if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially within our control. The fair value of the selling price for a deliverable is determined using a hierarchy of (1) Company specific objective and reliable evidence, then (2) third-party evidence, then (3) best estimate of selling price. We allocate any arrangement fee to each of the elements based on their relative selling prices.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. Sales and purchases in jurisdictions which are subject to indirect taxes, such as value added tax ("VAT"), are recorded net of tax collected and paid as we act as an agent for the government.

We sell vouchers through discount voucher websites which do not have an expiration date. Upon issuance of the voucher, a liability is established for its cash value. We relieve the liability and recognize revenue on a gross basis, as we are the primary obligor, when redeemed items are shipped. Over time, some portion of these vouchers are not redeemed and if there is not a legal obligation to remit the unredeemed voucher to the relevant jurisdiction, an estimated redemption factor may be applied. We are in the process of evaluating historical data in order to determine the portion of discount vouchers that will not be redeemed based on our customer redemption patterns. However, we currently have not established sufficient history and the unredeemed coupons remain in deferred revenue.

A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Advertising Expense

Advertising costs are expensed as incurred and included in marketing and selling expense. Advertising expense for the years ended June 30, 2013, 2012 and 2011 was $285,530, $250,105 and $177,101, respectively, which consisted of external costs related to customer acquisition and retention marketing campaigns.

Research and Development Expense

Research and development costs are expensed as incurred and included in technology and development expense. Research and development expense for the years ended June 30, 2013, 2012 and 2011 was $24,690, $19,707 and $11,128, respectively, which consisted of costs related to enhancing our manufacturing engineering and technology capabilities.

Income Taxes

As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense and assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. In the event that actual results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our financial statements from such positions are measured on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The unrecognized tax benefits will reduce our effective tax rate if recognized. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Foreign Currency Translation

Our non-U.S. dollar functional currency subsidiaries translate their assets and liabilities denominated in their functional currency to U.S. dollars at current rates of exchange in effect at the balance sheet date, and revenues and expenses are translated at average rates prevailing throughout the period. The resulting gains and losses from translation are included as a component of accumulated other comprehensive (loss) income. Transaction gains and losses and remeasurement of assets and liabilities denominated in currencies other than an entity's functional currency are included in other income (expense), net in our statement of operations.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding for the respective period. Diluted net income per share gives effect to all potentially dilutive securities, including share options, restricted share units ("RSUs") and restricted share awards ("RSAs"), if the effect of the securities is dilutive using the treasury stock method. Awards with performance or market conditions are included using the treasury stock method only if the conditions would have been met as of the end of the reporting period and their effect is dilutive.

The following table sets forth the reconciliation of the weighted-average number of ordinary shares:

	Year Ended June 30,		
	2013	2012	2011
Weighted average shares outstanding, basic	33,209,172	37,813,504	43,431,326
Weighted average shares issuable upon exercise/vesting of outstanding share options/RSUs/RSAs	1,262,832	1,139,675	1,519,873
Shares used in computing diluted net income per share	34,472,004	38,953,179	44,951,199
Weighted average anti-dilutive shares excluded from diluted net income per share	1,740,542	1,495,858	640,214

Compensation Expense

Share-Based Compensation

Compensation expense for all share-based awards expected to vest is measured at fair value on the date of grant and recognized over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model, or lattice model for share options with a market condition, and the fair value of RSUs and RSAs is determined based on the number of shares granted and the quoted price of our ordinary shares. Such value is recognized ratably as expense over the requisite service period, or on an accelerated method for awards with a performance or market condition, net of estimated forfeitures. The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. For awards with a performance condition vesting feature, compensation cost is recorded if it is probable that the performance condition will be achieved.

Sabbatical Leave

Compensation expense associated with a sabbatical leave, or other similar benefit arrangements, is accrued over the requisite service period during which an employee earns the benefit, net of estimated forfeitures, and is included in other liabilities on our consolidated balance sheets.

Concentrations of Credit Risk

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. We had one partner that represented 35% and 32% of our total accounts receivable as of June 30, 2013 and 2012, respectively. We do not have any customers that accounted for greater than 10% of our revenue for the fiscal years ended June 30, 2013, 2012 or 2011.

We maintain an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses to date in the aggregate have not materially exceeded our expectations.

Recently Issued or Adopted Accounting Pronouncements

Effective January 1, 2013 we adopted ASU 2013-02, "Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASU 2013-02 requires an entity to disclose amounts reclassified out of other comprehensive income by component. In addition, an entity is required to present, either on the face of financial statements or in a single note, significant amounts reclassified out of accumulated other comprehensive income and the income statement line item affected by the reclassification. The adoption of this ASU did not have a material effect on our financial position or results of operations. See footnote 5 for further details.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", which clarifies the scope of the offsetting disclosures of ASU 2011-11. This amendment requires disclosing and reconciling gross and net amounts for financial instruments that are offset in the balance sheet, and amounts for financial instruments that are subject to master netting arrangements and other similar clearing and repurchase arrangements. We adopted ASU 2013-01 effective January 1, 2013, which did not have a material impact on our disclosures.

3. Fair Value Measurements

We use a three-level valuation hierarchy for measuring fair value and include detailed financial statement disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1:* Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- *Level 3:* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables summarize our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	June 30, 2013			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Interest rate swap contracts	$ 344	$ —	$ 344	$ —
Currency forward contracts	70	—	70	—
Total assets recorded at fair value	$ 414	$ —	$ 414	$ —
Liabilities				
Interest rate swap contracts	$ (70)	$ —	$ (70)	$ —
Currency forward contracts	(203)	—	(203)	—
Total liabilities recorded at fair value	$ (273)	$ —	$ (273)	$ —

	June 30, 2012			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities				
Albumprinter contingent earn-out	$ 570	$ —	$ —	$ 570
Total liabilities recorded at fair value	$ 570	$ —	$ —	$ 570

During the years ended June 30, 2013 and 2012 there were no significant transfers in or out of Level 1, Level 2 and Level 3 classifications.

The valuations of the derivatives intended to mitigate our interest rate and currency risk are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each instrument. This analysis utilizes observable market-based inputs, including interest rate curves, interest rate volatility, or spot and forward exchange rates, and reflects the contractual terms of these instruments, including the period to maturity. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to appropriately reflect both our own nonperformance risk and the respective counterparties' nonperformance risk in the fair value measurement. However, as of June 30, 2013, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 in the fair value hierarchy.

The following table represents the changes in fair value of Level 3 contingent consideration:

	Albumprinter contingent earn-out
Balance at June 30, 2012	$ 570
Fair value adjustment	(580)
Effect of currency translation adjustments	10
Balance at June 30, 2013	$ —

The share purchase agreement for our acquisition of Albumprinter Holding B.V. in fiscal 2012 provided for an earn-out payment that was payable based on achieving certain operational results for calendar year 2012. This earn-out was measured at fair value and was based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. Any changes in the fair value of contingent consideration related to updated assumptions and estimates have been recognized within the consolidated statements of operations in the period of change. As of June 30, 2013, the fair value of the liability was zero as the earn-out targets were not achieved within the specified time period and no payment was made.

As of June 30, 2013 and June 30, 2012, the carrying amounts of cash and cash equivalents, receivables, accounts payable, and other current liabilities approximated their estimated fair values. We performed an evaluation of the estimated fair value of our debt and determined that the fair value approximates the carrying value of the liability as of June 30, 2013. Our debt is a variable rate debt instrument indexed to LIBOR that resets monthly. The estimated fair value of our debt was determined using available market information based on recent trades or activity of debt instruments with substantially similar risks, terms and maturities, which fall within Level 2 under the fair value hierarchy. This estimated fair value may not be representative of actual values that could have been or will be realized in the future.

4. Derivative Financial Instruments

Hedges of Interest Rate Risk

During fiscal 2013, we have entered into interest rate swap contracts to manage differences in the amount, timing, and duration of our known or expected cash interest payments related to our debt. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the derivative agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. If a derivative is deemed to be ineffective, we recognize the ineffective portion of the change in fair value of the derivatives directly in earnings. During the fiscal year ended June 30, 2013, we did not hold any derivative instruments that were determined to be ineffective.

Amounts reported in accumulated other comprehensive loss related to interest rate swap contracts will be reclassified to interest expense as interest payments are accrued or made on our variable-rate debt. Assuming these derivative instruments continue to qualify for hedge accounting, as of June 30, 2013, we estimate that $193 will be reclassified from accumulated other comprehensive loss to interest income during the twelve months ending June 30, 2014. As of June 30, 2013, we had seven outstanding interest rate swap contracts indexed to one-month LIBOR. These instruments were designated as cash flow hedges of interest rate risk and have varying start dates and maturity dates from 2013 - 2017. As the start date of certain contracts has not yet commenced, the notional amount of our outstanding contracts is in excess of the variable-rate debt being hedged as of the balance sheet date.

Interest rate swap contracts outstanding:	Notional Amounts
Contracts accruing interest as of June 30, 2013	$ 155,000
Contracts with a future start date	40,000
Total	$ 195,000

Hedges of Currency Risk

During fiscal 2013, we have executed currency forward contracts in order to mitigate our exposure to fluctuations in various currencies against our reporting currency, the U.S. dollar. We currently have outstanding currency forward contracts that qualify as cash flow hedges intended to offset the effect of exchange rate fluctuations on our net income. Currency forward agreements involve fixing the exchange rate for delivery of a specified amount of currency on a specified date.

The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings. We recognize the ineffective portion of the change in fair value of the derivatives directly in earnings. Assuming our currency forward contracts continue to qualify for hedge accounting, as of June 30, 2013, we estimate that $133 will be reclassified from accumulated other comprehensive loss to expense during the twelve months ending June 30, 2014.

As of June 30, 2013, we had the following outstanding currency forward contracts that were used to hedge fluctuations in the US Dollar value of forecasted transactions denominated in Canadian Dollar, Danish Krone, Great British Pound, Swedish Krona, and Swiss Franc:

Notional Amount	Effective Date	Maturity Date	Number of Instruments	Index
$22,412	May 15, 2013	Various through September 30, 2013	15	Various

Financial Instrument Presentation

The table below presents the fair value of our derivative financial instruments as well as their classification on the balance sheet as of June 30, 2013 and 2012:

	Asset Derivatives				Liability Derivatives			
	June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012	
Derivative designated as hedging instrument	Balance Sheet Line Item	Fair Value	Balance Sheet Line Item	Fair Value	Balance Sheet Line Item	Fair Value	Balance Sheet Line Item	Fair Value
Interest rate swaps	Other current assets	$ 344	Other current assets	$ —	Other current liabilities/ other liabilities	$ (70)	Other current liabilities/ other liabilities	$ —
Currency forward contracts	Other current assets	70	Other current assets	—	Other current liabilities	(203)	Other current liabilities	—
Total derivatives designated as hedging instruments		$ 414		$ —		$ (273)		$ —

As of June 30, 2013 there is no material impact on our balance sheet presentation for the netting of derivative financial instruments.

The following table presents the effect of our derivative financial instruments designated as hedging instruments and their classification within comprehensive income for the fiscal years ended June 30, 2013 and 2012:

Derivatives in Hedging Relationships	Amount of Gain (Loss) Recognized in Comprehensive Income on Derivatives (Effective Portion)	
	Year Ended June 30,	
In thousands	2013	2012
Interest Rate Swaps	$ 387	$ —
Currency contracts that hedge revenue	280	—
Currency contracts that hedge cost of revenue	(263)	—
Currency contracts that hedge technology and development expense	80	—
Currency contracts that hedge general and administrative expense	(1)	—
	$ 483	$ —

The following table presents reclassifications out of accumulated other comprehensive loss for the fiscal years ended June 30, 2013 and 2012:

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss to Net Income Gain/(Loss)		Affected line item in the Statement of Operations
	Year Ended June 30,		
In thousands	2013	2012	
Currency contracts that hedge revenue	$ 293	$ —	Revenue
Currency contracts that hedge cost of revenue	(92)	—	Cost of revenue
Currency contracts that hedge technology and development expense	27	—	Technology and development expense
Currency contracts that hedge general and administrative expense	1	—	General and administrative expense
Interest Rate Swaps	189	—	Interest expense
Total before income tax	418	—	Total before Income Tax
Income tax expense	(21)	—	Income tax provision
Total	$ 397	$ —	

The following table presents the effect of our de-designated derivative financial instruments that no longer qualify as hedging instruments and the mark to market impact recorded within the statement of operations:

Derivatives not classified as hedging instruments under ASC 815	Amount of Gain (Loss) Recognized in Income		Location of Gain (Loss) Recognized in Income (Ineffective Portion)
	Year Ended June 30,		
In thousands	2013	2012	
Currency contracts	$ 29	$ —	Other income (expense)

5. Accumulated Other Comprehensive Loss

The following table presents a roll forward of amounts recognized in accumulated other comprehensive loss by component, net of tax of $55, for the twelve months ended June 30, 2013:

In thousands	Gains and Losses on Cash Flow Hedges	Currency translation adjustments	Total
Balance at June 30, 2012	$ —	$ (10,732)	$ (10,732)
Other comprehensive income before reclassifications	483	(910)	(427)
Amounts reclassified from accumulated other comprehensive income to net income	(397)	—	(397)
Net current period other comprehensive income (loss)	86	(910)	(824)
Balance as of June 30, 2013	$ 86	$ (11,642)	$ (11,556)

6. Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

	Estimated useful lives	June 30, 2013	June 30, 2012
Land improvements	10 years	$ 2,188	$ 1,280
Building and building improvements	10 - 30 years	133,822	114,357
Machinery and production equipment	4 - 10 years	189,061	172,628
Computer software and equipment	3 - 5 years	91,766	76,640
Furniture, fixtures and office equipment	5 - 7 years	19,832	13,111
Leasehold improvements	Shorter of lease term or expected life of the asset	15,624	12,036
Construction in progress		34,331	33,071
		486,624	423,123
Less accumulated depreciation		(232,893)	(188,500)
		253,731	234,623
Land		26,291	26,605
Property, plant, and equipment, net		$ 280,022	$ 261,228

Depreciation expense totaled $50,602, $46,572 and $43,410 for the years ended June 30, 2013, 2012 and 2011, respectively.

7. Business Combinations

Acquisition of Albumprinter Holding B.V.

On October 31, 2011, we acquired 100% of the outstanding shares of Albumprinter Holding B.V., a leading provider of photo books and other photo products to consumers in Europe. At the closing, we paid €60,000 ($85,019 based on the exchange rate as of the date of acquisition) in cash for Albumprinter's shares, which we funded using cash on hand and borrowings under our credit facility, and we agreed to pay up to an additional €5,000 ($7,085 based on the exchange rate as of the date of acquisition) in cash on or after December 31, 2012 based upon the acquired business achieving revenue and earnings targets for calendar year 2012. The estimated fair value of the earn-out payment of $583 was included as a component of the purchase price based on an evaluation of the likelihood of achievement of the contractual conditions and weighted probability assumptions of these outcomes. The contractual conditions of the earn-out payment were ultimately not achieved, so we did not pay any earn-out amount. As such the change in estimate was recorded as a benefit in our consolidated statement of operations during the year ended June 30, 2013. In connection with the acquisition, we incurred transaction costs related to investment banking, legal, financial, and other professional services of approximately $1,700 in the year ended June 30, 2012, which were recorded in general and administrative expenses.

The amount paid at closing was subject to a post-closing adjustment based on Albumprinter's working capital and net debt as of the closing date. These adjustments resulted in a reduction of purchase price of €3,165 ($4,485 based on the exchange rate as of the date of acquisition), and the proceeds have been received.

Our consolidated financial statements include the accounts of Albumprinter from October 31, 2011, the date of acquisition. Albumprinter's revenue included in our consolidated revenues for the year ended June 30, 2012 is $40,386. Albumprinter's net income included in our consolidated net income for the year ended June 30, 2012 is $165.

Purchase Price Allocation

The excess of the purchase price paid over the fair value of Albumprinter's net assets is recorded as goodwill, which is primarily attributable to revenue synergies expected from cross-selling opportunities and the value of the workforce of Albumprinter. Goodwill is not expected to be deductible for tax purposes, and has been attributed to our Europe operating segment. The purchase price was allocated as follows:

	Amount	Weighted Average Useful Life in Years
Total assets acquired (1)	$ 33,521	n/a
Total liabilities assumed (2)	(41,596)	n/a
Identifiable intangible assets:		
Trade name	9,919	7
Developed technology	9,210	3
Customer relationships	22,672	7
Goodwill	47,391	n/a
Total purchase price (3)	$ 81,117	

(1) Includes cash and cash equivalents acquired of $43.

(2) Includes deferred tax liabilities of $7,423, primarily composed of the difference between the book value and tax basis of assets acquired.

(3) Includes an estimate of the fair value of contingent consideration of $583 and is reduced by post-closing purchase price adjustments of $4,485.

Acquisition of Webs, Inc.

On December 28, 2011, we acquired 100% of the outstanding shares of Webs, Inc., a leading provider of do-it-yourself websites, Facebook pages and mobile presence solutions for small businesses. At closing we paid $101,258 in cash and issued 506,343 of our ordinary shares pursuant to RSAs that are contingent upon continued employment of the founding shareholders. The purchase price was funded using cash on hand and borrowings under our credit facility. In connection with the acquisition, we incurred transaction costs related to investment banking, legal, financial, and other professional services of approximately $1,600 in the year ended June 30, 2012, which have been recorded in general and administrative expenses.

Our consolidated financial statements include the accounts of Webs from December 28, 2011, the date of acquisition. Webs' revenue included in our consolidated revenues for the year ended June 30, 2012 is $4,736. Webs' net loss included in our consolidated net income for the year ended June 30, 2012 is $10,928.

Restricted Share Awards

The RSAs were granted to the founding shareholders of Webs and vested 50% on December 28, 2012 and will vest 50% on December 28, 2013, subject to continued employment on each vesting date with possible accelerated vesting or forfeiture under certain circumstances. The fair value of the RSAs of $15,843 was determined based on our share price on the date of acquisition and is being recognized as share-based compensation expense, net of estimated forfeitures, over the two year vesting period. The RSAs were not included as part of the consideration transferred for purposes of the purchase price allocation.

Purchase Price Allocation

The excess of the purchase price paid over the fair value of Webs' net assets is recorded as goodwill, which is primarily attributable to revenue synergies expected from cross-selling opportunities and the value of the workforce of Webs. Goodwill is not expected to be deductible for tax purposes, and has been attributed to our North America operating segment. The purchase price was allocated as follows:

	Amount	Weighted Average Useful Life in Years
Total assets acquired (1)	$ 7,047	n/a
Total liabilities assumed (2)	(8,362)	n/a
Identifiable intangible assets:		
Trade name	300	2
Developed technology	3,000	4
Customer network	4,600	7
Patents (3)	1,175	—
Goodwill (4)	93,498	n/a
Total purchase price	$ 101,258	

(1) Includes cash and cash equivalents acquired of $1,412 and deferred tax assets of $4,608, primarily for net operating loss carryforwards as of the acquisition date, which was offset with goodwill.

(2) Include deferred tax liabilities of $3,669 primarily composed of the difference between the book value and tax basis of intangible assets acquired.

(3) These patents were classified as held-for-sale as of the acquisition date. The patents were sold during the year ended June 30, 2012 at the value included in the purchase price allocation, net of costs to sell.

(4) Goodwill adjusted during fiscal 2013 due to an immaterial error in the identification of net assets acquired of $679.

Pro Forma Financial Information

The acquired companies have been included in our consolidated financial statements starting on their respective acquisition dates. The following unaudited pro forma financial information presents our results as if these acquisitions had occurred on July 1, 2010. The unaudited pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented:

	For the Year Ended	
	June 30, 2012	June 30, 2011
Pro forma revenue	$ 1,052,196	$ 867,998
Pro forma income from operations	$ 55,126	$ 73,486

These amounts have been calculated after applying our accounting policies and adjusting the results of Albumprinter and Webs assuming the fair value adjustments to intangible assets and deferred revenue had been applied on July 1, 2010. These amounts also assume the Webs RSAs were granted on July 1, 2010.

Identifiable Intangible Assets

We used the income approach to value the trade names, customer relationships and customer network and a replacement cost approach to value developed technology. The income approach calculates fair value by discounting the after-tax cash flows back to a present value. The baseline data for this analysis was the cash flow estimates used to price the transaction. Cash flows were forecasted for each intangible asset then discounted based on an appropriate discount rate.

In estimating the useful life of the acquired assets, we reviewed the expected use of the assets acquired, factors that may limit the useful life of an acquired asset or may enable the extension of the useful life of an acquired asset without substantial cost, the effects of obsolescence, demand, competition and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. We amortize acquired intangible assets over their economic useful lives using either a method that is based on estimated future cash flows or a straight-line basis over the periods benefited.

8. Goodwill and Acquired Intangible Assets

Goodwill

The carrying amount of goodwill by segment as of June 30, 2012 and June 30, 2013 is as follows:

	North America	Europe	Most of World	Total
Balance as of June 30, 2011	$ 2,292	$ 1,668	$ 208	$ 4,168
Acquisitions	94,177	47,391	—	141,568
Effect of currency translation adjustments (1)	—	(5,307)	—	(5,307)
Balance as of June 30, 2012	96,469	43,752	208	140,429
Effect of currency translation adjustments (1)	—	1,143	—	1,143
Adjustments	(679)	—	—	(679)
Balance as of June 30, 2013	$ 95,790	$ 44,895	$ 208	$ 140,893

(1) Relates to goodwill attributable to the Albumprinter acquisition as amounts are denominated in Euro.

Acquired Intangible Assets

	June 30, 2013			June 30, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade Name	$ 9,407	$ (2,393)	$ 7,014	$ 9,166	$ (921)	$ 8,245
Developed Technology	14,103	(8,267)	5,836	13,880	(4,232)	9,648
Customer Relationships	20,816	(6,938)	13,878	20,265	(2,153)	18,112
Customer Network	4,600	(991)	3,609	4,600	(334)	4,266
Total Intangible Assets	$ 48,926	$ (18,589)	$ 30,337	$ 47,911	$ (7,640)	$ 40,271

Acquired intangible assets amortization expense for the years ended June 30, 2013, 2012 and 2011 was $10,778, $6,172, and $446, respectively. Estimated intangible assets amortization expense for each of the five succeeding fiscal years is as follows:

2014	$ 8,801
2015	6,640
2016	4,474
2017	3,682
2018	3,682
	$ 27,279

9. Accrued Expenses

Accrued expenses included the following:

	June 30, 2013	June 30, 2012
Compensation costs (1)	$ 43,879	$ 32,513
Advertising costs	24,824	21,355
Income and indirect taxes	12,463	12,402
Shipping costs	4,632	4,614
Purchases of property, plant and equipment (2)	1,582	6,952
Professional costs	2,470	2,277
Other	13,488	18,289
Total accrued expenses	$ 103,338	$ 98,402

(1) The increase in accrued compensation costs is principally as result of our expansion in headcount and the associated increase in salary, bonus and benefit related costs.

(2) The decrease in accrued purchases of property, plant and equipment is due to the completion of our expansion efforts in several of our locations, most notably Montego Bay, Jamaica and Venlo, the Netherlands.

10. Debt

On February 8, 2013, we entered into an amended and restated agreement, which we refer to as the restated credit agreement, with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as administrative agent, which modifies the senior credit agreement dated as of October 21, 2011. During the quarter ended June 30, 2013, we increased the loan commitments for revolving loans maturing on February 8, 2018 by adding new lenders and eliminating loan commitments for revolving loans maturing October 21, 2016, which resulted in no impact to the overall size or terms of the credit agreement, but ensured all commitments have an ultimate maturity of February 8, 2018. The restated credit agreement, as amended, consists of a secured credit facility to lend us an aggregate of $498,750 as follows:

- Revolving loans of $400,000 with a maturity date of February 8, 2018; and
- A term loan of $98,750 amortizing over the loan period, with a final maturity date of February 8, 2018.

Up to $50,000 in borrowings may be made in Euro, Swiss Francs and such other non-United States Dollar currencies as permitted by our lenders. The restated credit agreement also contains letter of credit and swingline loan sublimits of $25,000 each. We have the option, so long as no default or event of default has occurred and is continuing, to increase the loan commitments under the restated credit agreement. As of June 30, 2013, we may increase the loan commitments by up to $165,000 by adding new commitments or increasing the commitment of willing lenders. As of June 30, 2013 and June 30, 2012, our debt outstanding was $238,750 and $229,000, respectively.

Under the terms of the Restated Credit Agreement, borrowings bear interest at a variable rate of interest based on LIBOR plus 1.50% to 2.00% depending on our leverage ratio, which is the ratio of our consolidated total indebtedness to our consolidated earnings before interest, taxes, depreciation and amortization (EBITDA). As of June 30, 2013, the weighted-average interest rate on outstanding borrowings was 2.00%. We must also pay a commitment fee on unused balances of 0.225% to 0.350% depending on our leverage ratio. We have pledged the assets and/or share capital of several of our subsidiaries as collateral for our outstanding debt as of June 30, 2013.

The restated credit agreement contains financial and other covenants, including but not limited to (1) limitations on our incurrence of additional indebtedness and liens, the consummation of certain fundamental organizational changes or intercompany activities, investments and restricted payments including the purchases of our ordinary shares or payments of dividends, and the amount of consolidated capital expenditures that we may make in each of our fiscal years ending June 30, 2013 through 2018, and (2) financial covenants calculated on a trailing twelve month, or TTM, basis that:

- our consolidated leverage ratio, which is the ratio of our consolidated indebtedness (*) to our TTM consolidated EBITDA (*), will not exceed (i) 3.5 during the period from December 31, 2012 through December 31, 2013; (ii) 3.25 during the period from March 31, 2014 through December 31, 2014; and (iii) 3.0 after March 31, 2015; and
- our interest coverage ratio, which is the ratio of our consolidated EBITDA to our consolidated interest expense, will be at least 3.0.

As of June 30, 2013, we were in compliance with all financial covenants under the credit agreement. The restated agreement also contains customary representations, warranties and events of default.

(*) The definitions of EBITDA and consolidated indebtedness are maintained in the restated credit agreement included as an exhibit to Form 8-K filed on February 13, 2013.

11. Shareholders' Equity

Share purchases

During the years ended June 30, 2013 and 2012, we purchased our ordinary shares for a cost of $64,351 and $309,701, respectively. On February 13, 2013, we announced that our Supervisory Board authorized the purchase of up to 6,800,000 of our ordinary shares, of which 6,152,275 shares remain available for purchase under this program.

For RSUs that vest, we withhold shares from certain transactions with a value equivalent to the minimum statutory tax withholding obligation and remit a cash payment equal to those obligations to the appropriate taxing authorities. Total payments for the employees' tax obligations to the taxing authorities were $3,556, $4,149, and $5,653 in fiscal 2013, 2012, and 2011, respectively, and are reflected as a financing activity within the consolidated statements of cash flows. These withholdings have the effect of share purchases by us as they reduce the number of shares that would have otherwise been issued as a result of the vesting.

Share-based awards

The 2011 Equity Incentive Plan (the "2011 Plan") became effective upon shareholder approval on June 30, 2011 and allows us to grant share options, share appreciation rights, restricted shares, restricted share units and other awards based on our ordinary shares to our employees, officers, non-employee directors, consultants and advisors. Among other terms, the 2011 Plan requires that the exercise price of any share option or share appreciation right granted under the 2011 Plan be at least 100% of the fair market value of the ordinary shares on the date of grant; limits the term of any share option or share appreciation right to a maximum period of 10 years; provides that shares underlying outstanding awards under the Amended and Restated 2005 Equity Incentive Plan that are canceled, forfeited, expired or otherwise terminated without having been issued in full will become available for the grant of new awards under the 2011 Plan; and prohibits the repricing of any share options or share appreciation rights without shareholder approval. In addition, the 2011 Plan provides that the number of ordinary shares available for issuance under the plan will be reduced by (i) 1.56 ordinary shares for each share subject to a restricted share or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the ordinary shares on the date of grant and (ii) one ordinary share for each share subject to any other award under the 2011 Plan.

Our 2005 Non-Employee Directors' Share Option Plan provides for non-employee directors to receive share option grants upon initial appointment as a director and annually thereafter in connection with our annual general meeting of shareholders if they are continuing to serve as a director at such time.

We also have three additional plans with options, RSUs, and RSAs outstanding from which we will not grant any additional awards. An aggregate of 2,905,755 ordinary shares are available for future awards under all of our share-based award plans as of June 30, 2013. A combination of new shares and treasury shares has historically been used in fulfillment of option exercises and RSU award vests.

Share options

We grant options to purchase ordinary shares at prices that are at least equal to the fair market value of the shares on the date the option is granted and have a contractual term of approximately eight to ten years. Options generally vest quarterly over 3 years for non-employee directors and 25% after one year and quarterly for 12 quarters thereafter for employees. During the year ended June 30, 2013 and 2012, we granted options to purchase an aggregate of 416,190 and 1,567,330, ordinary shares, respectively, to certain executives which will vest over approximately 7 years. As of June 30, 2013, options to purchase 1,224,462 of those shares are subject to market conditions and will result in $15,191 of future compensation expense, excluding forfeitures, to be recognized on an accelerated basis through fiscal 2019.

The fair value of each option award subject only to service period vesting is estimated on the date of grant using the Black-Scholes option pricing model and is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures based on historical experience. Use of a valuation model requires management to make certain assumptions with respect to inputs. The expected volatility assumption is based upon historical volatility of our share price. The expected term assumption is based on the contractual and vesting term of the option and historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve with a maturity equal to the expected life assumed at the grant date. We value share options with a market condition using a lattice model with compensation expense recorded on an accelerated basis over the requisite service period.

Weighted-average values used for option grants in fiscal 2013, 2012 and 2011 were as follows:

	Year Ended June 30,		
	2013	2012	2011
Risk-free interest rate	0.81%	1.04%	1.79%
Expected dividend yield	—%	—%	—%
Expected term (years)	6.0	6.0	5.0
Expected volatility	58%	58%	57%
Weighted average fair value of options granted	$ 17.23	$ 17.78	$ 24.47

A summary of our share option activity and related information for the year ended June 30, 2013 is as follows:

	Shares Pursuant to Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at the beginning of the period	4,275,039	$ 34.02	5.8	
Granted	449,248	48.88		
Exercised	(280,970)	17.10		
Forfeited/cancelled	(64,110)	45.62		
Outstanding at the end of the period	4,379,207	$ 36.46	5.1	$ 58,489
Vested or expected to vest at the end of the period	4,154,412	$ 35.73	5.1	$ 58,458
Exercisable at the end of the period	2,368,807	$ 25.16	3.6	$ 57,824

The intrinsic value in the table above represents the total pre-tax amount, net of exercise price, which would have been received if all option holders exercised in-the-money options on June 30, 2013. The total intrinsic value of options exercised during the fiscal years ended June 30, 2013, 2012 and 2011 was $6,648, $1,900, and $8,319, respectively.

Restricted share units

The fair value of RSU grants is equal to the fair market value of our ordinary shares on the date of grant and is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures based on historical experience. RSUs generally vest quarterly for three years for non-employee directors and 25% after one year and quarterly for 12 quarters thereafter for employees. For awards with a performance condition, we recognize compensation cost on an accelerated basis over the requisite service period when achievement of the performance condition is deemed probable. As of June 30, 2013, we had 270,000 RSUs outstanding that vest based on the achievement of various performance targets through fiscal 2022. The performance criteria for 180,000 of these awards are currently deemed not probable of achievement. Future changes in our probability conclusions could result in volatility of our share-based compensation expense as the awards have a maximum compensation of $7,169.

A summary of our unvested RSU activity and related information for the fiscal year ended June 30, 2013 is as follows:

	RSUs	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested at the beginning of the period	1,099,390	$ 39.52	
Granted	436,781	39.72	
Vested and distributed	(339,554)	39.39	
Forfeited	(89,122)	41.30	
Unvested at the end of the period	1,107,495	$ 39.49	$ 54,677

The weighted average fair value of RSUs granted during the fiscal years ended June 30, 2013, 2012 and 2011 was $39.72, $36.53, and $41.77, respectively. The total intrinsic value of RSUs vested during the fiscal years ended June 30, 2013, 2012 and 2011 was $12,397, $14,047, and $19,277, respectively.

Restricted share awards

In conjunction with the December 2011 acquisition of Webs, we granted RSAs to the founding shareholders of Webs that vested 50% on December 28, 2012 and will vest 50% on December 28, 2013, subject to continued employment on the vesting date with possible accelerated vesting or forfeiture under certain circumstances. The fair value of the RSAs of $15,843 was determined based on our share price on the date of acquisition and is being recognized as share-based compensation expense over the two year vesting period.

A summary of our unvested RSA activity and related information for the fiscal year ended June 30, 2013 is as follows:

	RSAs	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested at the beginning of the period	506,343	$ 31.29	
Granted	—	—	
Vested and distributed	(253,172)	31.29	
Forfeited	—	—	
Unvested at the end of the period	253,171	$ 31.29	$ 12,499

Share-based compensation

Total share-based compensation costs were $32,928, $25,413 and $21,677 for the years ended June 30, 2013, 2012 and 2011, respectively. Share-based compensation costs capitalized as part of software and website development costs were $130, $101 and $347 for the years ended June 30, 2013, 2012 and 2011, respectively.

As of June 30, 2013, there was $57,655 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements, net of estimated forfeitures. This cost is expected to be recognized over a weighted average period of 3.1 years.

12. Employees' Savings Plan

We maintain certain government mandated and defined contribution plans throughout the world. The most significant is our defined contribution retirement plan in the U.S. (the "Plan") that complies with Section 401(k) of the

Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the Plan. Under the provisions of the Plan, employees may voluntarily contribute up to 80% of eligible compensation, subject to IRS limitations. We match 50% of each participant's voluntary contributions, subject to a maximum company contribution of 3% of the participant's eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over 4 years.

We expensed $8,576, $6,325 and $4,515 for our government mandated and defined contribution plans in the years ended June 30, 2013, 2012 and 2011, respectively. Our expenses from these plans have increased during the year ended June 30, 2013 due to increased headcount, as well as the full year impact of our business acquisitions during the prior period.

13. Income Taxes

The following is a summary of our income before taxes by geography:

	Year Ended June 30,		
	2013	2012	2011
U.S.	$ 8,730	$ 10,851	$ 13,247
Non-U.S.	32,002	44,994	77,875
Total	$ 40,732	$ 55,845	$ 91,122

The components of the provision (benefit) for income taxes are as follows:

	Year Ended June 30,		
	2013	2012	2011
Current:			
U.S. Federal	$ 7,120	$ 9,053	$ 3,025
U.S. State	1,458	2,525	1,521
Non-U.S.	3,477	4,559	2,894
Total current	12,055	16,137	7,440
Deferred:			
U.S. Federal	(274)	(2,151)	628
U.S. State	(163)	(625)	18
Non-U.S.	(2,231)	(1,510)	927
Total deferred	(2,668)	(4,286)	1,573
Total	$ 9,387	$ 11,851	$ 9,013

The following is a reconciliation of the standard U.S. statutory tax rate and our effective tax rate:

	Year Ended June 30,		
	2013	2012	2011
U.S. federal statutory income tax rate	35.0 %	35.0 %	34.0 %
State taxes, net of federal effect	2.1 %	2.2 %	1.1 %
Tax rate differential on non-U.S. earnings	(23.8)%	(21.3)%	(25.1)%
Compensation related items	5.7 %	5.2 %	0.2 %
Increase in valuation allowance	5.0 %	1.6 %	0.8 %
Tax benefit from Canadian tax currency election	(4.7)%	— %	— %
Tax on IP transfer	3.7 %	1.6 %	— %
Other	— %	(3.1)%	(1.1)%
Effective income tax rate	23.0 %	21.2 %	9.9 %

Significant components of our deferred income tax assets and liabilities consist of the following at June 30, 2013 and 2012:

	Year Ended June 30,	
	2013	2012
Deferred tax assets:		
Net operating loss carryforwards	$ 6,905	$ 6,129
Depreciation and amortization	485	1,281
Accrued expenses	2,587	1,853
Share-based compensation	11,897	8,450
Corporate minimum tax credit carryforwards	638	854
R&D credit carryforwards	—	697
Subtotal	22,512	19,264
Valuation allowance	(4,032)	(2,505)
Total deferred tax assets	18,480	16,759
Deferred tax liabilities:		
Depreciation and amortization	(10,965)	(13,709)
IP installment obligation	(19,750)	(22,405)
Other	(248)	—
Total deferred tax liabilities	(30,963)	(36,114)
Net deferred tax liabilities	$ (12,483)	$ (19,355)

The current portion of the net deferred taxes at June 30, 2013 and 2012 consisted of an asset of $648 and $344, respectively, included in prepaid expenses and other current assets and a liability of $1,466 and $1,668, respectively, which is included in current liabilities in the accompanying consolidated balance sheet.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded against the $11,897 deferred tax asset associated with share-based compensation charges at June 30, 2013. However, in the future, if the underlying awards expire, are released or exercised with an intrinsic value less than the fair value of the awards on the date of grant, some or all of the benefit may not be realizable. The increase in the valuation allowance from the prior year relates to current year losses incurred in certain jurisdictions for which management has determined that it is more likely than not that these losses will not be utilized in the foreseeable future. Based on the weight of available evidence at June 30, 2013, management believes that it is more likely than not that all other net deferred tax assets will be realized in the foreseeable future. We will continue to assess the realization of the deferred tax assets based on operating results.

As of June 30, 2013, we had U.S. federal and state net operating loss and capital loss carryforwards of approximately $1,203 that expire on various dates up to and through the year 2033. We had non-U.S. net operating loss carryforwards of approximately $26,465 that expire on various dates up to and through 2030. The benefits of these carryforwards are dependent upon the generation of taxable income in the jurisdictions where they arose.

On January 2, 2012, one of our subsidiaries purchased Webs' global sales and distribution rights, customer lists, marketing intangibles, web-based technologies, software tools, and related technical data and know-how (collectively "Webs Intellectual Property") in order to align the Webs business with our global operations. The transfer of assets occurred between two wholly owned legal entities within the Vistaprint group that are based in different tax jurisdictions, creating a taxable gain reportable in the transferor entity's jurisdiction. The gain is recognized for income tax purposes only and not in our financial statements. As the gain was the result of an intra-entity transaction, it was eliminated in consolidation for purposes of our consolidated financial statements.

In accordance with GAAP, no gain or immediate tax impact should be recognized in the consolidated financial statements as a result of an intra-entity asset transfer. We recognize tax expense specifically associated with an intra-entity transfer of intangible property over a period equal to the expected economic lives of the underlying assets transferred. In the transfer of Webs' Intellectual Property, the weighted average amortization period of 13 years was determined based on the estimated economic lives of the intellectual property transferred.

We elected to fund the transfer of Webs Intellectual Property using an installment obligation payable over a 7.5 year period. The decision to structure the transaction with an installment obligation was driven by financing and cash flow considerations, and the terms of the installment obligation were determined on an appropriate arm's-length basis. In compliance with local tax laws in the applicable jurisdictions, the tax liability associated with this transfer qualified for installment treatment and, thus, the cash tax liability will be payable over the term of the underlying installment obligation. Accordingly, the Company recorded a deferred tax liability for the entire tax liability owed but not yet paid as of the date of the transaction with a corresponding asset in "Other Assets" to reflect the deferred tax charge to be recognized over the expected remaining lives of the underlying assets as described above.

As of June 30, 2013, undistributed earnings of our subsidiaries of $120,387 are considered to be indefinitely reinvested. If, in the future, we decide to repatriate undistributed earnings from certain of these subsidiaries in the form of dividends or otherwise, we could be subject to withholding taxes payable at that time. Determination of the amount of withholding taxes that would be payable is not practicable due to the complexities associated with this hypothetical calculation.

A reconciliation of the gross beginning and ending amount of unrecognized tax benefits is as follows:

Balance at June 30, 2011	$	2,496
Additions based on tax positions related to the current tax year		4,148
Additions based on tax positions related to prior tax years		(27)
Reductions due to audit settlements		(297)
Balance at June 30, 2012	$	6,320
Additions based on tax positions related to the current tax year		250
Reductions based on tax positions related to prior tax years		(234)
Reductions due to audit settlements		(654)
Balance at June 30, 2013	$	5,682

For the years ended June 30, 2013 and 2012, the amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $2,398 and $2,766, respectively. We recognize interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. The accrued interest and penalties recognized as of June 30, 2013 and 2012 were $241 and $320, respectively.

It is reasonably possible that a further change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of one or more audits. However, an estimated range of the impact on the unrecognized tax benefits cannot be quantified at this time. We believe we have appropriately provided for all tax uncertainties.

We conduct business in a number of tax jurisdictions and, as such, are required to file income tax returns in multiple jurisdictions globally. The years 2007 through 2012 remain open for examination by the Internal Revenue Service and the years 2005 through 2012 remain open for examination in the U.S. states and the various non-US tax jurisdictions in which we file tax returns.

Vistaprint Limited (domiciled in Bermuda) is currently under income tax audit by the United States Internal Revenue Service ("IRS"). On August 16, 2012, we received a Revenue Agent's Report ("RAR") from the IRS . proposing tax assessments for the 2007 to 2009 tax years. The issue in dispute is the imposition of U.S. federal income tax on effectively connected income associated with the IRS' assertion that Vistaprint Limited has a U.S. Trade or Business. On September 17, 2012, we submitted to the IRS Examination team a written protest stating our formal disagreement with the facts and technical conclusions presented in the RAR and requesting the case to be heard by the IRS Office of Appeals. On August 8, 2013 the case was officially transferred to the IRS Office of Appeals. We anticipate our hearing in Appeals to commence sometime during fiscal year 2014. Based on the technical merits of this matter, we believe that our tax positions will be sustained. We plan to pursue all administrative and, if necessary, judicial remedies with respect to this matter.

In March 2013, Vistaprint USA, Incorporated and the IRS signed an RAR which effectively concluded the audit for tax years 2007 to 2010. We have included the impact of all RAR adjustments in our financial statements, accordingly, which did not have a material impact to our net income. The audit of the income tax return for the tax year 2011 continues to progress in the field examination stage.

One of our Canadian subsidiaries, Vistaprint North American Services Corp., is currently under income tax examination in Canada for tax years 2005 and 2006. In December 2012, we received Notices of Re-assessment for the tax year 2006, adjusting the transfer price for the contract printing services provided to Vistaprint Limited. In February 2013, we filed Notices of Objection to formally request a hearing before Canadian Appeals. We anticipate our hearing in Appeals to commence sometime during fiscal year 2014. Based on the technical merits of this matter, we believe that our tax position will be sustained. We plan to pursue all administrative and, if necessary, judicial remedies with respect to this matter.

Vistaprint USA, Incorporated and Vistaprint Limited are both currently under income tax audit by the Massachusetts Department of Revenue ("DOR"). The tax years under examination are 2006 to 2008 and 2005 to 2011, respectively. In June 2013, Vistaprint USA, Incorporated received Notices of Assessment from the DOR containing proposed adjustments to taxable income for the years 2006 to 2008. The issue in dispute is whether there was appropriate value received with respect to intangible property rights owned by Vistaprint USA Incorporated and licensed to Vistaprint Limited during these years. On August 5, 2013, we submitted a written protest stating our formal disagreement with the technical analysis and conclusion by the DOR and requesting our case be heard by the Office of Appeals. We anticipate our hearing in Appeals to commence sometime during fiscal year 2014. Based on the technical merits of this matter, we believe no adjustments are warranted and that our tax positions will be sustained. We plan to pursue all administrative and, if necessary, judicial remedies with respect to this matter.

We believe that our income tax reserves associated with these matters are adequate as the positions reported on our tax returns will be sustained on their technical merits. However, final resolution is uncertain and there is a possibility that the final resolution could have a material impact on our financial condition, results of operations or cash flows.

14. Investment in Equity Interests

On July 10, 2012, we acquired an equity interest in Namex Limited and its related companies ("Namex") for $12,653 in cash and $500 to be paid on an installment basis through December 31, 2016. Namex includes an established Chinese printing business, and the investment provides us with access to this new market and an opportunity to participate in longer-term growth in China. Our proportionate ownership share as of June 30, 2013 is 34.5%, with additional call options to increase ownership incrementally over the coming eight years, and we are contractually committed to invest approximately $5,000 on or before October 1, 2013 which will result in a maximum ownership share of approximately 45%.

This investment is accounted for using the equity method. We record in net income a proportionate share of the earnings or losses of Namex, as well as related amortization, with a corresponding increase or decrease in the carrying value of the investment. For the year ended June 30, 2013, we recorded a loss of $1,910, attributable to Namex in our consolidated statement of operations. As of June 30, 2013, the carrying value of our Namex investment, inclusive of our share of net tangible assets, identifiable intangible assets and goodwill was $11,248 in our consolidated balance sheet. As of June 30, 2013, we have a contractual loan arrangement with the majority shareholder of Namex, resulting in a loan receivable of $512 that is due with 6.5% per annum interest on or before December 31, 2016.

We have determined that the level of equity investment at risk is not sufficient for the entity to finance its activities without additional financial support and as a result, Namex represents a variable interest entity. However, through consideration of the most significant activities of the entity in conjunction with the collective shareholders' rights of Namex, we have concluded that we do not have the power to direct the activities that most significantly impact the entity's economic performance, and therefore we do not qualify as the primary beneficiary. We have a future contractual funding commitment to Namex of $5,000, but our exposure to loss is limited to our contributed capital, the additional funding obligation, and the standard risks of proportionate equity ownership associated with the entity's operating performance.

We do not have any other material commercial arrangements with Namex as of June 30, 2013.

15. Segment Information

Effective July 1, 2012, we changed our internal reporting structure to reorganize primarily on a functional basis in order to best support our long-term growth strategy. This reorganization has resulted in revised allocations of costs within our reportable segments. The information is reported internally to our Chief Executive Officer, who constitutes our Chief Operating Decision Maker ("CODM") for purposes of making decisions about how to allocate resources and assess performance. Beginning the quarter ended September 30, 2012, the CODM reviews revenue and the revised income or loss from operations based on three geographic operating segments: North America, Europe, and Most of World, which includes our historical Asia Pacific business and global emerging markets. Historic results included in this report have been reclassified where applicable to conform to this new operating segment structure.

Consistent with our historical reporting, the costs associated with shared central functions are not allocated to the reporting segments and instead are reported and disclosed under the caption "Corporate and global functions," which includes expenses related to corporate support functions, software and manufacturing engineering, and the global component of our IT operations and customer service, sales and design support. As a result of our July 1, 2012 reorganization, the cost of our North America and Europe legal, human resource, and facilities management functions were reclassified to "Corporate and global functions," whereas, the cost of these same functions outside North America and Europe remains in our Most of World segment. We do not allocate non-operating income to our segment results. There are no internal revenue transactions between our reporting segments and all intersegment transfers are recorded at cost for presentation to the CODM, for example, products manufactured by our Venlo, the Netherlands facility for the Most of World segment; therefore, there is no intercompany profit or loss recognized on these transactions. At this time, we do not fully allocate support costs across operating segments or corporate and global functions, which may limit the comparability of income from operations by segment. Our balance sheet information is not presented to the CODM on an allocated basis and therefore we do not present asset information by segment.

Revenue by segment and geography is based on the country-specific website through which the customer's order was transacted. The following tables set forth revenue and income from operations by operating segment.

	Year Ended June 30,		
	2013	2012	2011
Revenue:			
North America	$ 644,326	$ 543,860	$ 452,770
Europe	452,202	415,213	321,716
Most of World	70,950	61,196	42,523
Total revenue	$ 1,167,478	$ 1,020,269	$ 817,009

	Year Ended June 30,		
	2013	2012	2011
Income (loss) from operations:			
North America	$ 204,632	$ 165,803	$ 149,010
Europe	102,196	99,059	99,969
Most of World	(8,441)	1,728	6,420
Corporate and global functions	(252,263)	(211,416)	(162,319)
Total income from operations	$ 46,124	$ 55,174	$ 93,080

Enterprise Wide Disclosures:

The following tables set forth revenues by geographic area and groups of similar products and services:

	Year Ended June 30,		
	2013	2012	2011
United States	$ 606,246	$ 515,584	$ 430,354
Non-United States (1)	561,232	504,685	386,655
Total revenue	$ 1,167,478	$ 1,020,269	$ 817,009

	Year Ended June 30,		
	2013	2012	2011
Physical printed products and other (2)	$ 1,084,698	$ 951,097	$ 769,737
Digital products/services	82,780	69,172	47,272
Total revenue	$ 1,167,478	$ 1,020,269	$ 817,009

(1) Our non-United States revenue includes the Netherlands, our country of domicile. Revenue earned in any individual country was not greater than 10% of consolidated revenue for the years presented.

(2) Other revenue includes miscellaneous items which account for less than 1% of revenue.

The following tables set forth long-lived assets by geographic area:

	June 30, 2013	June 30, 2012
Long-lived assets (3):		
Netherlands	$ 124,094	$ 109,498
Canada	90,807	98,071
Australia	36,774	42,928
United States	35,943	34,673
Jamaica	26,730	22,614
Bermuda	20,430	17,933
Switzerland	4,522	5,112
India	4,429	1,206
Other	4,885	4,040
Total	$ 348,614	$ 336,075

(3) Excludes goodwill of $140,893 and $140,429 and deferred tax assets of $581 and $327 as of June 30, 2013 and 2012, respectively, as well as the investment in equity interests of $11,248 as of June 30, 2013.

16. Commitments and Contingencies

Operating Lease Commitments

We are committed under operating leases for our facilities that expire on various dates through 2024. Total lease expense for the years ended June 30, 2013, 2012 and 2011 was $11,720, $10,083 and $8,221, respectively.

Future minimum payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2013:

2014	$ 12,708
2015	11,239
2016	10,584
2017	8,863
2018	2,390
Thereafter	7,218
Total	$ 53,002

The terms of certain lease agreements require security deposits in the form of bank guarantees and a letter of credit in the amount of $1,757 and $2,144, respectively. In addition, we provided a customary indemnification to the lessor for certain claims that may arise under the lease for which we have not recorded a liability as we have determined that the associated fair value is not material. We carry insurance policies that we believe would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision. In July 2013, we executed a lease for an eleven year term to move our Lexington, Massachusetts operations to a new facility in Waltham, Massachusetts, commencing in the second half of calendar 2015. The table above includes the lease payments associated with our current lease but no future lease payments associated with the new facility as the lease was not effective as of June 30, 2013.

Purchase Obligations

At June 30, 2013, we had unrecorded commitments under contract of $39,569, which were principally composed of inventory purchase commitments of approximately $13,304, production and computer equipment purchases of approximately $11,180, various facility expansion and improvement projects of $5,130, and other unrecorded purchase commitments of $9,955.

Other Obligations

We have an outstanding installment obligation of $19,750 related to the fiscal 2012 intra-entity transfer of Webs' Intellectual Property, which results in tax being paid over a 7.5 year term and has been classified as a deferred tax liability in our consolidated balance sheet as of June 30, 2013. In addition, we have a $5,000 funding obligation associated with our investment in Namex payable on or before October 1, 2013.

Legal Proceedings

We are not currently party to any material legal proceedings. Although we cannot predict with certainty the results of litigation and claims to which we may be subject from time to time, we do not expect the resolution of any of our current matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. In all cases, at each reporting period, we evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. We expense the costs relating to our legal proceedings as those costs are incurred.

17. Quarterly Financial Data (unaudited)

Year Ended June 30, 2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 251,416	$ 348,312	$ 287,684	$ 280,066
Cost of revenue	88,027	114,150	99,107	99,009
Net income (loss)	(1,696)	22,960	5,866	2,305
Net income (loss) per share:				
Basic	$ (0.05)	$ 0.69	$ 0.18	$ 0.07
Diluted	$ (0.05)	$ 0.66	$ 0.17	$ 0.07

Year Ended June 30, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 212,360	$ 299,862	$ 257,634	$ 250,413
Cost of revenue	78,064	99,661	88,808	88,672
Net income	8,172	31,697	274	3,851
Net income per share:				
Basic	$ 0.20	$ 0.84	$ 0.01	$ 0.11
Diluted	$ 0.19	$ 0.82	$ 0.01	$ 0.10

Basic and diluted net income (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted net income per share.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2013. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2013, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

During the twelve months ended June 30, 2013, we implemented a process and internal controls related to accounting for derivative instruments including documentation, initial and ongoing hedge effectiveness testing, and the valuation of our outstanding derivative instruments. We have determined that the activity during the period relating to these control assessments was not material.

There were no other changes in our internal control over financial reporting during the fiscal quarter ended June 30, 2013 that materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's supervisory board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, our management used the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on our assessment, management concluded that, as of June 30, 2013, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on internal control over financial reporting. This report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited Vistaprint N.V.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vistaprint N.V.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vistaprint N.V. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vistaprint N.V. as of June 30, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2013 of Vistaprint N.V. and our report dated August 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 15, 2013

Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2013, we implemented a process and internal controls related to accounting for derivative instruments including hedge documentation, initial and ongoing hedge effectiveness testing, and the valuation of our outstanding derivative instruments. We have determined that the activity during the period relating to these control assessments was not material.

There were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended June 30, 2013 that materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to the information in the sections captioned "Information about our Supervisory Directors and Executive Officers," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2013 Annual General Meeting of Shareholders, which we refer to as our 2013 Proxy Statement.

We have adopted a written code of business conduct and ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer, and is available on our website at www.vistaprint.com. We did not waive any provisions of this code during the fiscal year ended June 30, 2013. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive, financial or accounting officers, or persons performing similar functions, we will post information about such amendment or waiver on our website at www.vistaprint.com.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information contained in the sections of our 2013 Proxy Statement captioned "Executive Compensation," "Compensation of Supervisory Board Members" and "Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the information contained in the sections of our 2013 Proxy Statement captioned "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the information contained in the sections of our 2013 Proxy Statement captioned "Certain Relationships and Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the information contained in the section of our 2013 Proxy Statement captioned "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page 48 of this Annual Report on Form 10-K.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 15, 2013

Vistaprint N.V.

By: /s/ Robert S. Keane

Robert S. Keane

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert S. Keane **Robert S. Keane**	President and Chief Executive Officer (Principal executive officer)	August 15, 2013
/s/ Ernst J. Teunissen **Ernst J. Teunissen**	Executive Vice President and Chief Financial Officer (Principal financial officer)	August 15, 2013
/s/ Michael C. Greiner **Michael C. Greiner**	Senior Vice President and Chief Accounting Officer (Principal accounting officer)	August 15, 2013
Paolo De Cesare	Member, Supervisory Board	
/s/ John J. Gavin Jr. **John J. Gavin Jr.**	Member, Supervisory Board	August 15, 2013
/s/ Peter Gyenes **Peter Gyenes**	Member, Supervisory Board	August 15, 2013
/s/ Eric C. Olsen **Eric C. Olsen**	Member, Supervisory Board	August 15, 2013
/s/ George Overholser **George Overholser**	Member, Supervisory Board	August 15, 2013
/s/ Louis R. Page **Louis R. Page**	Member, Supervisory Board	August 15, 2013
/s/ Richard T. Riley **Richard T. Riley**	Chairman, Supervisory Board	August 15, 2013
/s/ Mark T. Thomas **Mark T. Thomas**	Member, Supervisory Board	August 15, 2013

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Association of Vistaprint N.V., as amended, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.1*	Amended and Restated 2000-2002 Share Incentive Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.2*	Form of Nonqualified Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.3*	Form of Incentive Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.4*	2005 Non-Employee Directors' Share Option Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.5*	Form of Nonqualified Share Option Agreement under our 2005 Non-Employee Directors' Share Option Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.6*	Amended and Restated 2005 Equity Incentive Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.7*	Form of Nonqualified Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.8*	Form of Incentive Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.9*	Form of Restricted Share Unit Agreement for employees and executives under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.10*	Form of Restricted Share Unit Agreement for Supervisory Board members under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.11*	2011 Equity Incentive Plan is incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 8, 2011
10.12*	Form of Nonqualified Share Option Agreement under our 2011 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.13*	Form of Restricted Share Unit Agreement for employees and executives under our 2011 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.14*	Form of Restricted Share Unit Agreement for Supervisory Board members under our 2011 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011
10.15*	2011 Inducement Share Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 29, 2011
10.16*	Form of Restricted Share Award Agreement under 2011 Inducement Share Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 29, 2011
10.17*	Performance Incentive Plan for Covered Employees is incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on October 23, 2009
10.18*	Form of Annual Award Agreement for fiscal year 2012 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2011
10.19*	Form of Four-Year Award Agreement for fiscal years 2010-2013 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended December 31, 2010
10.20*	Form of Four-Year Award Agreement for fiscal years 2011-2014 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2010
10.21*	Form of Four-Year Award Agreement for fiscal years 2012-2015 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2011
10.22*	Form of Indemnification Agreement between Vistaprint N.V. and each of our executive officers and members of our Supervisory Board and Management Board is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.23*	Amended and Restated Executive Retention Agreement between Vistaprint N.V. and Robert S. Keane dated as of October 23, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.24*	Executive Retention Agreement between Vistaprint N.V. and Ernst Teunissen dated as of March 1, 2011 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2011

10.25*	Form of Executive Retention Agreement between Vistaprint N.V. and each of Katryn Blake, Hauke Hansen and Donald Nelson is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.26*	Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane effective September 1, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010
10.27*	Amendment No. 1 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated June 14, 2010 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010
10.28*	Amendment No. 2 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated September 28, 2011 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.29*	Amendment No. 3 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated July 25, 2012 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2012
10.30*	Memorandum clarifying relative precedence of agreements between Vistaprint N.V. and Robert S. Keane dated May 6, 2010 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010
10.31*	Employment Agreement between Vistaprint USA, Incorporated and Ernst Teunissen effective July 1, 2011 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30. 2011
10.32*	Amendment No. 1 to Employment Agreement between Vistaprint USA, Incorporated and Ernst Teunissen dated July 24, 2012 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2012
10.33*	Contrat de travail (Employment Agreement) between Vistaprint SARL and Ernst Teunissen dated December 7, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011
10.34*	Avenant au Contrat de travail (Amendment to Employment Agreement) between Vistaprint SARL and Ernst Teunissen dated October 14, 2011 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.35*	Lettre avenant au Contrat de travail (Letter Amending Employment Agreement) between Vistaprint SARL and Ernst Teunissen dated July 24, 2012 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2012
10.36*	Long-Term Assignment Agreement between Vistaprint USA, Incorporated and Katryn Blake dated August 8, 2012 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012
10.37*	Employment Contract between Vistaprint Schweiz GmbH and Hauke Hansen dated November 17, 2010
10.38*	Lease Car Arrangement between Vistaprint Schweiz GmbH and Hauke Hansen dated February 14, 2013 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013
10.39*	Form of Invention and Non-Disclosure Agreement between Vistaprint and each of Robert Keane, Katryn Blake, and Donald Nelson is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.40*	Form of Confidential Information and Non-Competition Agreement between Vistaprint and each of Robert S. Keane, Katryn Blake, and Donald Nelson is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.41*	Summary of Compensatory Arrangements with Members of the Supervisory Board is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2012
10.42	Amendment and Restatement Agreement dated as of February 8, 2013 among Vistaprint N.V., Vistaprint Limited, Vistaprint Schweiz GmbH, Vistaprint B.V., and Vistaprint USA, Incorporated, as borrowers (the "Borrowers"); the lenders named therein as lenders (the "Lenders"); and JPMorgan Chase Bank N.A., as administrative agent for the Lenders (the "Administrative Agent"), which amends and restates the senior Credit Agreement dated as of October 21, 2011, as amended, among the Borrowers, the Lenders, and the Administrative Agent is incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 13, 2013
10.43	Form of Pledge and Security Agreement dated as of February 8, 2013 between each of Vistaprint USA, Incorporated and Webs, Inc. and the Administrative Agent is incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 13, 2013
10.44	Call Option Agreement between Vistaprint N.V. and Stichting Continuïteit Vistaprint dated November 16, 2009 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 19, 2009
21.1	Subsidiaries of Vistaprint N.V.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Financial Officer

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer
101	The following materials from this Quarterly Report on Form 10-K, formatted in Extensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Operations, (iii) Condensed Consolidated Statements of Cash Flows, and (iv) Notes to Condensed Consolidated Financial Statements.

---

* Management contract or compensatory plan or arrangement

Proxy Statement

Vistaprint

NOTICE AND PROXY STATEMENT
2013


Vistaprint
Make an impression.

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vistaprint N.V. will hold its 2013 Annual General Meeting of Shareholders:

on Thursday, November 7, 2013
at 7:00 p.m. Central European Time
at the offices of Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

MATTERS TO BE ACTED UPON AT THE ANNUAL GENERAL MEETING:

(1) Reappoint John J. Gavin, Jr. to our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2017;

(2) Reappoint George M. Overholser to our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2017;

(3) Reappoint Robert S. Keane to our Management Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2017;

(4) Adopt our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2013;

(5) Discharge the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2013;

(6) Discharge the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2013;

(7) Authorize our Management Board, acting with the approval of our Supervisory Board, to repurchase up to 6,500,000 of our issued and outstanding ordinary shares (which represents approximately 20% of our 32.8 million shares outstanding as of June 30, 2013) until May 7, 2015 on the open market (including block trades that satisfy the safe harbor provisions of Rule 10b-18 pursuant to the United States Securities Exchange Act of 1934, or the Exchange Act), through privately negotiated transactions, or in one or more self tender offers at prices per share between an amount equal to €0.01 and an amount equal to 120% of the market price of our ordinary shares on the NASDAQ Global Select Market, or NASDAQ, or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board);

(8) Reapprove our Performance Incentive Plan for Covered Employees for purposes of Section 162(m) of the United States Internal Revenue Code;

(9) Approve the changes to our Supervisory Board compensation package described in this proxy statement;

(10) Appoint Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014;

(11) Hold a non-binding, advisory "say on pay" vote regarding the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, executive compensation tables, and accompanying narrative disclosures in this proxy statement; and

(12) Transact other business, if any, that may properly come before the meeting or any adjournment of the meeting.

Our Management Board and Supervisory Board have no knowledge of any other business to be transacted at the annual general meeting.

Shareholders of record at the close of business on October 10, 2013 are entitled to vote at the annual general meeting. Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please complete, sign, date, and promptly return the enclosed proxy card in the envelope that we or your bank or brokerage firm have provided. Your prompt response will ensure that your shares are represented at the annual general meeting. You can change your vote and revoke your proxy by following the procedures described in this proxy statement.

All shareholders are cordially invited to attend the annual general meeting.

By order of the Management Board,

Chairman of the Management Board, President and Chief Executive Officer

October 16, 2013

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 7, 2013

This proxy statement contains information about the 2013 Annual General Meeting of Shareholders of Vistaprint N.V., which we refer to in this proxy statement as the annual meeting or the meeting. We will hold the annual meeting on Thursday, November 7, 2013 at the offices of Vistaprint N.V. at Hudsonweg 8, 5928 LW Venlo, the Netherlands. The meeting will begin at 7:00 p.m. Central European Time.

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Management Board of Vistaprint N.V. (which is also referred to as we, us, or Vistaprint in this proxy statement) for use at the annual meeting and at any adjournment of the annual meeting.

We are first mailing the Notice of Annual General Meeting, this proxy statement, and our Annual Report to Shareholders for the fiscal year ended June 30, 2013 on or about October 16, 2013.

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual General Meeting of Shareholders:

This Proxy Statement and the 2013 Annual Report to Shareholders are available for viewing, printing and downloading at *http://proxy.ir.vistaprint.com*. In addition, our statutory annual accounts and accompanying annual report, as prepared in accordance with Dutch law and including biographical information about the candidates nominated for appointment as members of our Supervisory Board and our Management Board, are available at our offices at the address above and for viewing, printing, and downloading at *http://proxy.ir.vistaprint.com*.

We will furnish without charge a copy of this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, as filed with the United States Securities and Exchange Commission, or SEC, to any shareholder who requests it in writing to Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA. This proxy statement and our Annual Report on Form 10-K are also available on the SEC's web site at *www.sec.gov*.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, our shareholders will consider and act upon the 11 matters listed in the Notice of Annual General Meeting of Shareholders that appears on the first page of this proxy statement. Our Management Board and Supervisory Board are not aware of any other business to be transacted at the annual meeting.

Who can vote?

To be able to vote on the matters listed in the Notice of Annual General Meeting of Shareholders that appears on the first page of this proxy statement, you must have been a shareholder of record according to the records of Computershare Trust Company, Inc., our transfer agent, at the close of business on October 10, 2013, which is the record date for the annual meeting. Shareholders of record at the close of business on October 10, 2013 are entitled to vote on each proposal at the meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the meeting is 33,062,012.

How many votes do I have?

Each ordinary share of Vistaprint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many ordinary shares you own. Please take a moment to read the instructions below, vote your shares, and submit your proxy as soon as possible to ensure that your shares are represented and voted at the annual meeting.

How do I vote?

If you are a holder of record and your shares are not held in "street name" by a bank or brokerage firm, you may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. For your vote to be counted at the meeting, our transfer agent, Computershare Trust Company, Inc., must receive your proxy no later than 4:00 p.m. Eastern Standard Time on the last business day before the meeting.

If your shares are held in street name by a bank or brokerage firm, then you will need to follow the directions your bank or brokerage firm provides to you in order to vote your shares. Many banks and brokerage firms offer the option of voting by mail, over the Internet, or by telephone, which will be explained in the voting instruction form you receive from your bank or brokerage firm.

The shares you own will be voted according to the instructions you return to Computershare Trust Company or your bank or brokerage firm. If you are a holder of record and sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, then the shares you own will be voted in accordance with the recommendations of our Management Board and Supervisory Board. The Management Board and Supervisory Board recommend that you vote **FOR** Proposals 1 — 11.

If you are a record holder and attend the annual meeting in person, then you may also vote in person. If you hold your shares in street name, then you must follow the instructions below under "How do I attend the meeting and vote in person?" if you wish to attend the meeting or vote in person.

Can I change my vote after I have mailed my proxy card?

Yes. If you are a holder of record and your shares are not held in street name, you can revoke your proxy and change your vote by doing any one of the following things:

- signing another proxy card with a later date and delivering the new proxy card to our Chief Legal Officer at the offices of our subsidiary Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, Massachusetts 02421 USA no later than 4:00 p.m. Eastern Standard Time on the last business day before the meeting;

- delivering to our Chief Legal Officer written notice no later than 4:00 p.m. Eastern Standard Time on the last business day before the meeting that you want to revoke your proxy; or
- voting in person at the meeting.

If your shares are held in street name by a bank or brokerage firm and you wish to revoke or change your voting instructions, then you must follow the directions you receive from your bank or brokerage firm.

Your attendance at the meeting alone will not revoke your proxy.

Can I vote if my shares are held in "street name"?

If the shares you own are held in street name by a bank or brokerage firm, then your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides to you. If you hold your shares in street name, then you must follow the instructions below under "How do I attend the meeting and vote in person?" if you wish to attend the meeting or vote in person.

How do I attend the meeting and vote in person?

If you wish to attend our annual meeting in Venlo, the Netherlands in person, please send our Chief Legal Officer written notice at the offices of our subsidiary Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, Massachusetts 02421 USA no later than November 4, 2013. If you need directions to the meeting, please call Investor Relations at +1-781-652-6480.

If you wish to attend the meeting and your shares are held in street name by a bank or brokerage firm, then you must provide the written notice referenced above and also bring with you to the meeting an account statement or letter from your bank or brokerage firm showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy card from the holder of record, i.e., your bank or brokerage firm.

What vote is required?

Under our articles of association, holders of at least one third of our outstanding ordinary shares must be represented at the annual meeting to constitute a quorum, and the following vote is required to approve each of the proposals described in this proxy statement:

- *Proposals 1 through 3 (elections of supervisory and managing directors):* In accordance with our articles of association, our Supervisory Board adopted unanimous resolutions to make binding nominations of the candidates for supervisory director and managing director. Our shareholders may set aside any or all of these binding nominations only by a vote of at least two thirds of the votes cast at a meeting representing more than half of our share capital.
- *Proposals 4 through 10:* These proposals require the approval of a majority of votes cast at a meeting at which a quorum is present.
- *Proposal 11 (advisory "say on pay"):* This proposal requires the approval of a majority of votes cast at a meeting at which a quorum is present. This vote is non-binding and advisory in nature, but our Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

For all proposals, Dutch law and our articles of association provide that ordinary shares represented at the meeting and abstaining from voting will count as shares present at the annual meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the annual meeting or for the purpose of determining the number of votes cast. "Broker non-votes" are shares that are held in street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

How will votes be counted?

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the annual meeting. Shares will not be voted in favor of a proposal if either the shareholder abstains from voting on a particular matter, or the shares are broker non-votes.

Who will count the votes?

Computershare Trust Company, Inc., our transfer agent, will count, tabulate and certify the votes.

How do the Management Board and Supervisory Board recommend that I vote on the proposals?

The Management Board and Supervisory Board recommend that you vote:

FOR the reappointments of John J. Gavin, Jr. and George M. Overholser to serve as members of our Supervisory Board for terms of four years ending on the date of our annual general meeting of shareholders in 2017 (Proposals 1 and 2);

FOR the reappointment of Robert S. Keane to serve as a member of our Management Board for a term of four years ending on the date of our annual general meeting of shareholders in 2017 (Proposal 3);

FOR the adoption of our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2013 (Proposal 4);

FOR the discharge of the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2013 (Proposal 5);

FOR the discharge of the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2013 (Proposal 6);

FOR the authorization of our Management Board, acting with the approval of the Supervisory Board, to repurchase up to 6,500,000 of our issued and outstanding ordinary shares until May 7, 2015 (Proposal 7);

FOR the reapproval of our Performance Incentive Plan for Covered Employees for purposes of Section 162(m) of the United States Internal Revenue Code (Proposal 8);

FOR the approval of the changes to our Supervisory Board compensation package described in this proxy statement (Proposal 9);

FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014 (Proposal 10); and

FOR the approval of the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, executive compensation tables and accompanying narrative disclosures in this proxy statement (Proposal 11).

Will any other business be conducted at the meeting or will other matters be voted on?

Our Management Board and Supervisory Board do not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, then, to the extent permitted by applicable law, the persons named in the proxy card that accompanies this proxy statement may exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

Within four business days after the annual meeting, we will report the voting results on a Current Report on Form 8-K that we will file with the SEC.

How and when may I submit a shareholder proposal, including a shareholder nomination for supervisory director, for the 2014 annual general meeting?

Because we are a Dutch limited company whose shares are traded on a U.S. securities exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate to be considered for election to our Supervisory Board at our 2014 annual general meeting or if you wish to submit another kind of proposal for consideration by shareholders at our 2014 annual general meeting.

Under our Dutch articles of association, if you are interested in submitting a proposal, you must fulfill the requirements set forth in our articles of association, including satisfying both of the following criteria:

- We must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than 60 days before the 2014 annual general meeting, and
- The number of ordinary shares you hold must equal at least 3% of our issued share capital.

Under our articles of association, shareholders do not have the right to nominate or appoint their own candidates for supervisory director directly, but if you submit information about a potential candidate for supervisory director to our Nominating and Corporate Governance Committee, as described in the section of this proxy statement entitled "Supervisory Director Nomination Process," then our Nominating and Corporate Governance Committee will consider whether he or she is appropriate for nomination to our Supervisory Board.

Under U.S. securities laws, if you wish to have a proposal included in our proxy statement for the 2014 annual general meeting, then in addition to the above requirements, you also need to follow the procedures outlined in Rule 14a-8 of the Exchange Act, and the deadline for submitting your proposal to us is earlier than the deadline specified above: For your proposal to be eligible for inclusion in our 2014 proxy statement, we must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than June 18, 2014.

Any proposals, nominations or notices under our articles of association or pursuant to Rule 14a-8 should be sent to:

Secretary, Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

With a copy to:
Chief Legal Officer
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

What are the costs of soliciting these proxies?

We will bear the costs of solicitation of proxies. We have retained Alliance Advisors for a fee of $8,000 plus expenses to assist us in soliciting proxies from our shareholders and to verify certain records relating to the solicitation. We and our supervisory directors, officers, and selected other employees may also solicit proxies by mail, telephone, e-mail or by other means of communication. Supervisory directors, officers, and employees who help us in solicitation of proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their solicitation. We will request brokers, custodians, and fiduciaries to forward proxy soliciting material to the owners of our ordinary shares that they hold in their names and will reimburse these entities for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers, and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may be sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: Investor Relations, Vistaprint, 95 Hayden Avenue, Lexington, MA 02421, USA, telephone no. +1 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder if you hold your shares in street name, or you may contact us at the above address or telephone number if you are a holder of record.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our ordinary shares as of September 4, 2013 by:

- each shareholder we know to own beneficially more than 5% of our outstanding ordinary shares;
- each member of our Supervisory Board;
- our named executive officers who are listed in the Summary Compensation Table in this proxy statement; and
- all of our supervisory directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Percent of Ordinary Shares Beneficially Owned(3)
Brave Warrior Advisors, LLC(4) 12 East 49th Street, 14th Floor New York, NY 10017 USA	4,905,874	14.9%
Capital World Advisors(5) 333 South Hope Street Los Angeles, CA 90071 USA	2,050,000	6.2
Janus Capital Management LLC(6) 151 Detroit Street Denver, CO 80206 USA	4,316,882	13.1
Prescott General Partners LLC(7) 323 Railroad Avenue Greenwich, CT 06830 USA	4,378,200	13.3
Wasatch Advisors Inc.(8) 150 Social Hall Avenue, Suite 400 Salt Lake City, UT 84111 USA	2,165,634	6.6
Executive Officers, Supervisory Directors, and Nominees for Supervisory Director		
Robert S. Keane(9)(10)	3,427,447	9.8
Katryn S. Blake(10)	73,665	*
Paolo De Cesare(10)	3,177	*
John J. Gavin, Jr.(10)	54,301	*
Peter Gyenes(10)	36,706	*
Hauke K.U. Hansen(10)	14,456	*
Donald R. Nelson(10)	80,043	*
Eric C. Olsen(10)	1,677	*
George M. Overholser(10)	88,099	*
Louis R. Page(10)(11)	128,360	*
Richard T. Riley(10)	67,265	*
Ernst J. Teunissen(10)	41,357	*
Mark T. Thomas(10)(12)	33,794	*
All executive officers and supervisory directors as a group (13 persons)(13)	4,050,347	11.5%

* Less than 1%

Proxy Statement

(1) Unless otherwise indicated, the address of each supervisory director and executive officer listed is c/o Vistaprint, Hudsonweg 8, 5928 LW Venlo, the Netherlands.

(2) For each person or entity in the table above, the "Number of Shares Beneficially Owned" column may include ordinary shares attributable to the person or entity because of that holder's voting or investment power or other relationship. The number of ordinary shares beneficially owned by each person or entity included in this table is determined under rules promulgated by the SEC. Under these rules, a person or entity is deemed to have "beneficial ownership" of any shares over which that person or entity has or shares voting or investment power, plus any shares that the person or entity may acquire within 60 days of September 4, 2013 (*i.e.*, November 3, 2013), including through the exercise of share options or through the vesting of restricted share units. Unless otherwise indicated, each person or entity referenced in the table has sole voting and investment power over the shares listed or shares such power with his or her spouse. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3) The percentage ownership for each shareholder on September 4, 2013 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) 32,963,110, the number of ordinary shares outstanding on September 4, 2013, plus any shares issuable to the shareholder within 60 days after September 4, 2013 (*i.e.*, November 3, 2013), including restricted share units that vest and share options that are exercisable on or before November 3, 2013.

(4) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 14, 2013.

(5) This information is based solely upon a Schedule 13G that the shareholder filed with the SEC on February 13, 2013.

(6) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 14, 2013.

(7) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 14, 2013.

(8) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 21, 2013.

(9) Includes an aggregate of (i) 1,463,748 shares held by irrevocable discretionary trusts and other entities established for the benefit of Mr. Keane or members of his immediate family, or the Trusts, and (ii) 127,181 shares held by a charitable entity established by Mr. Keane and his spouse. Trustees who are independent of Mr. Keane or his spouse hold exclusive voting and investment power with respect to the ordinary shares owned by the Trusts and the ordinary shares issuable pursuant to share options and restricted share units held by the Trusts; Mr. Keane and his spouse do not hold such power with respect to the Trusts. Mr. Keane and his spouse share voting and investment power with respect to the shares held by the charitable entity. Mr. Keane and his spouse disclaim beneficial ownership of the shares, share options and restricted share units held by the Trusts and the charitable entity except to the extent of their pecuniary interest therein.

(10) Includes the number of shares listed below that each executive officer and supervisory director has the right to acquire under share options and restricted share units that vest on or before November 3, 2013:

- Mr. Keane: 1,836,518 shares, held by the Trusts
- Ms. Blake: 56,916 shares
- Mr. De Cesare: 1,422 shares
- Mr. Gavin: 33,761 shares
- Mr. Gyenes: 24,390 shares
- Dr. Hansen: 2,643 shares
- Mr. Nelson: 49,510 shares
- Mr. Olsen: 1,422 shares

- Mr. Overholser: 27,310 shares
- Mr. Page: 2,400 shares
- Mr. Riley: 51,743 shares
- Mr. Teunissen: 35,546 shares
- Mr. Thomas: 10,840 shares

(11) Includes an aggregate of (i) 106,438 shares held in a margin account by Window to Wall Street, Inc., of which Mr. Page is President, and (ii) 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children. Mr. Page disclaims beneficial ownership of the shares held by Window to Wall Street, Inc. and for the benefit of his minor children, except to the extent of his pecuniary interest therein.

(12) Includes 2,500 shares owned by a family limited liability company of which Mr. Thomas is a manager. Mr. Thomas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(13) Includes a total of 2,134,421 shares that all of our current executive officers and supervisory directors have the right to acquire under share options and restricted share units that vest on or before November 3, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our supervisory directors, executive officers, and the holders of more than 10% of our ordinary shares, referred to as reporting persons, to file reports with the SEC disclosing their ownership of and transactions in our ordinary shares and other equity securities. SEC regulations also require these reporting persons to furnish us with copies of all such reports that they file.

Based solely on our review of reports filed by the reporting persons and written representations from such persons, we believe that all reporting persons complied with all Section 16(a) filing requirements from July 1, 2012 to September 1, 2013, except that Michael Greiner, our Senior Vice President, Corporate Finance and Chief Accounting Officer, was late in reporting a grant of restricted share units in August 2013 due to an administrative error by Vistaprint.

PROPOSALS 1 AND 2 — REAPPOINTMENT OF TWO MEMBERS OF OUR SUPERVISORY BOARD

The eight members of our Supervisory Board serve for rotating four-year terms:

- The terms of John J. Gavin, Jr. and George M. Overholser expire at this 2013 annual general meeting, and we are asking our shareholders to reappoint them.
- The terms of Louis R. Page and Richard T. Riley expire at our 2014 annual general meeting.
- The terms of Peter Gyenes and Eric C. Olsen expire at our 2015 annual general meeting.
- The terms of Paolo De Cesare and Mark T. Thomas expire at our 2016 annual general meeting.

None of the members of our Supervisory Board is an employee of Vistaprint.

Under Dutch law and our articles of association, our Supervisory Board has the right to make binding nominations for open positions on the Supervisory Board. In accordance with the recommendation of the Nominating and Corporate Governance Committee of the Supervisory Board and pursuant to the invitation of our Management Board, the Supervisory Board has adopted a unanimous resolution to make binding nominations of John J. Gavin, Jr. and George M. Overholser to serve as supervisory directors for a term of four years ending on the date of our annual general meeting of shareholders in 2017. The Supervisory Board recommends that shareholders vote for the reappointment of Mr. Gavin because of his valuable service as a supervisory director due in part to his extensive finance and accounting expertise, his experience as a chief financial officer and independent auditor, and his qualification as an "audit committee financial expert" under SEC rules. The Supervisory Board recommends that shareholders vote for the reappointment of Mr. Overholser because of his valuable service as a supervisory director due in part to his extensive experience leading companies through periods of growth.

The persons named in the enclosed proxy card will vote to reappoint each of Messrs. Gavin and Overholser as a member of our Supervisory Board, unless you withhold authority to vote for either or both reappointments by marking the proxy card to that effect. Messrs. Gavin and Overholser have indicated their willingness to serve if appointed. You can find more information about the nominees and the other members of our Supervisory Board in the section of this proxy statement entitled "INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS."

The Management Board and Supervisory Board recommend that you vote FOR the reappointment of Messrs. Gavin and Overholser as members of our Supervisory Board.

PROPOSAL 3 — REAPPOINTMENT OF A MEMBER OF OUR MANAGEMENT BOARD

As a Dutch company, we have a two-tiered board structure consisting of a Supervisory Board, which comprises our independent, non-employee supervisory directors, and a Management Board, which comprises managing directors who are also our executive officers. The principal responsibility of the Management Board is to manage Vistaprint, which means, among other things, that it is responsible for implementing Vistaprint's aims and strategy, managing Vistaprint's associated risk profile, operating Vistaprint's business on a day-to-day basis, and addressing corporate social responsibility issues that are relevant to Vistaprint. The Management Board is accountable to the Supervisory Board and to our shareholders.

Our Management Board currently consists of five members who serve as managing directors for four-year terms:

- The term of Robert S. Keane, our President, Chief Executive Officer and Chairman of the Management Board, expires at this 2013 annual general meeting, and we are asking our shareholders to reappoint him.
- The terms of the following members of our Management Board expire at our 2015 annual general meeting:
  - Katryn S. Blake, our Executive Vice President, Global Marketing and Chief Customer Officer
  - Donald R. Nelson, our Executive Vice President, Capabilities and Chief Information Officer
  - Ernst J. Teunissen, our Executive Vice President and Chief Financial Officer
- The term of Hauke K.U. Hansen, our Senior Vice President and Chief Manufacturing Officer, expires at our 2016 annual general meeting.

Under Dutch law and our articles of association, our Supervisory Board has the right to make binding nominations for open positions on the Management Board. In accordance with the recommendation of the Nominating and Corporate Governance Committee of the Supervisory Board and pursuant to the invitation of our Management Board, the Supervisory Board has adopted a unanimous resolution to make a binding nomination of Robert S. Keane to serve as a managing director for a term of four years ending on the date of our annual general meeting of shareholders in 2017. The Supervisory Board recommends that shareholders vote for the reappointment of Mr. Keane because of his valuable service as a managing director due in part to his experience growing Vistaprint's business from $6.1 million of revenue in our 2001 fiscal year to $1.17 billion in our 2013 fiscal year and his deep knowledge and understanding of Vistaprint's business and markets.

The persons named in the enclosed proxy card will vote to reappoint Mr. Keane as a member of our Management Board, unless you withhold authority to vote for his reappointment by marking the proxy card to that effect. Mr. Keane has indicated his willingness to serve if appointed. You can find more information about Mr. Keane and the other members of our Management Board in the section of this proxy statement entitled "INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS."

The Management Board and Supervisory Board recommend that you vote FOR the reappointment of Mr. Keane as a member of our Management Board.

PROPOSAL 4 — ADOPTION OF ANNUAL ACCOUNTS

At the annual meeting, we are asking you to confirm and adopt our Dutch statutory annual accounts, or Annual Accounts, for the fiscal year ended June 30, 2013, which are our audited consolidated financial statements prepared in accordance with Dutch law. As a Dutch company, we are required by Dutch law and our articles of association to prepare the Annual Accounts and submit them to our shareholders for confirmation and adoption. Our Annual Accounts are different from our audited financial statements contained in our Annual Report on Form 10-K for the year ended June 30, 2013 that were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, as required by United States law and NASDAQ listing standards for companies with securities listed on U.S. stock markets.

The Annual Accounts contain some disclosures that are not required under U.S. GAAP. In addition, the report of our Management Board that accompanies the Annual Accounts contains information included in this proxy statement and our Annual Report on Form 10-K, as well as other information required by Dutch law.

It is important that our shareholders adopt our Annual Accounts because it is a Dutch law requirement and also because we are not permitted under Dutch law to take certain corporate actions unless our Annual Accounts are adopted.

You can access a copy of the Annual Accounts through our website at *http://proxy.ir.vistaprint.com* or by sending a written request to:

Investor Relations
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

Our Management Board and Supervisory Board recommend that you vote FOR the confirmation and adoption of the Annual Accounts.

PROPOSALS 5 AND 6 — DISCHARGE OF MANAGEMENT BOARD AND SUPERVISORY BOARD FROM CERTAIN LIABILITY

At the annual meeting, as permitted under Dutch law and customary for Dutch companies, we are asking you to discharge the members of our Management Board and Supervisory Board from liability with respect to the exercise of their management and supervisory duties during our year ended June 30, 2013. If our shareholders approve this discharge of liability, then our Management Board and Supervisory Board members will not be liable to Vistaprint for actions that they took on behalf of the company in the exercise of their duties during fiscal 2013. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Management Board and Supervisory Board to our shareholders. The discharge is also subject to the provisions of Dutch laws relating to liability upon bankruptcy.

Our Management Board and Supervisory Board recommend that you vote FOR the discharge of the members of our Management Board and Supervisory Board from liability as described above.

PROPOSAL 7 — AUTHORIZATION TO REPURCHASE SHARES

Under Dutch law and our articles of association, our shareholders may authorize our Management Board, with the approval of our Supervisory Board and subject to certain Dutch statutory provisions, to repurchase outstanding shares on our behalf in an amount, at prices, and in the manner authorized by the shareholders. This authorization will give us the flexibility to repurchase our ordinary shares without the expense of calling further general meetings of shareholders. Under Dutch law and our articles of association, a shareholder authorization to repurchase shares may not continue for more than 18 months, but may be given on a rolling basis. On November 8, 2012, we received authorization from our shareholders to repurchase up to 6,800,000 of our issued and outstanding ordinary shares on the open market, through privately negotiated transactions or in one, or more self tender offers at prices per share between an amount equal to € 0.01 (or the U.S. dollar equivalent) and an amount equal to 120% of the market price of our ordinary shares on NASDAQ. As of June 30, 2013, we have repurchased 613,000 ordinary shares under this authority. We are now seeking a renewal of our authorization to repurchase our ordinary shares.

Our Management Board believes that we would benefit from a renewal of the grant of authority to repurchase our ordinary shares. If the Management Board believes that our shares may be undervalued at the market levels at which they are then trading, repurchases of our share capital may represent an attractive investment for us and our shareholders. Our Management Board, with the prior approval of our Supervisory Board and within the parameters described in this Proposal 7, would determine the number of shares repurchased, if any, and the timing and manner of any repurchases in light of prevailing market conditions, our available resources, and other factors that we cannot now predict. The repurchased shares could be used for any valid corporate purpose, including the issuance of shares under our equity compensation plans or for acquisitions, mergers or similar transactions. The reduction in our issued and outstanding shares resulting from any repurchases would increase the proportionate interest of the remaining shareholders in whatever future profits we may earn. Under Dutch law, the number of our ordinary shares that we or our subsidiaries hold may never exceed 50% of the total number of our issued and outstanding shares.

In order to provide us with maximum flexibility, we propose that our shareholders grant the Management Board, acting with the approval of our Supervisory Board, authority to repurchase up to 6,500,000 of our issued and outstanding ordinary shares (which represents approximately 20% of the 32.8 million shares outstanding as of June 30, 2013) on the open market (including block trades that satisfy the safe harbor provisions of Rule 10b-18 pursuant to the Exchange Act), through privately negotiated transactions, or in one or more self tender offers at prices per share between an amount equal to €0.01 and an amount equal to 120% of the market price of our ordinary shares on NASDAQ or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board). This authority would begin on the date of the annual meeting and extend for 18 months until May 7, 2015.

An authorization to repurchase 6,500,000 of our issued and outstanding ordinary shares would not necessarily mean that we will repurchase this amount over the authorization period. We may choose to repurchase fewer than all of the shares authorized or none at all, and we are seeking this authorization to have the flexibility to make repurchases if we believe doing so would be in the best interests of Vistaprint and our shareholders. Our Supervisory Board and Management Board will analyze many factors relating to a repurchase decision, including share price relative to our anticipated future cash flows, our ability to use operating cash flow or debt to repurchase the shares while staying within our debt covenants, the amount of cash or debt capacity we have for other uses including general operating purposes, general shareholder concentration, and liquidity concerns, as well as other items.

If our shareholders do not approve this proposal, then we intend to continue to make share repurchases, if any, under the previous authorization that our shareholders approved at our November 8, 2012 annual general meeting, which will expire on May 8, 2014. If our shareholders do approve this proposal, then the repurchase authorization described in this Proposal 7 will replace the November 2012 repurchase authorization, and we will make any future share repurchases pursuant to this new authorization.

Our Management Board and Supervisory Board recommend that you vote FOR the authorization of the Management Board and Supervisory Board to repurchase our issued and outstanding ordinary shares as described above.

PROPOSAL 8 — REAPPROVAL OF OUR PERFORMANCE INCENTIVE PLAN FOR COVERED EMPLOYEES

Our future success depends, in large part, on our ability to attract and retain those members of the management team who contribute to our success. In 2009, we put into place the Vistaprint N.V. Performance Incentive Plan for Covered Employees, or the Performance Incentive Plan, and this plan will expire at this annual meeting unless our shareholders reapprove it. We have updated the Performance Incentive Plan to include some additional performance criteria and exceptions to the criteria, as described below. We are asking you to reapprove the plan, as updated, at the meeting because we believe the plan has been successful in helping us promote the long-term interests of Vistaprint and its shareholders by providing additional incentives for participants to contribute to improving our operating results and by rewarding outstanding performance on the part of those individuals whose decisions and actions most significantly affect our long-term growth, profitability, and efficient operation.

The Performance Incentive Plan seeks to align the interests of participants with the interests of our shareholders by providing for the payment of bonuses based on specific performance criteria that are designed to increase long-term shareholder value. We are asking for your reapproval of the Performance Incentive Plan, including the performance criteria described in the Performance Incentive Plan, because shareholder approval will allow Vistaprint to take a U.S. income tax deduction under Section 162(m) of the United States Internal Revenue Code of 1986, or the Code, for amounts paid under the plan to our covered employees. In addition, granting awards under the Performance Incentive Plan has allowed us to reduce the amount of equity compensation that we would otherwise grant to participants in this plan.

The Performance Incentive Plan authorizes our Compensation Committee to grant cash incentive awards to "covered employees" within the meaning of Section 162(m) of the Code, which term includes our Chief Executive Officer and our three other highest compensated executive officers. Although our Chief Financial Officer is not considered a "covered employee" under the Code, the Performance Incentive Plan also authorizes the Compensation Committee to grant cash incentive awards to the Chief Financial Officer and any other key employees that the Compensation Committee may designate from time to time. In the past, the Compensation Committee has issued awards to eligible participants under the plan providing for cash bonuses based either on annual performance over a one-year period or on performance over a multiple-year period.

The Supervisory Board believes that the Performance Incentive Plan is in the best interest of Vistaprint and its shareholders and recommends that shareholders vote for the proposal to reapprove the Performance Incentive Plan.

Tax Issues

Section 162(m) of the Code limits the deductibility of compensation paid to "covered employees" to $1 million per year. However, the deduction limit does not apply to amounts that satisfy specific rules to be treated as "qualified-performance-based" compensation and are paid under a "performance-based plan" in compliance with specific rules under Section 162(m) of the Code. In general, compensation constitutes qualified-performance-based compensation made from a performance-based plan only if it satisfies each of the following four requirements:

- the compensation is payable on the attainment of one or more pre-established, objective performance criteria;
- the performance criteria are established by a committee composed solely of two or more outside directors;
- the material terms of the compensation and performance criteria are disclosed to and approved by shareholders before payment; and
- the committee that established the performance criteria certifies that the performance criteria have been satisfied before payment.

We are requesting shareholder approval in order to meet the third requirement listed above.

Summary of the Performance Incentive Plan

The following summary of the Performance Incentive Plan is qualified in its entirety by the text of the Performance Incentive Plan, which is available on our website *www.vistaprint.com* or by contacting us at Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA.

The major provisions of the Performance Incentive Plan are as follows:

Administration. Our Compensation Committee administers the Performance Incentive Plan, and all of the members of the Committee are "outside directors" under Section 162(m) of the Code. The Compensation Committee establishes the rules and regulations it deems necessary or advisable to administer the Performance Incentive Plan, selects participants, sets the performance criteria and targets, and makes all decisions with respect to the Performance Incentive Plan.

Eligibility. Eligibility for participation in the Performance Incentive Plan is limited to "covered employees" under Section 162(m) of the Code and key employees of Vistaprint or a related company (as that term is used in the Performance Incentive Plan) who are designated to participate in the Performance Incentive Plan from time to time, as determined in the sole discretion of the Compensation Committee. The Compensation Committee expects that the members of our Management Board and our other executive officers will participate in the Performance Incentive Plan. The Compensation Committee will select eligible participants no later than 90 days after the beginning of a performance period that is at least 12 months in duration (or, if shorter, before 25% of the performance period has elapsed).

Since none of the members of our Supervisory Board is employed by Vistaprint in any other capacity, none of the members of our Supervisory Board is eligible to participate or receive any awards under the Performance Incentive Plan.

Limitation of Benefits. Under the Performance Incentive Plan, no participant may receive an award greater than $15,000,000 for any year.

Determination of Performance Criteria and Performance Goals. No later than 90 days after the beginning of a performance period that is at least 12 months in duration (or, if shorter, before 25% of the performance period has elapsed), the Compensation Committee will specify in writing one or more performance criteria that will apply during the performance period and develop performance goals for each participant. The Compensation Committee has the right to use different performance criteria for different participants. When the Compensation Committee sets the performance goals, it will establish general, objective rules that will be used to determine the extent to which a participant's performance goals have been met, such as the dollar amount or percentage target for each performance criterion and the measurement period(s) and date(s). The Committee may choose one or more of the performance criteria listed below, including dollar amounts or percentages based on the listed criteria. The Compensation Committee has revised the Performance Incentive Plan from the version that our shareholders originally approved in 2009 to include some additional criteria in the list below.

- increase in shareowner value
- earnings per share
- revenue
- revenue less cost of revenue
- gross profit
- gross or net margins
- operating margins
- operating expenses
- net income
- return on assets
- return on shareowners' equity
- achievement of balance sheet or income statement objectives
- total shareholder return
- working capital

- cash or cash equivalents position
- net cash flow
- cash flow from operations
- cash flow per share
- increase in cash flow
- operating profit
- revenue growth
- return on capital
- return on invested capital
- earnings before interest, taxes, depreciation and amortization
- operating income
- pre-tax operating income
- completion of strategic acquisitions or dispositions
- manufacturing or production efficiency

The Committee may also set specific, objective rules, if any, regarding any exceptions to such general rules to take into account any one or more of the following:

- extraordinary or non-recurring items, including but not limited to disputes, litigation, and acts of God
- gains or losses on the dispositions of discontinued operations
- the cumulative effects of changes in accounting principles
- the writedown, impairment, disposal, or change in useful life of any asset
- charges for restructuring and rationalization programs
- fluctuations in currency exchange rates, including by establishing performance goals based on fixed exchange rates during the performance period
- disposals of business segments
- acquisitions or dispositions, including but not limited to the costs of integrating or disposing of businesses or operations, amortization of purchased intangibles associated with acquisitions, compensation expenses related to acquisitions, or other acquisition related charges
- gain or loss on minority equity investments or joint ventures, including related transaction costs
- gain or loss from derivative contracts whether or not hedge accounting is applied
- non-cash income tax expenses
- equity-based compensation expenses
- the effects of a financial restatement
- the impact of financing events or decisions, including but not limited to debt or borrowings, interest expense, repurchases of shares, and dilution caused by new issuances of shares, including those used for strategic investments

Determination and Payment of Awards. After the end of each applicable performance period, the Compensation Committee will review the actual performance against the pre-established performance goals. The Compensation Committee will certify in writing the extent, if any, to which the performance measures have been met before we make payment of any award under the plan.

Awards are payable in cash as soon as practicable following the end of the applicable performance period, but no later than the end of the next succeeding fiscal quarter following the end of the applicable performance period.

Awards are subject to forfeiture until paid for reasons established in the plan or a related award agreement. The Performance Incentive Plan provides that any payments made under the plan will be offset for any monies that the Compensation Committee determines are owed by the participant to Vistaprint.

Termination of Employment

Generally, a participant must be employed through the end of the applicable performance period in order to receive payment of an award for such performance period. If a participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) during the performance period, the participant's estate or the participant is entitled to a prorated award. Any prorated amount would not be paid until the performance period has ended and the Compensation Committee has certified the level of achievement of the performance goals with respect to the award. If a participant's employment is terminated during the performance period for reasons other than death or disability, the participant will not be eligible to receive any payment under the Performance Incentive Plan unless both (i) the performance goals for such performance period have been satisfied and (ii) the agreement between the participant and Vistaprint specifically provides for the payment of the award (or a portion thereof) upon satisfaction of the performance goals for the performance period in which the termination occurs.

Change in Control

The Performance Incentive Plan contains provisions for the treatment of awards upon a change in control (as defined in the Performance Incentive Plan). In the event of a change in control of Vistaprint, the performance goals for all performance periods under all awards outstanding under the Performance Incentive Plan will automatically be deemed to have been satisfied as of the closing date of the change of control to the extent specified in the applicable award agreement issued to a participant, and each such award shall be payable as specified in the award agreement. The payment of awards in the event of a change of control shall be made in cash as soon as practicable following the change of control, but no later than as permitted under Section 409A of the Code.

Estimate of Benefits

The amount of incentive compensation to be paid to our executive officers is established by our Compensation Committee in its discretion, and the amounts that we ultimately pay will depend on our performance. Although amounts to be paid under the Performance Incentive Plan are not currently determinable, you can find information about the amounts paid and payable under awards previously granted to our executive officers under the plan in the Executive Compensation section of this proxy statement.

Amendment and Termination of the Performance Incentive Plan

The Supervisory Board or the Compensation Committee may from time to time amend, suspend, terminate or reinstate any or all provisions of the Performance Incentive Plan. However, the approval of the Supervisory Board, Compensation Committee or shareholders is required for any amendment if such approval is necessary to comply with the applicable provisions of Section 162(m) of the Code and other applicable laws or stock exchange rules or regulations. The Performance Incentive Plan will continue in effect until the Supervisory Board terminates it, except that the Performance Incentive Plan will terminate automatically if it is not reapproved by the shareholders at the first shareholder meeting after November 7, 2017.

United States Federal Income Tax Consequences

Under present United States federal income tax laws, participants will realize ordinary income in the year in which they receive payment under an award. We will receive a deduction for the amount constituting ordinary income to the participant, so long as the Performance Incentive Plan and the award satisfy the requirements of Section 162(m) of the Code. It is our intention that the Performance Incentive Plan be constructed and administered in a manner which maximizes the deductibility of compensation for Vistaprint under Section 162(m) of the Code. Tax consequences in countries other than the United States will vary based on the laws of the foreign jurisdiction, but generally are similar to the United States.

Our Management Board and Supervisory Board recommend that you vote FOR the reapproval of our Performance Incentive Plan for Covered Employees.

PROPOSAL 9 — CHANGES TO SUPERVISORY BOARD COMPENSATION PACKAGE

Under Dutch law and our articles of association, our shareholders determine the compensation and any changes to the compensation of each member of our Supervisory Board for their service as supervisory directors. You can find a description of our current shareholder-approved compensation of our Supervisory Board in the section of this proxy statement entitled "Compensation of Supervisory Board Members." Our Compensation Committee, with the assistance of Towers Watson, its independent compensation consultant, has reviewed the compensation of our supervisory directors against the compensation of the boards of directors of the primary compensation peer group of companies identified in the Compensation Discussion and Analysis section of this proxy statement. Based on this review, the Compensation Committee identified the changes described below to our Supervisory Board compensation package that would align our supervisory directors' compensation more closely to that of our peer group and general market practice. Our Supervisory Board compensation package is an important tool for helping us attract and retain talented supervisory directors who demonstrate integrity, business acumen, experience, diversity, and knowledge of our business and industry. If our Supervisory Board compensation is not market competitive, then we may have more difficulty recruiting and retaining highly qualified supervisory directors. None of our current supervisory directors receives any other compensation from us besides the Supervisory Board compensation, and under Dutch law, no Supervisory Board member may be an employee of Vistaprint.

We are asking our shareholders to approve the following changes to our Supervisory Board compensation, effective as of July 1, 2013, the beginning of our 2014 fiscal year:

- The annual cash retainer that each supervisory director receives would increase from $24,000 to $34,000 per fiscal year. We are recommending this increase because we believe our supervisory directors are currently undercompensated in cash in comparison to our peer companies.
- We make annual grants of share options and restricted share units to each supervisory director on the date of each annual general meeting. Restricted share units granted after July 1, 2013 to our supervisory directors would become fully vested over two years (12.5% of the total units vest per quarter) instead of the current three years (8.33% of the total units vest per quarter). This change in vesting schedule would affect only new restricted share units granted to members of our Supervisory Board; there would be no change to our directors' share options. We are recommending this shorter vesting schedule for restricted share units because our research shows that companies whose securities are traded on United States stock exchanges have increasingly adopted one- or two-year vesting schedules for directors, and accordingly, our current three-year vesting schedule is out of step with the market and no longer competitive.
- We have historically made grants of restricted share units having a fair value of $125,000 to each newly appointed supervisory director upon his or her initial appointment to our Supervisory Board, as well as a share option having a fair value of $150,000, up to a maximum of 50,000 shares. After July 1, 2013, the equity compensation granted upon the election of new members to our Supervisory Board would no longer include restricted share units; newly elected supervisory directors would initially receive only share options. For clarity, this change would affect only the initial equity grant that a new supervisory director would receive upon his or her election, not the annual equity grant that he or she would receive thereafter for each year of service on the Supervisory Board. We are recommending this change because our research shows that our initial compensation package for newly elected supervisory directors is generous in comparison with our peers.

If our shareholders do not approve the proposed changes to our Supervisory Board compensation, then the current Supervisory Board compensation package would remain in place, and we would continue to compensate our supervisory directors as described in the section of this proxy statement entitled "Compensation of Supervisory Board Members."

Our Management Board and Supervisory Board recommend that you vote FOR the changes to the Supervisory Board compensation package to increase the cash compensation received by our supervisory directors.

PROPOSAL 10 — APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014. If this proposal is not approved by our shareholders at the annual meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP. We do not expect that Ernst & Young LLP will attend the annual meeting or be available to answer questions.

Our Management Board and Supervisory Board recommend that you vote FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2014.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended June 30, 2013 and June 30, 2012. The amounts reported for each fiscal year represent the fees and expenses for services rendered during the applicable fiscal year, regardless of when the fees and expenses were billed.

	Fiscal 2013	Fiscal 2012
Audit Fees(1)	$1,256,885	$1,310,741
Audit-Related Fees(2)	17,300	4,800
Tax Fees(3)	1,362,900	578,205
All Other Fees	—	—
Total Fees	$2,637,085	$1,893,746

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our financial statements for the years ended June 30, 2013 and 2012, statutory audits of Vistaprint N.V. and certain of our subsidiaries, quarterly reviews of our financial statements, and the audit of the effectiveness of internal control over financial reporting as promulgated by Section 404 of the U.S. Sarbanes-Oxley Act. The audit fees and expenses for fiscal 2012 include the audits of two acquisitions, including the related purchase accounting.

(2) Audit-related fees and expenses consisted of fees and expenses for services that are reasonably related to the performance of the audit and the review of our financial statements and that are not reported under "Audit Fees." These services relate principally to consultations regarding financial accounting and reporting matters and fees for access to certain online accounting reference applications.

(3) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services. Tax compliance services (assistance with tax returns, tax audits and appeals) accounted for $265,000 and $50,000 of the total tax fees in fiscal 2013 and 2012, respectively.

Audit Committee's Pre-approval Policy and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee may pre-approve services that are expected to be provided to Vistaprint by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to Vistaprint.

During fiscal 2013, no services were provided to Vistaprint by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

PROPOSAL 11 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

At the annual meeting, we are asking our shareholders to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, or CD&A, executive compensation tables, and accompanying narrative disclosures in this proxy statement. This is an advisory vote, meaning that this proposal is not binding on us, but our Compensation Committee values the opinions expressed by our shareholders and will carefully consider the outcome of the shareholder vote when making future compensation decisions for our named executive officers.

Please carefully read the CD&A section of this proxy statement, including the Executive Overview. As you cast your vote on this Proposal 11, we would like you to consider the following compensation program highlights, which are described in more detail in CD&A, and keep in mind that our executive compensation program has not changed significantly from fiscal 2012:

- During fiscal 2012, we reached out to our major shareholders to solicit their input on the proposed redesign of the long-term incentive compensation of our executive officers. In August 2013, we conducted a similar process because we believe that the 2012 collaboration with our major shareholders was successful and helped foster a better understanding and input into our compensation program by our shareholders. In the 2013 outreach process, we sought input from our major shareholders on the proposed changes to our Supervisory Board compensation, as described in Proposal 9 of this proxy statement, and also updated them on our ongoing executive compensation program, which has not changed significantly from fiscal 2012.
- We redesigned the long-term incentive compensation of our executive officers in fiscal 2012 to emphasize premium-priced share options with an exercise price of $50.00 per share, which was significantly higher than the fair market value of our ordinary shares on the grant dates. In addition, Robert Keane, our Chief Executive Officer, may not exercise these options unless our share price on NASDAQ is at least $75.00 on the exercise date. Because the value of these premium-priced options represents the total approximate value of all long-term incentive awards that Mr. Keane would have received over a four-year period and the total approximate value of all traditional share options that our other executive officers would have received over a four-year period, our Supervisory Board has passed resolutions that, until fiscal 2016 at the earliest, we will not grant any additional long-term incentive award in any form to Mr. Keane or any additional share options to our other current executive officers.
- As a result of our shareholders' feedback in our 2011 "say on pay" vote, our Compensation Committee decided that, after August 1, 2012, we will no longer include excess parachute payment tax gross-up provisions in the executive retention agreements that we enter into with our future executives.
- We pay our executive officers based on Vistaprint's performance. For fiscal 2013, 92% of our Chief Executive Officer's total compensation was at risk, including an annualized portion of his multi-year, premium-priced share options.

As required by Dutch law, we have a shareholder-approved Remuneration Policy that applies to our Management Board members, which you can find at *www.vistaprint.com*, and the compensation of our named executive officers is in accordance with the Remuneration Policy. This advisory vote on executive compensation does not amend the Remuneration Policy in any way.

In 2011, a majority of our shareholders voted to hold the advisory vote to approve our executive compensation on an annual basis. Therefore, we intend to put forth at each annual general meeting of shareholders an advisory vote on the compensation of our named executive officers for the immediately preceding fiscal year.

Our Management Board and Supervisory Board recommend that you vote FOR the approval of the compensation of our named executive officers, as described in this proxy statement.

OTHER MATTERS

Our Management Board and Supervisory Board do not know of any other matters that may come before the annual meeting. However, if any other matters are properly presented to the annual meeting, then, to the extent permitted by applicable law, the persons named as proxies may vote, or otherwise act, in accordance with their judgment on such matters.

INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS

Our Supervisory Board:

Our Supervisory Board currently consists of eight independent, non-employee supervisory directors.

Nominees for Members of our Supervisory Board whose terms expire at this 2013 Annual General Meeting:

JOHN J. GAVIN, Jr., ***Director since August 2006***

Mr. Gavin, age 58, served as Chief Financial Officer of BladeLogic, Inc., a provider of data center automation software, from January 2007 through June 2008, when it was acquired by BMC Software. Mr. Gavin also serves on the boards of Qlik Technologies Inc., a provider of business intelligence solutions; BroadSoft, Inc., a global provider of residential and business Voice over IP applications; and Varonis Systems, a provider of data governance solutions for unstructured data. From April 2004 through December 2006, Mr. Gavin was Chief Financial Officer of Navisite, Inc., a provider of information technology hosting, outsourcing and professional services. From 2001 to 2005, Mr. Gavin was a member of the Board of Directors of Ascential Software, which was acquired by IBM in April 2005. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, a consulting firm, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of computing equipment that was acquired by EMC Corporation, including serving as Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP, an accounting firm, in various accounting and audit positions including as Senior Manager in charge of multi-national audits. From February 2009 until its sale in August 2012, Mr. Gavin also served as a member of the board of directors of Consona Corporation, a privately held provider of customer relationship management and enterprise resource planning software and services. Mr. Gavin brings to the Supervisory Board his extensive experience as chief financial officer of several growing companies, as well as ten years as an independent auditor. Mr. Gavin is a certified public accountant.

GEORGE M. OVERHOLSER, ***Director since July 2004***

Mr. Overholser, age 53, has served as Chief Executive Officer and Co-Founder of Third Sector Capital Partners, an investment bank for nonprofit organizations since September 2010. He was Founder and Managing Director of NFF Capital Partners, an investment banking firm for nonprofit organizations, from August 2004 to September 2010. Mr. Overholser was the founder of North Hill Ventures, a venture capital firm, and served as its Senior Vice President from 1999 through June 2008. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One Financial Corporation, a company specializing in consumer lending. Mr. Overholser brings to the Supervisory Board his extensive experience of leading companies through periods of hyper-growth, as both a board member and an executive.

Members of our Supervisory Board whose terms will expire at our 2014 annual general meeting:

LOUIS R. PAGE, ***Director since September 2000***

Mr. Page, age 47, has served as President and General Partner of Window to Wall Street, Inc., a venture capital firm, since October 1995. Mr. Page has served on Vistaprint's Board since 2000 and brings to the Supervisory Board his deep knowledge of Vistaprint and its business, culture and history. Mr. Page is a chartered financial analyst. Mr. Page has notified us of his decision to resign from the Supervisory Board effective November 15, 2013.

RICHARD T. RILEY, ***Director since February 2005 and Chairman of the Supervisory Board since August 2009***

Mr. Riley, age 57, served in various capacities at LoJack Corporation, a publicly traded corporation and provider of tracking and recovery systems, during the period from 2005 until 2013, including Chairman of the Board of Directors from November 2006 to May 2012; Chief Executive Officer from November 2006 to February 2008 and again from May 2010 to November 2011; and President, Chief Operating Officer and a director from February 2005 through November 2006 and again from May 2010 to November 2011. Mr. Riley also serves on the board of Dorman Products, Inc., a publicly traded corporation and supplier of original equipment automotive replacement parts. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., a publicly traded corporation and provider of products and services to small businesses, most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley brings to the Supervisory Board his extensive experience of leading companies as chief executive officer and board member.

Members of our Supervisory Board whose terms will expire at our 2015 annual general meeting:

PETER GYENES, ***Director since February 2009***

Mr. Gyenes, age 68, has served as the Chairman of Sophos Plc, a global security software company, since May 2006 and as its Lead Independent Director since September 2012. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by IBM in April 2005. Mr. Gyenes also serves on the boards of Pegasystems Inc., a provider of business process management software and services; Intralinks Holdings, Inc., a provider of shared document and information exchanges; EnerNoc Inc., a provider of energy management solutions; and RealPage, Inc., a provider of property management software solutions for the multifamily industry. Mr. Gyenes previously served on the boards of Netezza Corporation, a provider of data warehouse appliances from February 2008 to November 2010 when it was acquired by IBM; Lawson Software, Inc., a provider of software and service solutions in the manufacturing, distribution, maintenance and service sector industries, from May 2006 to July 2011 when it was acquired by GGC Software Holdings, Inc.; Applix Inc., a provider of enterprise planning software that was acquired by Cognos and then IBM, from May 2000 to October 2007; BladeLogic Inc., a provider of data center automation software, from June 2006 to April 2008, when it was acquired by BMC Software; and webMethods Inc., a provider of software for process improvement that was acquired by Software AG, from May 2006 to May 2007. He is a trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes brings to the Supervisory Board his broad experience in leading companies as chief executive officer and board member and his deep expertise on executive compensation matters through his service on several compensation committees.

ERIC C. OLSEN, ***Director since March 2013***

Mr. Olsen, age 49, has served since August 1999 in various executive capacities at Lafarge, a publicly traded world leader in building materials with annual revenues of approximately €15 billion. His current role is Executive Vice President, Operations since September 2013, and immediately prior, he served as Executive Vice President, Organization and Human Resources since 2007. Mr. Olsen was previously Chief Executive Officer and Executive Vice President of Lafarge North America in the United States (formerly NYSE LAF), and President, Northeast Cement Region and Senior Vice President, Purchasing of Lafarge North America in Canada. Previously, Mr. Olsen served as a Partner at Trinity Associates, a management consulting firm, from 1993 to 1999. A certified public accountant, he started his career as a senior accountant at Deloitte & Touche in New York. Mr. Olsen holds a Bachelor of Science degree in finance and accounting from the University of Colorado, USA, and an MBA from the HEC international business school in Paris, France. Mr. Olsen brings to the Supervisory Board his varied executive experience in international business, his strong background in executive talent development and executive compensation, and his expertise in finance within an international business context.

Members of our Supervisory Board whose terms will expire at our 2016 annual general meeting:

PAOLO DE CESARE, ***Director since March 2013***

Mr. De Cesare, age 53, has served as Chief Executive Officer of Printemps Department Store Paris, a retailer dedicated to fashion and luxury brands with department stores in France, since September 2007. Previously, Mr. De Cesare served in various executive capacities at Procter & Gamble from 1983 to 2007, most recently as President of Procter & Gamble Global Skin Care and, prior to that, as Vice President of Procter & Gamble Far East and President Max Factor KK, the Cosmetic division of Procter in Japan. Mr. De Cesare also served on the board of Indesit Company, a publicly traded company and leading European manufacturer and distributor of domestic appliances, from 2009 until 2013. Mr. De Cesare earned his undergraduate degree in Business and Economics from Università degli Studi di Roma La Sapienza in Italy. Mr. De Cesare brings to the Supervisory Board his strong knowledge of brand and marketing strategy, his international business experience and perspective, and his operational, executive and board experience in a variety of roles worldwide.

MARK T. THOMAS, ***Director since November 2009***

Mr. Thomas, age 59, has served as a Founder and Partner of Monitor Clipper Partners, a middle market private equity firm, since December 1997 and also serves as a member of Monitor Clipper Partners' Investment Committee and as a director of several of its portfolio companies. In addition, Mr. Thomas was a co-founder of Monitor Company Group LP, a global marketing and strategy consulting firm, where he served in various leadership positions from 1983 to November 2012. In November 2012, Monitor Company Group LP entered into a Section 363 process under Chapter 11 of the U.S. Bankruptcy Code to sell its assets to Deloitte Consulting. The transaction was consummated in January 2013. Mr. Thomas brings to the Supervisory Board his extensive strategy, investment and international business experience, which includes 30 years of building companies, serving on boards and providing advice to top executives on strategic matters.

Our Management Board and Executive Officers:

Our Management Board consists of our five executive officers. All members of our Management Board serve for four-year terms.

ROBERT S. KEANE, ***President, Chief Executive Officer, and Chairman of the Management Board***

Mr. Keane, age 50, is the founder of Vistaprint and has served as our President and Chief Executive Officer since he founded Vistaprint in January 1995. Mr. Keane served as the Chairman of our Board of Directors from January 1995 to August 2009 and was appointed Chairman of the Management Board in September 2009. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing. Mr. Keane earned his Bachelor of Arts in economics from Harvard College in 1985 and his Masters of Business Administration from INSEAD in Fontainebleau, France in 1994. Mr. Keane's term as a member of our Management Board expires at this annual meeting.

KATRYN "TRYNKA" S. BLAKE (née Shineman), ***Executive Vice President, Global Marketing and Chief Customer Officer***

Ms. Blake, age 39, has served as Executive Vice President, Global Marketing since July 2012 and as Chief Customer Officer since June 2011. Prior to assuming her current roles, Ms. Blake served as President of Vistaprint's North American business unit from November 2010 to June 2012, as Chief Marketing Officer of our North American business unit from April 2008 to November 2010, and in a variety of marketing positions since joining Vistaprint in March 2004 as Director, Marketing. Before joining Vistaprint, she served as a director and senior manager for PreVision Marketing since 1996. Ms. Blake holds a Bachelor of Arts in psychology from Cornell University and a Masters of Business Administration degree from Columbia Business School. Ms. Blake's term as a member of our Management Board expires at our 2015 annual general meeting.

HAUKE K.U. HANSEN, ***Senior Vice President and Chief Manufacturing Officer***

Dr. Hansen, age 44, has served as our Senior Vice President, Manufacturing and Supply Chain and Chief Manufacturing Officer since July 2012. Prior to his current role, Dr. Hansen led our Manufacturing and Supply Chain Capabilities organization since May 2011 and was promoted to Senior Vice President in January 2012. He joined Vistaprint in May 2010 as Vice President European Print Operations and Plant Director of Vistaprint's Venlo production plant, serving in these roles until April 2011. Prior to joining Vistaprint, Dr. Hansen worked at ASML since January 2007 where he served as Senior Director for Build Operations, Manufacturing Engineering, Quality, New Product Introductions, and Industrial Engineering. In July 2000 he was an Associate of McKinsey's Duesseldorf Office and had become an Associate Principal by the time he left at the end of 2006. Dr. Hansen received a Ph.D. rer. nat. from the University of Konstanz in Physics. He is an officer of reserve of the German Navy and authored a book on Capex Excellence in 2009. Dr. Hansen's term as a member of our Management Board will expire at our 2016 annual general meeting.

DONALD R. NELSON, ***Executive Vice President, Capabilities and Chief Information Officer***

Mr. Nelson, age 45, has served as our Executive Vice President, Capabilities since July 1, 2012 and as our Chief Information Officer since May 2008. Mr. Nelson previously served as Senior Vice President of Capabilities Development from July 2006. Prior to joining Vistaprint, Mr. Nelson served as Chief Information Officer at Sapient, where he started in 1993 as a software engineer, then later as vice president before assuming the role of Chief Information Officer in 2001. Mr. Nelson received a Bachelor of Science in Computer Science from Gordon College. Mr. Nelson's term as a member of our Management Board expires at our 2015 annual general meeting.

ERNST J. TEUNISSEN, ***Executive Vice President and Chief Financial Officer***

Mr. Teunissen, age 47, has served as our Executive Vice President and Chief Financial Officer since March 2011. From October 2009 through February 2011, Mr. Teunissen served as our Vice President of Strategy. Before joining Vistaprint, Mr. Teunissen was a founder and director of two corporate finance and management consulting firms: Manifold Partners from May 2007 through September 2009 and ThreeStone Ventures Limited from June 2003 through September 2009. From August 1999 to February 2003, Mr. Teunissen served as an executive director in Morgan Stanley's Investment Banking Division in London. From February 1997 to July 1999, he was a senior associate director in Deutsche Bank's Investment Banking Division in London and Singapore. Mr. Teunissen holds a Master of Business Administration degree from the University of Oregon and a Bachelor of Business Administration from Nijenrode University, The Netherlands School of Business. Mr. Teunissen's term as a member of our Management Board will expire at our 2015 annual general meeting.

There are no family relationships among any of the supervisory directors and executive officers of Vistaprint. No arrangements or understandings exist between any supervisory director or any person nominated for appointment as a supervisory director and any other person pursuant to which such person is to be selected as a supervisory director or nominee for appointment as a supervisory director.

CORPORATE GOVERNANCE

Board Structure

We have a two-tiered board structure consisting of a Supervisory Board and a Management Board. The Supervisory Board consists of our independent, non-employee supervisory directors, and the Management Board consists of managing directors who are also our executive officers. The principal responsibility of the Supervisory Board is to oversee the Management Board and its management of Vistaprint and, in so doing, serve the best interests of Vistaprint and its stakeholders. The Supervisory Board is accountable to our shareholders. The principal responsibility of the Management Board is to manage Vistaprint, which means, among other things, that it is responsible for implementing Vistaprint's goals and strategy, managing Vistaprint's associated risk profile, operating Vistaprint's business on a day-to-day basis and addressing corporate social responsibility issues that are relevant to the enterprise. The Management Board is accountable to both the Supervisory Board and our shareholders.

Each of our Supervisory Board and Management Board has its own chairman. The Chairman of our Supervisory Board is Mr. Riley, an independent, non-employee supervisory director, and the Chairman of our Management Board is Mr. Keane, who is also our Chief Executive Officer and President.

Governance Guidelines

We believe that good corporate governance is important to ensure that Vistaprint is managed for the long-term benefit of our stakeholders, including but not limited to our shareholders. The Management Board and Supervisory Board have adopted Rules to assist each Board in the exercise of its duties and responsibilities and to serve the best interests of Vistaprint and our stakeholders. The Rules for each Board provide a framework for the conduct of each Board's business.

Among other things, the Rules for the Supervisory Board provide that:

- a majority of the members of the Supervisory Board must be independent directors, except as permitted by NASDAQ rules;
- the independent supervisory directors must meet at least twice a year in executive session;
- supervisory directors have full and free access to management and employees and, as necessary and appropriate, to hire and consult with independent advisors;
- all supervisory directors are expected to participate in a mandatory orientation program and continuing director education on an ongoing basis; and
- at least annually the Nominating and Corporate Governance Committee is required to oversee a self-evaluation of the Supervisory Board to determine whether the Supervisory Board and its committees are functioning effectively.

Among other things, the Rules for the Management Board provide that:

- the Management Board is responsible for managing Vistaprint, including implementing Vistaprint's aims and strategy, managing risks, operating the business on a day-to-day basis, and addressing corporate social responsibility issues that are relevant to the enterprise;
- the Management Board is responsible for determining that effective systems are in place for the periodic and timely reporting to the Supervisory Board on important matters concerning Vistaprint and its subsidiaries; and
- at least annually the Supervisory Board is required to conduct an evaluation of the Management Board to determine whether the Management Board is functioning effectively.

You can find our Rules for the Supervisory Board, our Rules for the Management Board, our Code of Business Conduct, our current articles of association, and the current charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee at *www.vistaprint.com* or by writing to:

Investor Relations
c/o Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA
Email: ir@vistaprint.com

In addition, the Dutch Corporate Governance Code, or Dutch Code, applies to Vistaprint. The Dutch Code emphasizes the principles of integrity, transparency, and accountability as the primary means of achieving good corporate governance. The Dutch Code includes certain principles of good corporate governance, supported by "best practice" provisions, and our Management Board and Supervisory Board agree with the fundamental principles of the Dutch Code. However, as a company whose ordinary shares are traded on NASDAQ, we are also subject to the corporate governance rules of the NASDAQ Stock Market and U.S. securities laws, and we may also choose to follow certain market practices that are common for NASDAQ-traded companies. Some of the U.S. corporate governance rules and market practices that we are required to or choose to follow conflict, in whole or in part, with the best practice provisions of the Dutch Code. As a result, we do not apply some of the Dutch best practice provisions. In accordance with the Dutch Code's compliance principle of "apply or explain," which permits Dutch companies to be fully compliant with the Dutch Code either by applying the Dutch best practices or by explaining why the company has chosen not to apply certain of the best practices, we are disclosing in our Dutch annual report that accompanies our Annual Accounts to what extent we do not apply provisions of the Dutch Code, together with the reasons for those deviations.

Code of Business Conduct

We have adopted a written code of business conduct that applies to our supervisory directors, officers, and employees, a current copy of which is posted on our website, *www.vistaprint.com*. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Determination of Independence

Under NASDAQ rules, supervisory directors qualify as "independent directors" only if, in the opinion of our Supervisory Board, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director. The Supervisory Board has determined that none of its members has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director and that all of its members are "independent directors" as defined under NASDAQ's Marketplace Rules.

In addition, our supervisory directors satisfy the criteria for independence under the Dutch Code.

Oversight of Risk

Under the Rules for the Supervisory Board, our Supervisory Board is responsible for reviewing the integrity of our internal control and management information systems, the main risks of our business, and the design and effectiveness of our internal risk management and control systems. As set forth in its charter, our Audit Committee assists the Supervisory Board in its review and oversight of risk by reviewing our policies with respect to risk assessment and risk management, including the guidelines and policies that govern the process by which our exposure to risk is handled. The Supervisory Board and Audit Committee regularly discuss with management our major risk exposures, their potential impact on Vistaprint, and the steps we take to manage them.

In addition, based on an internal risk assessment, we believe that any risks arising from our compensation programs for our employees are not reasonably likely to have a material adverse effect on Vistaprint.

Supervisory Director Nomination Process

The process that our Nominating and Corporate Governance Committee follows to identify and evaluate candidates for members of our Supervisory Board includes requests to supervisory directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Committee and the Supervisory Board.

In considering whether to recommend any particular candidate for inclusion in the Supervisory Board's slate of nominees, the Nominating and Corporate Governance Committee applies, among other things, the criteria for nominating supervisory directors set forth as an attachment to the Rules for the Supervisory Board. These criteria include among others the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest, and ability to act in the interests of all of Vistaprint's stakeholders. In addition, the Rules for the Supervisory Board specify that nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability, or any other basis proscribed by law and that the Nominating and Corporate Governance Committee and Supervisory Board should consider the value of diversity on the Supervisory Board. The Committee does not assign specific weights to particular criteria, and no particular criterion other than integrity and good character is a prerequisite for each prospective nominee.

We believe that the backgrounds and qualifications of our supervisory directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Supervisory Board to fulfill its responsibilities. Accordingly, the Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professions, skills and backgrounds. During fiscal 2013, the Committee engaged Egon Zehnder International, a recruiting firm, to assist the Committee in identifying, evaluating, and reaching out to potential candidates for the Supervisory Board, and as part of that effort, Egon Zehnder assisted us in recruiting Messrs. De Cesare and Olsen as supervisory directors.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential candidates for the Supervisory Board by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our ordinary shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands, with a copy to Chief Legal Officer, Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421 USA. If appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

If the Supervisory Board does not submit a binding nomination for a supervisory director position, then the shareholders represented at the general meeting may select a nominee. The shareholders may appoint such a nominee as a member of the Supervisory Board by the vote of at least two thirds of the votes cast at the meeting representing more than half of our share capital.

Supervisory Board Meetings and Committees

During fiscal 2013, our Supervisory Board met four times, and each of our supervisory directors attended 100% of the total number of meetings of the Supervisory Board and the committees of which such director was a member during the period of time he served on such committee. In addition, it is our policy that one or more of our supervisory directors should attend annual general meetings of shareholders to the extent practicable. One of our supervisory directors attended our 2012 annual general meeting of shareholders.

The Supervisory Board has standing Audit, Compensation, and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Supervisory Board. The Audit Committee must review the appropriateness of its charter at least annually, and the Compensation and Nominating and Corporate Governance Committees review their respective charters from time to time as they deem appropriate. Each committee must perform a self-evaluation at least annually. All members of all committees are non-employee supervisory directors, and the Supervisory Board has determined that all of the members of our three standing committees are independent as defined under NASDAQ's Marketplace Rules.

Audit Committee

The current members of our Audit Committee are Messrs. Gavin (Chair), Page, and Riley. Our Supervisory Board has determined that Mr. Gavin qualifies as an "audit committee financial expert" under SEC rules, and all three Audit Committee members meet the SEC's independence criteria for audit committee members. The Audit Committee's responsibilities include:

- retaining our independent registered public accounting firm, subject to shareholder ratification and approval;
- approving the compensation of, and assessing (or recommending that the Supervisory Board assess) the independence of, our registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm;

- coordinating the Supervisory Board's oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct;
- overseeing our internal audit function;
- establishing procedures for the receipt, retention and treatment of accounting-related complaints and concerns;
- reviewing and approving any related person transactions;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report included in this proxy statement.

The Audit Committee met ten times during fiscal 2013.

Compensation Committee

The current members of the Compensation Committee are Messrs. Overholser (Chair), Gyenes, Olsen, and Page. The Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to the Supervisory Board with respect to, the compensation of our Chief Executive Officer and our other executive officers;
- overseeing and coordinating the evaluation of our Chief Executive Officer;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the Supervisory Board with respect to supervisory director compensation;
- reviewing and discussing with management the Compensation Discussion and Analysis section of the proxy statement and considering whether to recommend to the Supervisory Board that the Compensation Discussion and Analysis be included in the proxy statement; and
- preparing the Compensation Committee report included in this proxy statement.

The Compensation Committee met four times during fiscal 2013.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Thomas (Chair), De Cesare, Gyenes, and Riley. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become Supervisory Board members;
- recommending to the Supervisory Board the persons to be nominated for appointment as members of the Supervisory Board and the Management Board and to each of the Supervisory Board's committees;
- overseeing an annual review by the Supervisory Board with respect to succession planning for the Chief Executive Officer and other executive officers;
- overseeing an annual evaluation of the Supervisory Board, the Management Board and all committees of the Supervisory Board to determine whether each is functioning effectively; and
- reviewing and assessing the adequacy of the Rules of the Supervisory Board and of the Management Board.

The Nominating and Corporate Governance Committee met four times during fiscal 2013.

Report of the Audit Committee

The Audit Committee has reviewed Vistaprint's audited financial statements for the fiscal year ended June 30, 2013 and has discussed these financial statements with Vistaprint's management and Ernst & Young LLP, our independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, Ernst & Young LLP various communications that Ernst & Young LLP is required to provide to the Audit Committee, including the matters required to be discussed by AICPA, Professional Standards, Vol. 1, AU section 380, as adopted by the Public Company Accounting Oversight Board, or PCAOB in Rule 3200T.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Communicating with Audit Committees Concerning Independence), as modified or supplemented. The Audit Committee has discussed with the independent registered public accounting firm its independence from Vistaprint. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading "Independent Registered Public Accounting Firm Fees and Other Matters" under Proposal 10 is compatible with maintaining the independence of our registered public accounting firm.

Based on its discussions with, and its review of the representations and information provided by, management and Ernst & Young LLP, the Audit Committee recommended to the Supervisory Board that the audited financial statements be included in Vistaprint's Annual Report on Form 10-K for the fiscal year ended June 30, 2013. The Audit Committee and Supervisory Board also have selected, subject to appointment by the shareholders, Ernst & Young LLP as Vistaprint's independent registered public accounting firm for the fiscal year ending June 30, 2014.

This Audit Committee Report is not incorporated by reference into any of our previous or future filings with the SEC, unless any such filing explicitly incorporates this Report.

Audit Committee of the Supervisory Board
John J. Gavin, Jr., *Chairman*
Louis R. Page
Richard T. Riley

Certain Relationships and Related Transactions

Policies and Procedures for Related Person Transactions

We have a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are a participant, the amount involved exceeds $25,000, and a related person has a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. A related person is any person who is or was a Vistaprint executive officer or member of our Management Board or Supervisory Board at any time since the beginning of our most recently completed fiscal year, the beneficial holder of more than 5% of any class of our voting securities, or an immediate family member of anyone described in this sentence.

All potential related person transactions that we propose to enter into must be reported to our Chief Legal Officer (CLO) or Chief Accounting Officer (CAO), who will determine whether each reported transaction qualifies as a related person transaction. If so, then the CLO and CAO will submit the transaction for review and approval by our Audit Committee. If our CLO and CAO determine that advance approval of a related person transaction by the full Audit Committee is not practicable under the circumstances, then they will submit the transaction to the Audit Committee chair for review and approval, and the full Audit Committee will review and ratify the related person transaction at the next Committee meeting.

In addition, the Audit Committee will review annually any previously approved or otherwise already existing related person transaction that is ongoing in nature to ensure that such related person transaction has been conducted in accordance with the Audit Committee's previous approval, if any, and that all required disclosures regarding the related person transaction are made.

When considering a proposed related person transaction, the Audit Committee will review and consider, to the extent appropriate for the circumstances:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee will review all relevant information available to it about the related person transaction. The Audit Committee may approve or ratify the related person transaction only if the Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

In addition, under Dutch law, any member of our Supervisory Board or Management Board who has a conflict of interest is required to disclose that conflict to the Chairman of the Supervisory Board and to abstain from voting on any resolution involving, or participating in any board discussion of, the conflict.

Related Person Transaction

During fiscal 2013, there was one related person transaction, as defined under SEC rules: Katryn Blake's brother-in-law has been an employee of Vistaprint since 2007, and he received cash compensation of approximately $161,000 for fiscal 2013. The Audit Committee has reviewed this relationship and concluded that it is not inconsistent with our best interests and does not constitute a conflict of interest.

Communicating with the Supervisory Board

Our Supervisory Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The chair of the Nominating and Corporate Governance Committee, with the assistance of Vistaprint's Chief Legal Officer, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other supervisory directors as its members consider appropriate.

The chair of the Nominating and Corporate Governance Committee will forward communications to all supervisory directors if the communications relate to substantive matters and include suggestions or comments that he considers to be important for the supervisory directors to know. In general, the chair is more likely to forward communications relating to corporate governance and corporate strategy than communications relating to ordinary business affairs, personal grievances, and matters as to which Vistaprint may receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to our Supervisory Board should address such communications to:

Supervisory Board
c/o Corporate Secretary
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Overview

Our success depends on our ability to attract and retain top talent in a competitive marketplace, and to motivate that talent to achieve outstanding short- and long-term performance. Accordingly, our Compensation Committee, which oversees the compensation program of our executive officers, designed an executive compensation program that is intended to:

- provide an overall level of compensation that is competitive with the compensation levels of companies of similar size, complexity, revenue, and growth potential to Vistaprint;
- reflect the desired caliber, level of experience, and performance of our executive team; and
- pay commensurate with Vistaprint's performance, with total compensation weighted heavily toward performance-based compensation that is tied to operating or stock performance.

Shareholder engagement. At our 2011 annual general meeting of shareholders, our shareholders voted in favor of our executive compensation program for fiscal 2011 by a slim margin, with 50.4% of votes cast in favor of the compensation program. By contrast, at our 2012 annual general meeting of shareholders, our executive compensation program for fiscal 2012 received 97.1% approval from our shareholders. We believe that two major contributing factors to this dramatic increase in our shareholder approval levels were the collaborative process in which we reached out to our major shareholders in fiscal 2012 and our decision, based on shareholder feedback at the 2011 annual general meeting, not to provide excess parachute payment tax gross-up provisions in future agreements with our executives, as described below. Based on our shareholders' feedback in the collaborative outreach process and our compensation philosophy, in fiscal 2012 we redesigned the long-term incentive compensation of our executive officers to emphasize premium-priced share options, as described below. In August 2013, we conducted a similar collaborative process in which we once again reached out to our major shareholders to seek input on the proposed changes to our Supervisory Board compensation, as described in Proposal 9 of this proxy statement, and also to update them on our ongoing executive compensation program, which has not changed significantly from fiscal 2012.

Redesign of our long-term compensation program. Based on our pay-for-performance compensation philosophy, feedback from the Committee's independent compensation consultant (Towers Watson), and our shareholders' suggestions from the outreach process described above, the Compensation Committee redesigned the long-term incentive component of our executive compensation program in late fiscal 2012. As a result of this redesign, we granted to our executive officers multi-year, premium-priced share options designed to increase the emphasis on Vistaprint's long-term performance and our five-year growth strategy using share price as the primary performance metric, and we did not grant any long-term cash incentive awards to our executive officers for fiscal 2013. The Compensation Committee believes that the premium-priced share options provide strong alignment of performance-based compensation with long-term shareholder value creation, significant downside risk for the executives if Vistaprint performs poorly, and significant upside potential if Vistaprint performs well, through the following features:

- The options have an exercise price of $50.00 per share, which was significantly higher than the closing price of Vistaprint's ordinary shares on NASDAQ on the grant dates. The Compensation Committee chose this exercise price in part because it is higher than the highest of the three-, six-, and twelve-month trailing averages of Vistaprint's share price on NASDAQ as of the July 28, 2011 public announcement of our five-year growth strategy. This premium exercise price ensures that Vistaprint's executives do not realize returns on these awards until the effectiveness of our five-year strategy is reflected by our share price being higher than those three-, six-, and twelve-month trailing averages.
- Robert Keane, our Chief Executive Officer, has an additional share price hurdle before he can realize any returns from his premium-priced options, which is that, in addition to the vesting schedule described below, he can exercise his options only on dates when the high price per share of Vistaprint's ordinary

shares on NASDAQ is at least $75.00, representing a 50% or greater shareholder return above Vistaprint's share price before the July 28, 2011 strategy announcement.

- To emphasize long-term performance, the options vest over seven years. They have an eight-year term.
- The aggregate value of Mr. Keane's options granted in May and August 2012 represents the total approximate value of all long-term incentive awards of any kind that Vistaprint would have granted to Mr. Keane over a four-year period, and our Supervisory Board has passed resolutions that Vistaprint shall not grant any additional long-term incentive award in any form (including equity or long-term cash awards) to Mr. Keane until fiscal 2016 at the earliest.
- The value of the option granted to each of our other executive officers represents the total approximate value of all traditional share options that Vistaprint would have granted to each executive officer over a four-year period, and our Supervisory Board has passed resolutions that Vistaprint shall not grant any additional share options to our current executive officers until fiscal 2016 at the earliest.

Discontinuation of certain pay practices. Some of our major shareholders consider the inclusion of excess parachute payment tax gross-up provisions in our executive retention agreements with our executives to be a problematic pay practice. Accordingly, our Compensation Committee decided that, after August 1, 2012, we will no longer include such tax gross-up provisions in the executive retention agreements that we enter into with our future executives.

Pay for performance. The total compensation package for our executive officers is weighted heavily toward compensation based on Vistaprint's operating and share price performance. For fiscal 2013, our Chief Executive Officer had 92% of his total compensation at risk through our cash and equity incentive programs, including an annualized portion of his multi-year, premium-priced share options. Our annual and long-term cash incentive programs are dependent on Vistaprint's revenue and earnings per share performance, while our equity incentive programs are dependent on the performance of our share price. Attainment of the annual and long-term cash incentives are based on financial goals that the Compensation Committee believes are highly challenging, but achievable.

Compensation Committee Approach

In determining the compensation of our executive officers, our Compensation Committee takes into account the analysis and recommendations of the Committee's independent compensation consultant (currently Towers Watson), data from the "primary" comparison peer group described below, published compensation survey data, and detailed tally sheets summarizing our executive officers' current and historical compensation. The Compensation Committee generally seeks to pay our executives total compensation (including base salary, annual cash incentive, and long-term incentive awards) at the 75th percentile of our primary peer group for extraordinary performance and then applies its own discretion to take into account any other factors it may deem relevant in any given fiscal year, such as general economic conditions, the internal equity of compensation among our executives, each executive's experience and role, and individual performance. The Committee does not assign specific weights to particular factors but considers them together in determining compensation. The Committee also reviews forecasts of compensation trends that may be applicable to us in the future using a second "aspirational" comparison peer group that assumes annual revenues, industry, growth rates, and market capitalizations comparable to Vistaprint in the future if Vistaprint were to achieve its current business objectives.

With Towers Watson's assistance, our Compensation Committee engages in a rigorous process each year to develop a "primary" comparison peer group consisting of publicly traded firms that have characteristics that are currently comparable to Vistaprint or comparable to where Vistaprint expects to be in the near future. Through a multi-step process, the Committee considers a robust number of companies for inclusion in our peer group, including the consideration of, among other attributes, each company's ownership structure, industry groupings (including Global Industry Classification Standards), annual revenue, and other financial metrics, as well as comparable companies identified on the Dow Jones and Institutional Shareholder Services lists. For fiscal 2013, the initial financial criteria for the primary comparison peer group included annual revenue in the range of $1.1 billion to $3.0 billion, and market capitalization between $1.3 billion and $3.4 billion. The Compensation

Committee also considered companies with high growth and in the same general industry as Vistaprint. Each year, the Compensation Committee updates the peer group selection criteria and the members of the primary peer group to add new companies that meet the criteria and remove companies that no longer meet the criteria or that were acquired or ceased doing business. For fiscal 2013, the primary peer group consisted of the following 22 companies:

AOL Inc.
Cadence Design Systems Inc.
Compuware Corporation
CoreLogic, Inc.
Deluxe Corporation
DST Systems Inc.
Genpact Ltd.
Global Payments Inc.
IAC/InterActiveCorp.
Jack Henry & Associates Inc.
Lender Processing Services, Inc.
Logitech International SA
Monster Worldwide, Inc.
Open Text Corp.
Parametric Technology Corporation
Sohu.com Inc.
Solera Holdings Inc.
TIBCO Software Inc.
Total System Services, Inc.
ValueClick, Inc.
VeriFone Systems, Inc.
Zebra Technologies Corporation

The Compensation Committee engages independent compensation consultants and manages the relationship with these firms. During fiscal 2013, the Committee engaged Towers Watson to provide the compensation consulting services described below, and Towers Watson did not provide any other services to Vistaprint besides compensation consulting services:

- Competitive analysis and recommendations to the Compensation Committee with respect to the compensation of our executive officers;
- Competitive analysis and recommendations to our Compensation Committee with respect to the compensation of members of our Supervisory Board;
- Competitive analysis and recommendations to our Compensation Committee and Chief Executive Officer with respect to the compensation of members of our senior management team who are not executive officers; and
- Detailed equity utilization analysis comparing the number of shares that Vistaprint grants per year pursuant to equity compensation awards and the number of shares subject to outstanding equity compensation awards and available for grant under our equity compensation plans with both our primary and aspirational peer groups, to assist the Compensation Committee in setting our practices of granting equity to our employees.

Compensation Components for Executives

The principal elements of our compensation program for our executive officers are the following:

- Base salary
- Annual cash incentive awards, which reward executives based on Vistaprint's achievement of shorter-term financial performance goals for the current fiscal year
- Long-term incentive awards, which may include long-term cash incentives, share options, and restricted share units, which reward executives based on Vistaprint's achievement of longer term financial objectives and the creation of value for our shareholders as reflected in our share price
- Standard health and welfare benefits that are applicable to all of our employees in each executive's geographic location
- Expatriate benefits for our executives who are assigned to work in geographic locations outside of their home countries

In addition, we have severance and change in control arrangements with our executives.

Under our pay-for-performance philosophy, the compensation of our employees at higher levels in the organization is generally more heavily weighted towards variable compensation based on our performance, and base salary generally accounts for a smaller portion of these employees' total compensation packages. Conversely, employees at lower levels in the organization generally receive more of their compensation in the form of base salary and less in the form of variable compensation. In accordance with this philosophy, the Compensation Committee initially allocates the compensation of our executive officers within the percentiles listed below, and then may use its discretion to adjust each executive officer's compensation to reflect other factors such as general economic conditions, the internal equity of compensation among our executives, and the executive's experience, role, and performance.

- Base salary of Mr. Keane, our Chief Executive Officer, at the 25th percentile of our primary peer group
- Base salaries of our other executive officers at the 35th – 40th percentile of our primary peer group and published compensation surveys
- Annual cash compensation (base salary and annual cash incentive) of all executive officers including Mr. Keane at the 50th percentile of our primary peer group and published compensation surveys
- Total compensation (base salary, annual cash incentive, and long-term incentive awards) of all executive officers including Mr. Keane at the 75th percentile of our primary peer group and published compensation surveys

Base Salary

The Compensation Committee increased Mr. Keane's base salary by 6% from fiscal 2012 to fiscal 2013 to maintain his salary at the 25th percentile of our primary peer group. The Committee modestly increased our other named executive officers' salaries by 2-5% to maintain their salaries at the 35th – 40th percentile of our primary peer group and published compensation surveys and also to reflect each executive's performance and internal equity with other Vistaprint executives. You can find more information on our named executive officers' salaries in the Summary Compensation Table below.

Looking ahead to fiscal 2014, the Compensation Committee has decided not to increase Mr. Keane's cash compensation, consisting of base salary and an annual cash incentive award, over his fiscal 2013 levels in order to maintain his annual cash compensation level at the 50th percentile of our primary peer group as described above.

Annual Cash Incentive Awards

The Compensation Committee grants annual cash incentive awards to our executive officers to provide an incentive to executives to achieve financial goals that are tied to the current fiscal year. For fiscal 2013, the Compensation Committee changed the structure of the annual cash incentives to emphasize revenue over earnings per share, or EPS, in alignment with Vistaprint's strategic goal to grow its revenue, in contrast to previous years when annual cash incentive awards were based 50/50 on revenue goals and EPS goals for each fiscal year. As a result of this change, the fiscal 2013 annual cash incentives are based 90% on Vistaprint's achievement of full-year constant currency revenue goals and 10% on Vistaprint's achievement of full-year EPS goals determined by the Compensation Committee based on our annual budget approved by the Supervisory Board. The Compensation Committee believes these goals are highly challenging but achievable. For purposes of calculating these annual incentives, the Compensation Committee defines "constant currency revenue" as consolidated net revenue for Vistaprint and its subsidiaries for the fiscal year, adjusted to use the same currency exchange rates as set forth in Vistaprint's budget for the fiscal year. "Earnings per share" is defined as EPS on a diluted basis for the results of Vistaprint's operations on a consolidated basis for the fiscal year, calculated in accordance with U.S. GAAP with some exclusions for income or expenses relating to certain specific events that the Committee believes would introduce inaccurate reflections of management-driven performance.

As set forth in the fiscal 2013 annual award agreements with our executive officers, the calculation of the actual amount to be paid for the annual cash incentives was as follows:

- The annual incentive payout was a percentage of the fiscal 2013 target award for each executive, listed in the table below, where the payout percentage equals the greater of:

(x) -7.5714 + (7.7143 X Revenue Percentage) + (0.8571 X EPS Percentage); or

(y) -22.0769 + (20.7692 X Revenue Percentage) + (2.3077 X EPS Percentage)

The Revenue Percentage and EPS Percentage were calculated by dividing the actual amounts for the fiscal year by the goals determined by the Compensation Committee.

- If either (1) Vistaprint's actual constant currency revenue for fiscal 2013 were less than 92.5% of the goal, or (2) actual EPS for fiscal 2013 were less than 80% of the goal, then the total annual cash incentive payout would be zero even if the other goal were achieved.
- The fiscal 2013 payout percentage was capped at a maximum of 200%.

Fiscal 2013 Annual Cash Incentives

For the fiscal 2013 annual cash incentive awards, Vistaprint's constant currency revenue was $1.152 billion, which fell short of our constant currency revenue goal of $1.225 billion, and its EPS was $0.854, which was a significant overachievement of our EPS goal of $0.56 - $0.64 (calculated using $0.60 as the target). Based on the 90/10 weighting of these two goals and in accordance with the formula set forth above, this level of achievement yielded a payout percentage of 90.3% of the executives' targets.

The following table sets forth the target and actual annual cash incentives for our named executive officers for fiscal 2013. The Compensation Committee set Mr. Keane's fiscal 2013 target annual incentive at a level to maintain his annual cash compensation (base salary plus annual cash incentive) at the 50th percentile of our primary peer group. The Compensation Committee determined the fiscal 2013 target annual incentives of our other executive officers based on its philosophy of setting their annual cash compensation at the 50th percentile of our primary peer group and published compensation surveys, and also to reflect each executive's performance and internal equity with other Vistaprint executives.

Name	Target Annual Incentive ($)	Actual Annual Incentive Paid ($)
Robert S. Keane	€ 756,000	€ 682,668
Katryn S. Blake	$ 305,000	$ 275,415
Hauke K.U. Hansen	CHF 90,000	CHF 81,270
Donald R. Nelson	$ 210,000	$ 189,630
Ernst J. Teunissen	€ 245,000	€ 221,235

Long-Term Incentive Program

Our long-term incentive program is designed to focus our executives and employees on long-term performance and value creation for the company and our shareholders. The Compensation Committee, with recommendations from our independent compensation consultant, determines the mix among our three long-term incentive vehicles — which may include share options, restricted share units, and long-term cash incentives — for our executives and employees.

Share Options and Restricted Share Units for Executives

The Compensation Committee believes that granting equity awards is an effective way to motivate our executives to manage the company in a manner that is consistent with the long-term interests of both the company and our shareholders, with equity awards generating greater returns for our executives and employees as our share price increases. Our share options and restricted share units also provide us with an important retention tool, as the equity grants vest over a multiple-year period only if the executive continues to be employed by us on each vest date.

As part of the Compensation Committee's redesign of our long-term executive compensation program in fiscal 2012, which involved the grant to our executive officers of multi-year, premium-priced share option awards, our Supervisory Board adopted resolutions that, until fiscal 2016 at the earliest, we will not grant any additional long-term incentive award in any form to Mr. Keane or any additional share options to our other current executive officers. Accordingly, we did not grant any new share options to our executive officers, although the value of Mr. Keane's fiscal year 2012 share option award was divided into two parts that were granted separately in each of our fiscal years 2012 and 2013 for purposes of complying with a share limitation set forth in our 2011 Equity Incentive Plan, and Dr. Hansen was not an executive officer during fiscal 2012 and therefore received his premium-priced share option in fiscal 2013 at the same time as our other Senior Vice Presidents.

Consistent with the redesign of our long-term executive compensation program described above, in fiscal 2013, we granted restricted share units to all of our executive officers other than Robert Keane. The restricted share units vest over four years, and each unit that vests is automatically converted into an ordinary share of Vistaprint on a one-to-one basis.

In general, we grant equity awards to our executive officers annually at the regularly scheduled meeting of the Compensation Committee held in the fourth quarter of each fiscal year. Accordingly, grants made in fiscal 2013 were approved at the May 2013 Compensation Committee meeting. We typically grant equity awards to employees who are not executive officers during our first fiscal quarter after the conclusion of our annual performance review cycle.

Long-Term Cash Incentive Compensation

The Compensation Committee did not grant any new long-term cash incentive awards to our executive officers in fiscal 2013, in keeping with the 2012 redesign of our long-term incentive program to emphasize premium-priced share options. In the past, the Compensation Committee has granted long-term cash incentive awards to reflect our pay-for-performance culture and philosophy, enhance our ability to manage the number of shares available under our equity compensation plans, and balance the focus on share price appreciation created through equity awards with cash awards based on the achievement of financial metrics that drive long-term company and shareholder value creation. Long-term cash incentive awards granted during previous fiscal years were payable for fiscal 2013 based on fiscal 2013 performance goals.

Each long-term cash incentive award granted in previous fiscal years has a performance cycle of four fiscal years, and each executive officer is eligible to receive 25% of his or her total award for each fiscal year in the performance cycle. At the beginning of each four-year performance cycle, the Compensation Committee developed performance goals for each fiscal year within that specific cycle. We granted long-term cash incentive awards to our named executive officers in fiscal years 2010, 2011, and 2012 with performance goals based on Vistaprint's achievement of EPS targets for each fiscal year expressed as:

- a lowest (minimum) EPS dollar value for each fiscal year corresponding to a percentage payout of 50% of each executive's target for that year,
- a medium EPS dollar value for each fiscal year corresponding to a percentage payout of 100% of each executive's target for that year, and
- a highest (stretch goal) EPS dollar value corresponding to a percentage payout between 130% and 250% (depending on the year) of each executive's target for that year.

"Earnings per share" is defined as EPS on a diluted basis for the results of Vistaprint's operations on a consolidated basis for the fiscal year, calculated in accordance with U.S. GAAP with some exclusions for income or expenses relating to certain specific events that the Committee believes do not accurately reflect management-driven performance. We measure performance on an annual basis and make payments for each fiscal year in the performance cycle based on the level of goal achievement for that fiscal year.

If Vistaprint's adjusted EPS is less than the lowest (minimum) goal for a fiscal year, then our executive officers receive no payout for that performance period. If Vistaprint's adjusted EPS is equal to or higher than the highest (stretch) EPS goal, then our executives receive the percentage payout for achievement of the highest EPS goal. If Vistaprint's adjusted EPS is greater than or equal to the lowest EPS goal but less than the EPS highest goal for a performance period, then the percentage payout for that performance period is equal to:

- the payout threshold percentage for the highest EPS target achieved with respect to the applicable performance period, plus

- a number calculated as follows: (A) a percentage equal to a fraction, the numerator of which equals the amount by which adjusted EPS exceeded such applicable EPS goal and the denominator of which equals the difference between the next highest EPS goal that was not achieved and the highest EPS goal achieved, multiplied by (B) the difference between the payout threshold percentage for the next highest EPS goal that was not achieved and the payout threshold percentage for the highest EPS goal achieved.

Long-Term Cash Incentives Relating to Fiscal 2013 Performance

Our adjusted EPS for fiscal 2013 was $1.516, which was $0.662 higher than our $0.854 EPS calculated in accordance with U.S. GAAP. The Compensation Committee calculated the adjusted EPS in accordance with the long-term cash incentive awards of our executive officers by excluding from our U.S. GAAP EPS (1) $0.381 of losses, expenses, and amortization realized in fiscal 2013 relating to our acquisitions of AlbumPrinter Holding B.V. and Webs, Inc. in fiscal 2012, (2) $0.090 of losses and expenses relating to our investment in Namex Limited in fiscal 2013, and (3) $0.191 of share-based compensation expense relating to the premium-priced share options granted to our executives and management team. This actual adjusted EPS of $1.516 compared to the fiscal 2013 performance goals of the long-term incentive cash awards granted to our executive officers as follows:

2010-2013 Awards Granted in Fiscal 2010. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2010, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2010, 2011, 2012 and 2013 based on our achievement of EPS goals for each fiscal year. The EPS goals for the 2010-2013 awards were determined before we launched our five-year growth strategy in July 2011, which includes increased investments in our business that we expect to result in lower EPS in the earlier fiscal years of the strategy. The Compensation Committee decided not to reduce the fiscal 2013 EPS goals in the 2010-2013 awards to accommodate the five-year strategy. Accordingly, because our adjusted fiscal 2013 EPS was below our lowest EPS goal for fiscal 2013 of $1.77 under these 2010-2013 awards, the executive officers were not eligible for any payment for 2013 under the awards.

2011-2014 Awards Granted in Fiscal 2011. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2011, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2011, 2012, 2013 and 2014 based on our achievement of EPS goals for each fiscal year. The EPS goals for the 2011-2014 awards were determined before we launched our five-year growth strategy in July 2011, which includes increased investments in our business that we expect to result in lower EPS in the earlier fiscal years of the strategy. The Compensation Committee decided not to reduce the fiscal 2013 EPS goals in the 2011-2014 awards to accommodate the five-year strategy. Accordingly, because our adjusted fiscal 2013 EPS was below our lowest EPS goal for fiscal 2013 of $2.03 under these 2011-2014 awards, the executive officers were not eligible for any payment for 2013 under the awards.

2012-2015 Awards Granted in Fiscal 2012. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2012, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2012, 2013, 2014, and 2015 based on our achievement of EPS goals for each fiscal year. As set forth in the 2012-2015 award agreements with our executive officers, our EPS goals were as follows:

- Our lowest EPS goal for fiscal 2013 was $1.11, which would have resulted in a payout of 50% of the named executive officers' targets for that year;
- Our medium EPS goal for fiscal 2013 was $1.30, which would have resulted in a payout of 100% of the named executive officers' targets for that year; and
- Our highest EPS goal was $1.50, which would have resulted in a payout of 160% of the named executive officers' targets for that year.

Our adjusted fiscal 2013 EPS of $1.516 was above our highest EPS goal under these 2012-2015 awards, so we paid 160% of target levels to our named executive officers based on the formula set forth in their agreements, as follows:

Name	2012-2015 Awards	
	Target Fiscal 2013 Incentive ($)	Actual Fiscal 2013 Incentive Paid (160% of Target) ($)
Robert S. Keane	$142,500	$228,000
Katryn S. Blake	93,750	150,000
Hauke K.U. Hansen	41,250	66,000
Donald R. Nelson	75,000	120,000
Ernst J. Teunissen	93,750	150,000

Benefit Programs

The Compensation Committee believes that all employees based in the same geographic location should have access to similar levels of health and welfare benefits, and therefore our executive officers receive the same health and welfare benefits, including medical, dental, vision, and disability plans, group life and accidental death and disability insurance and other benefit plans, as those offered to other employees in their location. U.S. based employees may also participate in a 401(k) plan that provides a company match of up to 50% on the first 6% of the participant's eligible compensation that is contributed, subject to certain limits under the Code, with company matching contributions vesting over a four-year period. We also provide customary pension plans to our European employees, including a pension plan for our employees in Switzerland, including Dr. Hansen, that complies with the requirements of Swiss law. Vistaprint and each Swiss employee contribute to the Swiss pension plan on a sliding scale based on each employee's age from 7% to 18% of the employee's salary, with the employee contributing 33% of such amount and Vistaprint contributing 67%.

Perquisites

In general, executives are not entitled to benefits that are not otherwise available to all other employees who work in the same geographic location. We do, however, from time to time enter into arrangements with some of our named executive officers to reimburse them for living and relocation expenses relating to their work outside of their home countries. You can find more information about these arrangements in the Summary Compensation Table of this proxy statement.

Executive Retention and Other Agreements

We have entered into executive retention agreements with all of our executive officers. Under the executive retention agreements, if we terminate an executive officer's employment without cause (as defined in the agreements) or the executive terminates his or her employment for good reason (as defined in the agreements) before a change in control of Vistaprint or within one year after a change in control (as defined in the agreements), then the executive is entitled to receive:

- A lump sum severance payment equal to two years' salary and bonus, in the case of Mr. Keane, or one year's salary and bonus, in the case of the other executive officers. These severance payments are based on the executive's then current base salary plus the greater of (1) the target bonus for the then current fiscal year, or (2) the target bonus for the then current fiscal year multiplied by the average actual bonus payout percentage for the previous three fiscal years.
- With respect to any outstanding annual incentive award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current fiscal year until the date of termination, of his or her target incentive for the fiscal year multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the fiscal year, this pro rata portion is capped at the actual amount of annual incentive that the executive would have received had he or she remained employed by Vistaprint through the end of the fiscal year.

- With respect to any outstanding multi-year award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current performance period until the date of termination, of his or her mid-range target incentive for the then current performance period multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the applicable performance period, this pro rata portion is capped at the actual amount of incentive for the performance period that the executive would have received had he or she remained employed by Vistaprint through the end of the performance period.
- The continuation of all other employment-related benefits for two years after the termination in the case of Mr. Keane, or one year after the termination in the case of our other executive officers.

The executive retention agreements also provide that, upon a change in control of Vistaprint, all equity awards granted to each executive officer will accelerate and become fully vested; each executive's multi-year incentive awards under our Performance Incentive Plan will accelerate such that the executive will receive the mid-range target bonus for the then current performance period and each performance period after the change in control; and each executive will receive a pro rata portion, based on the number of days in the fiscal year before the change in control, of his or her target annual incentive award for that fiscal year.

In addition, if after a change in control Vistaprint's successor terminates the executive without cause, or the executive terminates his or her employment for good reason (as defined in the agreements), then each of the executive's equity awards remains exercisable until the earlier of one year after termination or the original expiration date of the award. If an executive is required to pay any excise tax pursuant to Section 280G of the Code as a result of compensation payments made to him or her, or benefits obtained by him or her (including the acceleration of equity awards), resulting from a termination or change in ownership or control of Vistaprint, we are required to pay the executive an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment. However, if reducing the executive's compensation payments by up to $50,000 would eliminate the requirement to pay an excise tax under Section 280G of the Code, then Vistaprint has the right to reduce the payment by up to $50,000 to avoid triggering the excise tax and thus avoid providing gross-up payments to the executive. Our Compensation Committee has decided that after August 1, 2012, we will no longer include such excise tax gross-up provisions in the executive retention agreements that we enter into with our future executives.

The following table sets forth information on the potential payments to named executive officers upon their termination or a change in control of Vistaprint, assuming that a termination or change in control took place on June 30, 2013.

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Options ($)(2)	Accelerated Vesting of Restricted Share Units ($)(3)	Welfare Benefits ($)(4)	Tax Gross-Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason	3,346,901	—	—	51,581	—	3,398,482
• Change in Control	425,625	35,332	1,523,558	—	—	1,984,515
• Change in Control w/ Termination Without Cause or With Good Reason	3,772,526	35,332	1,523,558	51,581	—	5,382,997
Katryn S. Blake						
• Termination Without Cause or With Good Reason	684,567	—	—	23,691	—	708,258
• Change in Control	267,500	72,870	3,212,654	—	—	3,553,024
• Change in Control w/ Termination Without Cause or With Good Reason	952,067	72,870	3,212,654	23,691	—	4,261,282
Hauke K.U. Hansen						
• Termination Without Cause or With Good Reason	454,903	—	—	2,567	—	457,470
• Change in Control	82,500	—	1,755,005	—	—	1,837,505
• Change in Control w/ Termination Without Cause or With Good Reason	537,403	—	1,755,005	2,567	—	2,294,975
Donald R. Nelson						
• Termination Without Cause or With Good Reason	564,150	—	—	19,427	—	583,577
• Change in Control	270,000	—	2,112,098	—	—	2,382,098
• Change in Control w/ Termination Without Cause or With Good Reason	834,150	—	2,112,098	19,427	—	2,965,675
Ernst J. Teunissen						
• Termination Without Cause or With Good Reason	685,187	—	—	4,911	—	690,098
• Change in Control	217,500	4,092	2,524,091	—	—	2,745,683
• Change in Control w/ Termination Without Cause or With Good Reason	902,687	4,092	2,524,091	4,911	—	3,435,781

(1) Amounts in this column for Termination Without Cause or With Good Reason represent severance amounts payable under the executive retention agreements, and amounts in this column for Change in Control represent the acceleration of cash incentive awards. The amounts of the incentive awards included in these amounts were calculated based on the target amounts payable if Vistaprint had met its targets for the applicable periods. Cash incentive awards that the named executive officers earned as of June 30, 2013 irrespective of a termination without cause or change in control have been excluded. Some of the amounts would be payable to Messrs. Keane and Teunissen in Euros and to Dr. Hansen in Swiss Francs. For purposes of this table, we converted these executive officers' payments from Euros to U.S. dollars at a currency exchange rate of 1.31774 and from Swiss Francs to U.S. dollars at a currency exchange rate of 1.06948, in each case based on the 30-day average currency exchange rate for June 1-30, 2013, which was the end of our most recent fiscal year.

(2) Amounts in this column represent the value of unvested, in-the-money share options that would vest upon the triggering event described in the first column. The value of share options is based on the difference between the exercise price of the options and $49.37 per share, which was the closing price of our ordinary shares on NASDAQ on June 28, 2013, the last trading day of our fiscal year 2013.

(3) Amounts in this column represent the value of unvested restricted share units that would vest upon the triggering event described in the first column, based on $49.37 per share, which was the closing price of our ordinary shares on June 28, 2013.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits (such as insurance for medical, dental, and vision) during the period the named executive officer is eligible to receive those benefits under the executive retention agreements, which is two years for Mr. Keane and one year for the other named executive officers.

(5) Amounts in this column are estimates based on a number of assumptions and do not necessarily reflect the actual amounts of tax gross-up payments that the named executive officers would receive. Our Compensation Committee has decided that after August 1, 2012, we will no longer include such tax gross-up provisions in the executive retention agreements that we enter into with our future executives.

We have also entered into indemnification agreements with our executive officers that provide the executives with indemnification for actions they take in good faith as members of the Management Board.

The Role of Company Executives in the Compensation Process

Although the Compensation Committee manages and makes decisions about the compensation process, the Committee also takes into account the views of our Chief Executive Officer, who makes initial recommendations with respect to executive officers other than himself. Other employees of Vistaprint also participate in the preparation of materials presented to or requested by the Compensation Committee for use and consideration at Compensation Committee meetings.

Share Ownership Guidelines

In May 2011, we instituted share ownership guidelines for all of our executive officers and members of our Supervisory Board. The guidelines require our executive officers and supervisory directors to hold Vistaprint equity, including ordinary shares they hold directly or indirectly, unvested restricted share units and vested, unexercised, in-the-money share options, with a value, based on the two-year trailing average of the closing prices of Vistaprint's ordinary shares on NASDAQ, equal to or greater than a multiple of the executive officer's annual base salary or the supervisory director's annual retainer, as follows:

- Chief Executive Officer: 5 times annual base salary
- Other executive officers: 3 times annual base salary
- Supervisory directors: 5 times Supervisory Board annual cash retainer

Each executive officer and supervisory director has until June 30, 2015 to comply with the share ownership guidelines, other than Paolo De Cesare and Eric Olsen who have until March 25, 2017, which is four years from their election as supervisory directors. As of June 30, 2013, all executive officers and supervisory directors had met or exceeded their ownership guideline requirement, other than Mr. Olsen.

Section 162(m)

The United States Internal Revenue Service, pursuant to Section 162(m) of the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other named executive officer (other than the Chief Financial Officer) whose compensation is required to be reported to our shareholders pursuant to SEC rules by reason of being among our three most highly paid executive officers. This deduction limitation can apply to compensation paid by U.S. subsidiaries of Vistaprint. Qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met.

The Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the Section 162(m) limitation when it believes that such payments are appropriate and in the best interests of Vistaprint and its shareholders, after taking into account business conditions or the officer's performance. Although the Compensation Committee considers the impact of Section 162(m) when administering Vistaprint's compensation plans, it does not make decisions regarding executive compensation based solely on the expected tax treatment of such compensation. As a result, the Compensation Committee has deemed it appropriate at times to forego qualified performance-based compensation under Section 162(m) in favor of awards that may not be fully tax-deductible by Vistaprint's subsidiaries.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Supervisory Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the Supervisory Board
George M. Overholser, Chair
Peter Gyenes
Eric C. Olsen
Louis R. Page

SUMMARY COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation earned in each of the last three fiscal years or each fiscal year when each individual was serving as an executive officer, whichever is shorter, by:

(i) our principal executive officer;

(ii) our principal financial officer; and

(iii) our other three highest paid executive officers for our fiscal year ended June 30, 2013.

Throughout this proxy statement, we refer to the individuals listed in (i) through (iii) above as our named executive officers.

Name and Principal Position	Year	Salary ($)	Share Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Robert S. Keane(3)	2013	559,907	—	3,450,821(4)	1,127,579	3,192(5)	5,141,499
President and Chief	2012	509,540	—	17,624,626(4)	906,625	2,548	19,043,339
Executive Officer	2011	377,554	2,279,968	2,849,983	1,019,859	4,244	6,531,608
Katryn S. Blake	2013	344,712	1,004,972	—	425,415	510,294(6)	2,285,393
Executive Vice President, Global Marketing and	2012	330,077	1,172,470	2,680,193(4)	371,250	10,943	4,564,933
Chief Customer Officer	2011	314,058	2,056,282	704,833	387,377	7,350	3,469,900
Hauke K.U. Hansen(3)(7) *Senior Vice President and Chief Manufacturing Officer*	2013	347,583	824,958	580,118(4)	152,917	74,002(8)	1,979,578
Donald R. Nelson	2013	329,808	649,963	—	309,630	7,650(9)	1,297,051
Executive Vice President, Capabilities and Chief	2012	320,000	749,966	3,480,783(4)	261,000	11,925	4,823,674
Information Officer	2011	304,827	1,374,452	179,979	346,556	7,350	2,213,164
Ernst J. Teunissen(3)	2013	320,023	749,996	—	441,530	39,532(10)	1,551,081
Executive Vice President and Chief Financial	2012	306,309	874,979	4,060,892(4)	363,393	37,449	5,643,022
Officer	2011	318,978	1,692,633	704,713	209,916	43,170	2,969,410

(1) The amounts reported in these columns represent a dollar amount equal to the grant date fair value of the share awards as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

(2) The amounts reported in this column represent the aggregate amounts earned for each such fiscal year under each named executive officer's annual cash incentive award for that fiscal year and the component of each officer's long-term cash incentive awards that is attributable to that fiscal year. You can find more information about the amounts paid for fiscal 2013 to each executive officer under his or her annual and long-term cash incentive awards in the Compensation Discussion and Analysis section of this proxy statement.

(3) We paid the amounts under "Salary," "Non-Equity Incentive Plan Compensation," and "All Other Compensation" to Messrs. Keane and Teunissen in whole or in part in Euros and to Dr. Hansen in whole or in part in Swiss Francs. For purposes of this table, we converted these amounts from Euros to U.S. dollars at a currency exchange rate of 1.31774 and from Swiss Francs to U.S. dollars at a currency exchange rate of 1.06948, in each case based on the 30-day average currency exchange rate for June 1-30, 2013, which was the end of our most recent fiscal year.

(4) The value of these share options granted to Ms. Blake and Messrs. Hansen, Nelson, and Teunissen represents the total approximate value of all traditional share options that Vistaprint would have granted to these execu-

tives over a four-year period, and the aggregate value of Mr. Keane's share options, which was intended to equal approximately $21,580,700, represents the total approximate value of all long-term incentive awards of any kind that Vistaprint would have granted to Mr. Keane over a four-year period. Due to a limitation in our 2011 Equity Incentive Plan that prohibits us from granting awards for more than 1,000,000 shares in any fiscal year to any participant, we divided Mr. Keane's share option into two parts that were granted separately in each of our fiscal years 2012 and 2013 for purposes of complying with the limitation set forth in the plan: The $17,624,626 amount that appears in Mr. Keane's fiscal 2012 row of this table represents the first portion of the share option, which was granted on May 4, 2012, and the $3,450,821 amount that appears in Mr. Keane's fiscal 2013 row of this table represents the balance of the share option that was granted on August 1, 2012. The fiscal 2012 and 2013 dollar amounts do not add up to exactly $21,580,700 because the value of the options was determined as of May 4, 2012, but, as required by SEC rules, the value of the fiscal 2013 portion of the option set forth in the table above is as of August 1, 2012, the grant date of the second portion. Our Supervisory Board has passed resolutions that, until fiscal 2016 at the earliest, Vistaprint shall not grant any additional long-term incentive award in any form (including equity or long-term cash awards) to Mr. Keane or any additional share options to Ms. Blake or Messrs. Nelson or Teunissen.

(5) This amount represents tax gross-up payments relating to the reimbursement of business travel expenses.

(6) $429,146 of this amount represents reimbursements and payments for foreign allowances, children's tuition and care, home leave, property maintenance and transportation in connection with Ms. Blake's expatriate assignment to our Paris office; $73,434 of this amount represents U.S. tax payments and tax gross-up amounts relating to the expatriate payments; and $7,714 of this amount represents our matching contributions under Vistaprint USA's 401(k) deferred savings plan.

(7) Dr. Hansen was appointed an executive officer in August 2012.

(8) $47,800 of this amount represents contributions made to our Swiss pension plan for Dr. Hansen, $23,635 of this amount represents car allowance payments, and $2,567 of this amount represents a health allowance.

(9) This amount represents our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan.

(10) This amount represents payments of school tuition for Mr. Teunissen's children.

Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2013

The following table contains information about plan-based awards granted to each of our named executive officers during the fiscal year ended June 30, 2013.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Share Awards: Number of Shares or Share Units (4)(#)	All Other Option Awards: Number of Securities Underlying Options (5)(#)	Exercise or Base Price of Option Awards ($/Sh)(6)	Grant Date Fair Value of Share and Option Awards ($)(7)
		Threshold ($)(1)	Target ($)(2)	Maximum ($)(3)				
Robert S. Keane	09/28/2012(8)	0	996,211	1,992,423				
	08/01/2012				—	224,462	50.00	3,450,821
Katryn S. Blake	09/28/2012	0	305,000	610,000				
	05/31/2013				21,871	—	—	1,004,972
Hauke K.U. Hansen	07/01/2012(8)	0	96,253	192,506				
	08/15/2012				9,457	30,146	50.00	955,088
	05/31/2013				9,793	—	—	449,988
Donald R. Nelson	09/28/2012	0	210,000	420,000				
	05/31/2013				14,145	—	—	649,963
Ernst J. Teunissen	09/28/2012(8)	0	322,846	645,693				
	05/31/2013				16,322	—	—	749,996

(1) The amounts reported in this column represent the amounts that would have been payable under our named executive officers' annual cash incentive awards if we did not meet our minimum constant currency revenue and EPS targets.

(2) These amounts represent target annual cash incentives for our fiscal year ended June 30, 2013, which were based 90% on our achievement of constant currency revenue targets and 10% on our achievement of EPS targets for fiscal 2013. These amounts represent payments that our named executive officers are eligible to receive under their fiscal 2013 annual cash incentive awards for 100% achievement of our targets for fiscal 2013. You can find more information on the amounts actually paid to our executive officers under their fiscal 2013 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(3) These amounts represent the maximum amounts that would have been payable under our named executive officers' annual cash incentive awards for our fiscal year ended June 30, 2013. The payout under our annual cash incentives is capped at 200% of each executive officer's target amount. In fact, based on our achievement of our targets for fiscal 2013, our executive officers received payments that were less than these amounts. You can find more information on the amounts actually paid to our executive officers under their fiscal 2013 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(4) The amounts reported in this column represent restricted share units granted under our 2011 Equity Incentive Plan that vest over a period of four years: 25% one year after they are granted and 6.25% per quarter thereafter. As the restricted share units vest, we automatically issue the vested shares to the employee; the employee does not need to exercise them or pay any amount to us for the purchase of the shares.

(5) The amounts reported in this column represent premium-priced share options granted under our 2011 Equity Incentive Plan that vest over seven years and have an eight-year term. Due to a limitation in our 2011 Equity Incentive Plan that prohibits us from granting awards for more than 1,000,000 shares in any fiscal year to any participant, we divided Mr. Keane's share option into two parts that were granted separately in each of our fiscal years 2012 and 2013 for purposes of complying with the limitation set forth in the plan, and the amount reported for Mr. Keane in this column represents the portion of Mr. Keane's premium-priced share option granted in fiscal 2013.

(6) The exercise price of these premium-priced share options was significantly higher than the closing price of Vistaprint's ordinary shares on NASDAQ on the grant dates. The Compensation Committee chose this exercise price in part because it is higher than the highest of the three-, six-, and twelve-month trailing averages of Vistaprint's share price on NASDAQ as of the July 28, 2011 public announcement of our five-year growth strategy. Thus this premium exercise price ensures that Vistaprint's share price must increase above the price of our shares before the announcement of our strategy in order for the named executive officers to realize any returns on these awards.

(7) The amounts reported in this column represent the grant date fair value for each executive officer's share-based awards computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013. The value of the share option granted to Dr. Hansen represents the total approximate value of all traditional share options that Vistaprint would have granted to him over a four-year period. The value of Mr. Keane's share option reported in this table plus a previous premium-priced option to purchase 1,000,000 shares granted to him on May 4, 2012 (which does not appear in this table because it was granted in fiscal 2012) represent in the aggregate the total approximate value of all long-term incentive awards of any kind that Vistaprint would have granted to Mr. Keane over a four-year period. Our Supervisory Board has passed resolutions that, until fiscal 2016 at the earliest, Vistaprint shall not grant any additional long-term incentive award in any form (including equity or long-term cash awards) to Mr. Keane.

(8) The estimated amounts in this row would be payable to Messrs. Keane and Teunissen in Euros and to Dr. Hansen in Swiss Francs. For purposes of this table, we converted these estimated incentive payments from Euros to U.S. dollars at a currency exchange rate of 1.31774 and from Swiss Francs to U.S. dollars at a currency exchange rate of 1.06948, in each case based on the 30-day average currency exchange rate for June 1-30, 2013, which was the end of our most recent fiscal year.

Outstanding Equity Awards at June 30, 2013

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2013 for each of our named executive officers.

Name	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options					
	(#) Exercisable	(#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
Robert S. Keane(4)	150,000	—	4.11	01/01/2014		
	700,000	—	12.33	05/31/2015		
	130,050	—	23.31	08/04/2016		
	143,618	—	37.51	05/15/2017		
	333,318	—	34.87	05/02/2018		
	146,028	—	34.25	05/07/2019		
	72,600	24,200	47.91	05/06/2020		
	52,620	52,620	54.02	05/05/2021		
	—	1,224,462(5)	50.00(6)	05/04/2020(6)		
					30,860	1,523,558
Katryn S. Blake	6,259	—	23.31	08/04/2016		
	17,478	—	33.47	08/06/2017		
	14,534	8,721	41.02	11/22/2020		
	4,154	4,154	54.02	05/05/2021		
	9,297	139,458	50.00(6)	05/04/2020(6)		
					65,073	3,212,654
Hauke K.U. Hansen	—	30,146	50.00(6)	08/15/2020(6)		
					35,548	1,755,005
Donald R. Nelson	10,000	—	22.12	07/31/2016		
	19,333	—	33.47	08/06/2017		
	3,322	3,324	54.02	05/05/2021		
	12,074	181,115	50.00(6)	05/04/2020(6)		
					42,781	2,112,098
Ernst J. Teunissen	10,959	8,525	48.89	03/01/2021		
	4,154	4,154	54.02	05/05/2021		
	14,086	211,300	50.00(6)	05/04/2020(6)		
					51,126	2,524,091

(1) Except as set forth in footnote 6 below, each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable, so long as the named executive officer continues to be employed with us, as to 25% of the shares subject to the option after one year and 6.25% per quarter thereafter. Except as set forth in footnote 6, each share option expires 10 years after the date on which it was granted.

(2) So long as the named executive officer continues to be employed with us, each restricted share unit vests, and the vested shares are issued to the named executive officer, over a period of four years: 25% of the shares subject to the unit after one year and 6.25% per quarter thereafter.

(3) The market value of the restricted share units is determined by multiplying the number of restricted share units by $49.37 per share, which was the closing price of our ordinary shares on NASDAQ on June 28, 2013, the last trading day of our fiscal year 2013.

(4) All of Mr. Keane's awards are held by his Trusts.

(5) Mr. Keane may not exercise his premium-priced options unless our share price on NASDAQ is at least $75.00 on the exercise date. Because the closing price of our ordinary shares on NASDAQ on June 28, 2013, the last trading day of our fiscal year 2013, was $49.37, these options were not exercisable as of June 30, 2013.

(6) These awards are premium-priced share options with an exercise price that is significantly higher than the closing price of Vistaprint's ordinary shares on NASDAQ on the grant dates. The Compensation Committee chose this exercise price in part because it is higher than the highest of the three-, six-, and twelve-month trailing averages of Vistaprint's share price on NASDAQ as of the July 28, 2011 public announcement of our five-year growth strategy. The premium-priced share options vest over seven years and have an eight-year term.

Option Exercises and Shares Vested in the Fiscal Year Ended June 30, 2013

The following table contains information about option exercises and vesting of restricted share units on an aggregated basis during fiscal 2013 for each of our named executive officers.

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)($)
Robert S. Keane	—	—	24,690	882,848
Katryn S. Blake	—	—	21,818	820,306
Hauke K.U. Hansen	—	—	7,508	302,959
Donald R. Nelson	—	—	14,959	550,719
Ernst J. Teunissen	—	—	17,997	672,312

(1) Represents the net amount realized from all option exercises during fiscal 2013. In cases involving an exercise and immediate sale, the value was calculated on the basis of the actual sale price. In cases involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price of our ordinary shares on NASDAQ on the date of exercise.

(2) The value realized on vesting of restricted share units is determined by multiplying the number of shares that vested by the closing sale price of our ordinary shares on NASDAQ on the vesting date.

COMPENSATION OF SUPERVISORY BOARD MEMBERS

The following contains information with respect to the compensation earned by our supervisory directors in the fiscal year ended June 30, 2013:

Name	Fees Earned or Paid in Cash ($)	Share Awards (1)($)	Option Awards (1)($)	Total ($)
Paolo De Cesare	10,373	124,970	149,996	285,339
John J. Gavin, Jr.	61,000	109,989	49,993	220,982
Peter Gyenes	56,000	109,989	49,993	215,982
Eric C. Olsen	10,373	124,970	149,996	285,339
George M. Overholser	56,000	109,989	49,993	215,982
Louis R. Page	56,000	109,989	49,993	215,982
Richard T. Riley	80,093	109,989	49,993	240,075
Mark T. Thomas	46,907	109,989	49,993	206,889

(1) The value of the share awards equals their grant date fair value as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013. All share options referenced in this table were granted with an exercise price equal to the closing price of our ordinary shares on NASDAQ on the date of grant.

Outstanding Equity Awards Held by Supervisory Directors at June 30, 2013

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2013 for each of our supervisory directors.

	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options					
Name	(#) Exercisable	(#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
Paolo De Cesare	—	7,004	40.80	04/30/2023		
					3,063	151,220
John J. Gavin, Jr.	12,018	—	24.32	08/21/2016		
	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	9,548	—	15.94	11/07/2018		
	1,919	—	54.46	11/17/2019		
	2,035	408	40.99	11/12/2020		
	1,345	1,345	35.77	11/03/2021		
	529	2,646	30.30	11/08/2022		
					5,011	247,393
Peter Gyenes	17,389	—	24.33	02/05/2019		
	1,919	—	54.46	11/17/2019		
	2,035	408	40.99	11/12/2020		
	1,345	1,345	35.77	11/03/2021		
	529	2,646	30.30	11/08/2022		
					5,011	247,393
Eric C. Olsen	—	7,004	40.80	04/30/2023		
					3,063	151,220

Name	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options		Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
	(#) Exercisable	(#) Unexercisable				
George M. Overholser	14,500	—	4.11	07/29/2014		
	1,462	—	33.24	11/14/2016		
	1,324	—	46.18	11/02/2017		
	3,183	—	15.94	11/07/2018		
	1,759	—	54.46	11/17/2019		
	2,035	408	40.99	11/12/2020		
	1,345	1,345	35.77	11/03/2021		
	529	2,646	30.30	11/08/2022		
					5,011	247,393
Louis R. Page	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	9,548	—	15.94	11/07/2018		
	1,919	—	54.46	11/17/2019		
	2,035	408	40.99	11/12/2020		
	1,345	1,345	35.77	11/03/2021		
	529	2,646	30.30	11/08/2022		
					5,011	247,393
Richard T. Riley	30,000	—	4.11	02/01/2015		
	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	9,548	—	15.94	11/07/2018		
	1,919	—	54.46	11/17/2019		
	2,035	408	40.99	11/12/2020		
	1,345	1,345	35.77	11/03/2021		
	529	2,646	30.30	11/08/2022		
					5,011	247,393
Mark T. Thomas	5,758	—	54.46	11/17/2019		
	2,035	408	40.99	11/12/2020		
	1,345	1,345	35.77	11/03/2021		
	529	2,646	30.30	11/08/2022		
					5,011	247,393

(1) Each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a supervisory director on each such vesting date. Each share option expires 10 years after the date on which it was granted.

(2) Each restricted share unit vests, and the vested shares are issued to the supervisory director, as to 8.33% of the shares subject to the unit per quarter over a period of three years, so long as the supervisory director continues to serve as a supervisory director on each such vesting date.

(3) The market value of the restricted share units is determined by multiplying the number of restricted share units by $49.37 per share, which was the closing price of our ordinary shares on NASDAQ on June 28, 2013, the last trading day of our fiscal year 2013.

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on our Supervisory Board. When we initially set our supervisory directors' compensation, we considered the significant amount of time that supervisory directors expend in fulfilling their duties to Vistaprint, the skill level that we require of members of our Supervisory Board, and competitive compensation data from our peer group.

As described in Proposal 9 of this proxy statement, we are asking our shareholders to approve changes to both the cash and equity components of our Supervisory Board compensation. If our shareholders do not approve the proposed changes, then the compensation package described below will remain in place.

Fees

We pay our supervisory directors the following fees for their service on our Supervisory Board:

All supervisory directors	• $24,000 retainer per fiscal year • $10,000 retainer per fiscal year for each committee of the Supervisory Board on which the director serves • $3,000 for each regularly scheduled Supervisory Board meeting that the director physically attends
Chairman of the Supervisory Board	$15,000 retainer per fiscal year
Chairman of our Audit Committee	$15,000 retainer per fiscal year
Chairmen of our Compensation Committee and Nominating and Corporate Governance Committee	$10,000 retainer per fiscal year

We also reimburse our supervisory directors for reasonable travel and other expenses incurred in connection with attending meetings of our Supervisory Board and its committees, and we pay for their tax preparation fees and filings for their Dutch income tax returns.

Equity Grants

On the date of each annual general meeting, each supervisory director receives two equity grants:

(1) a share option to purchase a number of ordinary shares having a fair value equal to $50,000, up to a maximum of 12,500 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and

(2) restricted share units having a fair value equal to $110,000 granted under our 2011 Equity Incentive Plan.

Each newly appointed supervisory director receives two equity grants upon his or her initial appointment to the Supervisory Board:

(1) a share option to purchase a number of ordinary shares having a fair value equal to $150,000, up to a maximum of 50,000 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and

(2) restricted share units having a fair value equal to $125,000, granted under our 2011 Equity Incentive Plan.

The supervisory directors' options and restricted share units vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. Each option expires upon the earlier of ten years from the date of grant or three months after the supervisory director ceases to serve as a director. The exercise price of the options granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, is the fair market value of our ordinary shares on the date of grant.

For the purposes of determining the number of share options and restricted share units to be granted at each annual general meeting or upon initial appointment, the fair value of each share option and restricted share unit is determined by the Supervisory Board using a generally accepted equity pricing valuation methodology, such as the Black-Scholes model or binomial method for share options, with such modifications as it may deem appropriate to reflect the fair market value of the equity awards. In fiscal 2013, we used the Black-Scholes model to determine fair market value of share options.

Compensation Committee Interlocks and Insider Participation

During fiscal 2013, Messrs. Gyenes, Olsen, Overholser, and Page served as members of our Compensation Committee. During fiscal 2013, no member of our Compensation Committee was an officer or employee of Vistaprint or of our subsidiaries or had any relationship with us requiring disclosure under SEC rules.

During fiscal 2013, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Supervisory Board or Compensation Committee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2013 about the securities issued or authorized for future issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by shareholders(1)	4,379,207	$36.46	2,905,755(3)
Equity compensation plans not approved by shareholders(2)	—	—	—
Total	4,379,207	$36.46	2,905,755(3)

(1) Consists of our Amended and Restated 2000-2002 Share Incentive Plan, Amended and Restated 2005 Equity Incentive Plan, 2005 Non-Employee Directors' Share Option Plan, and 2011 Equity Incentive Plan. This column does not include an aggregate of 1,107,495 shares underlying restricted share units that were unvested as of June 30, 2013.

(2) Consists of our 2011 Inducement Share Plan. This column does not include an aggregate of 253,171 restricted shares outstanding as of June 30, 2013.

(3) Includes 2,823,339 shares available for future awards under our 2011 Equity Incentive Plan and 82,416 shares available for future awards under our 2005 Non-Employee Directors' Share Option Plan, as amended. No shares are available for future award under our 2011 Inducement Share Plan, Amended and Restated 2005 Equity Incentive Plan, or Amended and Restated 2000-2002 Share Incentive Plan.

CORPORATE INFORMATION

Management Board

Robert Keane
Chief Executive Officer

Hauke Hansen
Chief Manufacturing Officer

Don Nelson
Chief Information Officer

Trynka Shineman Blake
Chief Customer Officer

Ernst Teunissen
Chief Financial Officer

Supervisory Board

Paolo De Cesare
Chief Executive Officer,
Printemps Department Store

John J. Gavin, Jr.
Former Chief Financial Officer,
BladeLogic, Inc.

Peter Gyenes
Chairman and Lead Independent Director,
Sophos Plc

Eric Olsen
Executive Vice President, Operations,
Lafarge

George Overholser
CEO and Co-Founder,
Third Sector Capital Partners

Louis Page
President and General Partner,
Window To Wall Street, Inc.

Richard Riley
Former Chairman and Chief Executive Officer,
LoJack Corporation

Mark Thomas
Founder and Partner,
Monitor Clipper Partners

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
USA
Phone: +1-617-266-2000

Corporate Counsel

Stibbe
Stibbetoren
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands
Phone: +31-20-546-06-06

WilmerHale
60 State Street
Boston, MA 02109
USA
Phone: +1-617-526-6000

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
USA
Phone: +1-800-962-4284

Financial Information

To request financial documents such as our 10-K for the fiscal year ended June 30, 2013, as filed with the Securities and Exchange Commission, please visit ir.vistaprint.com, call our investor relations line at +1-781-652-6480 or send an email to ir@vistaprint.com.

General Information

Members of the media or others seeking information on the company should contact the public relations department at +1-781-652-6444 or publicrelations@vistaprint.com.

Annual General Meeting of Shareholders

November 7, 2013
Hudsonweg 8
5928 LW Venlo
The Netherlands

Address

Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

Vistaprint N.V.

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